Exhibit 99.1

Notice of Annual Meeting of Shareholders and Management Proxy Circular
Annual Meeting
April 7, 2021 | Bank of Montreal

Notice of Annual Meeting of Shareholders

You’re invited to attend BMO’s 2021 annual meeting of shareholders.

How to attend

As COVID-19 continues to challenge Canadians and the economy, we have decided to hold our 2021 annual meeting virtually again this year. You can participate in the virtual meeting by logging on to the webcast.

Date and time	Webcast
Wednesday, April 7, 2021 9:30 a.m. Eastern time	https://web.lumiagm.com/458701741 Enter password: bmo2021 (case sensitive)

Who can vote

You can vote if you held BMO shares as of the close of business on February 8, 2021, except as noted on page 4. You have one vote per share. There were 646,949,486 common shares outstanding on February 8, 2021, but there may be fewer eligible votes because of voting restrictions – see page 4.

How to vote

You can vote in advance by proxy or voting instruction form, or vote in real-time at the virtual meeting by logging on to the webcast. Voting using the form you received is the easiest way to vote. How you cast your vote depends on how you hold your shares (see page 5 for details).

Have questions about voting? Contact our transfer agent, Computershare Trust Company of Canada:

by phone 1-800-340-5021 (toll-free in Canada and the United States) 1-514-982-7555 (outside North America))	by email service@computershare.com

On the cover: Ashley Amaral Personal Banking Associate Front and Berkeley Branch 236 Front Street East

2021 meeting agenda

	Board recommendation	Read more

1. Receive BMO’s consolidated financial statements for the year ended October 31, 2020 and the auditors’ report	> Download a copy at www.bmo.com	page 2

2. Elect the board of directors	> Vote FOR each nominated director	page 2

3. Appoint the auditors	> Vote FOR	page 2

4. Vote (on an advisory basis) on our approach to executive compensation	> Vote FOR	page 3

5. Consider the shareholder proposal requesting an additional climate change related report	> Vote AGAINST	page 3

You will also consider any other business that is properly brought before the meeting.

Items 3, 4 and 5 will be approved only if the majority (more than 50%) of the votes cast are FOR the proposal.

Please take a moment to vote. Your participation is important to us.

Barbara M. Muir

SVP, Chief Legal Officer, Corporate & Corporate Secretary

By order of the board of directors

February 23, 2021

How to ask questions at the meeting You can ask questions during the webcast, or by sending them to us before the meeting:

Where to get a copy of the 2021 management proxy circular

We’re making the circular available online instead of by mail according to a set of rules developed by the Canadian Securities Administrators called notice and access, and pursuant to an exemption received from the Office of the Superintendent of Financial Institutions. If you’re a beneficial holder who has already given us instructions to send you printed documents, your circular is attached to this notice.

You can download the circular at (www.envisionreports.com/BMO2021), on our website (www.bmo.com/home/about/banking/investor-relations/annual-general-meeting), or on SEDAR (www.sedar.com). If you prefer to have a paper copy, contact our transfer agent, Computershare, and they will send you a copy.

Check in regularly for information updates

Updates on how to vote and participate at the meeting will be posted on (www.envisionreports.com/BMO2021), on our website (www.bmo.com/home/about/banking/investor-relations/annual-general-meeting), and on SEDAR (www.sedar.com). Please be sure to check in from time to time.

corp.secretary@bmo.com
Bank of Montreal Corporate Secretary’s Department 100 King Street West 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1

Look for more information online

www.bmo.com/corporategovernance

2021 Management Proxy Circular	2020 Annual Report	2020 Sustainability Report and Public Accountability Statement	2020 Voting results

Management Proxy Circular

Message to shareholders

Dear fellow shareholders,

This year’s annual meeting of shareholders will be held on Wednesday, April 7, 2021 at 9:30 a.m. Eastern time. This will again be a virtual meeting to protect everyone’s health and safety during the COVID-19 pandemic and respect the protocols from public health and government authorities.

About the shareholder meeting

If you held BMO shares at the close of business on February 8, 2021, you are entitled to vote at the meeting. The annual meeting is your opportunity to elect the members of the board of directors, vote on other items of business, and hear directly from management about BMO’s performance in fiscal 2020 and our plans for the future, among other things (see page 2). We hope you will take this opportunity to participate in the governance of your company – it’s the best and most practical way to do so.

This year you will elect 13 directors to the board. Eleven of the nominees currently serve as directors and are standing for re-election. Long-serving director, Ronald Farmer, is retiring from the board in accordance with our Director Term Limit Policy after a distinguished tenure. Ron has contributed enormously to the board’s deliberations and the bank’s growth, and we thank him for his dedication and service over the past 18 years. Two new nominees are standing for election: Stephen Dent, Co-Founder and Partner of Birch Hill Equity Partners, and Madhu Ranganathan, Executive Vice President and Chief Financial Officer at OpenText Corporation. Both are well qualified, and their knowledge and experience will be an excellent complement to the talented group of individuals who currently serve on our board.

Please take some time to read the attached management proxy circular before you vote your shares. It includes important information about the annual meeting, governance at BMO and executive compensation. You can find more information about BMO in our 2020 Annual Report and our 2020 Sustainability Report and Public Accountability Statement, available on our website at www.bmo.com.

George A. Cope, Chair of the Board	Darryl White Chief Executive Officer

Responding with perseverance and resilience

2020 was an extraordinary year and like no other in people’s memory. The coronavirus pandemic triggered a global health emergency and a severe economic downturn, threatening the lives and livelihoods of millions of people around the world.

BMO moved quickly to protect the health of our employees, who worked tirelessly to support our clients and communities and deliver relief programs on behalf of governments. As the pandemic continues to affect our daily lives, we particularly want to recognize the contributions being made by our colleagues serving customers and communities on the frontlines in branches, and in offices supporting these transactions and advice. Those who have been working from home adapted quickly to using remote work technologies, and continued to support our customers and serve their needs throughout. We thank them all.

Our results for the year are a testament to the efforts of our people, the resilience and diversification of our businesses and our ability to adapt quickly to the evolving environment, while delivering against our strategic priorities. In 2020, adjusted earnings per share were $7.71, having appropriately provisioned for loan losses. Adjusted pre-provision, pre-tax earnings increased 7%, as we held expenses stable relative to the prior year, delivering above-target positive operating leverage of 2.7%, and improving our efficiency by 160 basis points from last year. At the same time, we maintained strong capital and liquidity positions and continued to provide a strong dividend for shareholders, extending BMO’s unbroken dividend record dating back to 1829.

Ready for the future

We continue to accelerate the execution of our strategy and our Purpose – to Boldly Grow the Good in business and life. We are positioning our businesses for profitable growth, while providing unwavering support for our customers and championing inclusion and diversity across the bank and our communities. We remain focused on our overall commitment to sustainability, building on our competitive strengths, maintaining strong client loyalty and leveraging a winning culture to continue to build a digitally enabled, highly efficient and future ready bank.

We hope you will join this year’s shareholder meeting and please remember to vote your shares. Your vote is important.

George A. Cope	Darryl White

February 11, 2021

Guide to the 2021 management proxy circular

In this circular:

•	we, our, us, BMO and the bank mean Bank of Montreal and our subsidiaries
•	you, your and shareholder refer to holders of BMO common shares
•	shares means BMO common shares
•	circular means this management proxy circular
•	board means BMO’s board of directors

Information in this circular is as at February 11, 2021 and in Canadian dollars, unless indicated otherwise.

The board has approved the content of this circular for distribution to shareholders.

What we’re discussing at our 2021 annual meeting, important information about voting, and details about the proposed board.	▶	1	The Annual Meeting 2 2 2021 Meeting Agenda 4 Voting Instructions 7 About the Nominated Directors

All about our board and corporate governance practices, and how these are integral to our performance and long-term sustainability.	▶	2	Governance 15 16 About the Board of Directors 23 Building an Effective Board 32 Director Compensation 34 2020 Committee Reports

How executive compensation effectively links bank results, compensation for executives, financial returns to shareholders, and our commitment to pursuing growth responsibly and sustainably.	▶	3

Executive Compensation 39

40   Message from the Chair of the Human Resources Committee

45   Compensation Governance and Oversight

48   BMO’s Approach to Executive Compensation

60   2020 Performance and Compensation

74   Executive Compensation Tables and Other Financial Information

Administrative information and the board’s mandate.	▶	4	Other Information 85

The shareholder proposals received this year, including the one being voted on.	▶	5	Shareholder Proposals 88

Bank of Montreal Management Proxy Circular 2021	1

THE ANNUAL MEETING

2021 Meeting Agenda

1. Receive BMO’s financial statements

Our consolidated financial statements for the year ended October 31, 2020 are available in our 2020 Annual Report on our website at www.bmo.com and in our profile on SEDAR at www.sedar.com.

2. Elect the board of directors

Shareholders will elect 13 directors to the board this year. Each nominated director is experienced and qualified to serve on our board. You can read about each nominee beginning on page 8.

Eleven of the 13 nominees were elected at our 2020 annual meeting and are standing for re-election, to hold office for a term of one year until our next annual meeting or until their successors are elected or appointed. Stephen Dent and Madhu Ranganathan are new nominees standing for election to the board for the first time.

If, for any reason, at the time of the meeting any nominee is unable to serve, your proxyholder can vote for a substitute nominee at their discretion, unless you have specified otherwise on your proxy or voting instruction form. You can read more about voting beginning on page 4.

The board recommends you vote FOR each nominee.

If you have selected the BMO representatives (George Cope or Darryl White) as your proxyholder and have not specified your voting instructions, they will vote for all of the nominees listed in this circular.

Majority voting for directors

Our Majority Voting Policy requires a director standing for election or re-election in an uncontested election to offer to resign if he or she receives more withhold votes than for votes. The Governance and Nominating Committee will review the matter and recommend to the board to accept the resignation unless there are exceptional circumstances. The nominee will not participate in the discussions.

3. Appoint the auditors

The board proposes that KPMG LLP be appointed as the shareholders’ auditors for the 2021 fiscal year. KPMG LLP has been one of BMO’s auditing firms since 1990 and became our sole auditing firm on November 1, 2003.

Auditors’ fees

The table below shows the fees paid to KPMG LLP for the fiscal years ended October 31, 2020 and 2019:

The board recommends you vote FOR the appointment of KPMG LLP as auditors.

If you have selected the BMO representatives (George Cope or Darryl White) as your proxyholder and have not specified your voting instructions, they will vote for the appointment of KPMG LLP as auditors.

Fees ($ millions) (1)	2020	2019
Audit fees based on applicable Canadian securities laws and U.S. SEC definitions	$21.1	$20.8
Audit-related fees for accounting advice, specified procedures on the circular and other specified procedures	2.5	2.8
Tax fees	0.1	0.1
All other fees mainly for reviews of compliance with regulatory requirements for financial information and reports on internal controls for services provided by various BMO businesses and for translation services	1.5	0.6
Total	$25.2	$24.3
(1) The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.

2	Bank of Montreal Management Proxy Circular 2021

Auditor independence

We have a strict policy limiting other services that the auditors can provide to the bank. The Audit and Conduct Review Committee (or its delegate) pre-approves all services to be provided by the auditors following our Auditor Independence Standard, either case by case, or in annual budgets for specific services. This helps protect the audit function from conflicts of interest and helps ensure auditor independence. A rigorous process ensures that all services provided by the auditors comply with our standard as well as professional standards and securities regulations.

4. Vote (on an advisory basis) on our approach

to executive compensation

We are asking you to vote on the way we compensate our executives.

BMO’s success depends on the strength and performance of its people. The executive compensation program is designed to support our strategic priorities, and tie executive rewards to the long-term growth and health of the organization. Bank results, compensation for executives, financial returns to shareholders and BMO’s commitment to pursuing growth responsibly and sustainably are all connected in a way that does not encourage or reward inappropriate risk-taking.

This vote is advisory and non-binding, but the results will influence how the Human Resources
Committee looks at executive compensation in the future.

The board recommends you vote
FOR our approach to executive
compensation.

If you have selected the BMO
representatives (George Cope or Darryl
White) as your proxyholder and have
not specified your voting instructions,
they will vote for this resolution.

Last year 94.49% of the votes cast
at our 2020 annual meeting of
shareholders were for our approach to
executive compensation.

You will vote on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of our 2021 annual meeting of shareholders.

If you have questions or comments about our executive compensation program, you can contact the Corporate Secretary’s department or communicate directly with the board of directors (see page 22 for details).

5. Consider the shareholder proposals

Harrington Investments, Inc. has submitted one shareholder proposal to the bank to be included in this management proxy circular requesting an additional climate change related report. This proposal submitted for your vote, along with the bank’s response, is set out at page 88. You may vote for, against or abstain from voting on this proposal.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) submitted seven proposals to the bank to be included in this management proxy circular. Following discussions with the bank, MÉDAC has agreed not to submit any of these proposals to a shareholder vote.
The bank has agreed to include MÉDAC’s proposals in the circular for information purposes only. They are reproduced in full, along with the bank’s responses to them, starting on page
90. These proposals are not part of the formal business of the meeting.

See page 88 for the complete text of each shareholder proposal and our response.

The board recommends you
vote AGAINST the shareholder
proposal.

If you have selected the BMO
representatives (George Cope or Darryl
White) as your proxyholder and have
not specified your voting instructions,
they will vote against the proposal.

How to submit a shareholder proposal

If you would like to submit a proposal for the next annual meeting, we must receive it by November 15, 2021.

You’ll find instructions for submitting director nominations in the board’s Proxy Access Policy, on our website at www.bmo.com/home/about/banking/corporate-governance/select-documents.

Bank of Montreal Management Proxy Circular 2021	3

Voting Instructions

As COVID-19 continues to challenge Canadians and the economy, the health and well-being of our employees, clients, investors and communities is our collective priority. As a result of the anticipated ongoing impact of COVID-19, and in consideration of the evolving protocols from public health and government authorities, we have decided, and received a court order to permit us, to hold our 2021 annual meeting virtually again this year. You can participate in the virtual meeting by logging on to the webcast.

Date and time	Webcast
Wednesday, April 7, 2021 9:30 a.m. Eastern time	https://web.lumiagm.com/458701741 Enter password: bmo2021 (case sensitive)

Who Can Vote

You can vote if you held BMO shares as of the close of business on February 8, 2021, except as noted below. You have one vote per share.

The following shares cannot be voted (unless approved by the Minister of Finance):

•	shares beneficially owned by:
•	the Government of Canada or any of its agencies
•	the government of a province or any of its agencies
•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies
•	any person who has acquired more than 10% of any class of BMO shares
•	shares owned by a person, or an entity controlled by a person, who beneficially owns shares representing more than 20% of the eligible votes that can be cast at the meeting.

There were 646,949,486 common shares outstanding on February 8, 2021. To the knowledge of BMO’s directors and officers, no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of our outstanding shares as at that date.

Soliciting your proxy

Management has provided access to or, if requested, sent you this management proxy circular to encourage you to vote at BMO’s 2021 annual meeting.

We solicit proxies by mail, but our outside agency, Gryphon Advisors Inc. may also contact you by mail, email or phone to ask you to vote. BMO pays for the costs of the proxy solicitation. We expect to pay approximately $40,000 to Gryphon Advisors Inc. for their services, plus any related expenses. You can reach them toll-free at 1-833-266-0365 or by email at inquiries@gryphonadvisors.ca.

Your vote is confidential

Computershare counts all proxy votes, and will only discuss them with the bank when legally necessary, when a shareholder clearly intends to communicate with management, or when there is a proxy contest.

What You’ll be Voting On

You will vote on the four items listed below, and consider any other business that is properly brought before the meeting. Each of these items, except the election of the board of directors, can be approved only if the majority (more than 50%) of the votes cast are FOR the proposal.

	Board recommendation	Read more
Elect the board of directors You can vote for or withhold	> Vote FOR each nominated director	page 2
Appoint the auditors You can vote for or withhold	> Vote FOR	page 2
Vote (on an advisory basis) our approach to executive compensation You can vote for or against	> Vote FOR	page 3
Consider the shareholder proposal requesting an additional climate change related report Vote for, against or abstain	> Vote AGAINST	page 3

4	Bank of Montreal Management Proxy Circular 2021

How to Vote

You can vote in advance by proxy or voting instruction form, or vote in real-time at the virtual meeting. Voting using the form you received is the easiest way to vote. How you cast your vote depends on how you hold your shares.

If you hold your shares directly with BMO or through BMO’s Employee Share Ownership Plan, Employee Share Purchase Plan or 401(k) Savings Plan

You have received a proxy form or voting instruction form from Computershare.

How to vote in advance

Send your voting instructions by completing all sections of your form, signing it, and sending it to Computershare.

Fax your signed form to 1-866-249-7775 (toll-free in Canada and the United States) 1-416 263-9524 (outside North America)
Mail your signed form in the envelope provided (or mail it to Bank of Montreal, c/o Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1)
or
Provide your voting instructions online by going to www.investorvote.com and following the instructions.
Call 1-866-732-VOTE (8683) (toll-free)

You will need your 15-digit control number on your form to provide your voting instructions online or by phone.

Be sure to send in your voting instructions right away. Computershare must receive your voting instructions by no later than 5:00 p.m. (Eastern time) on April 5, 2021 (or if the meeting is adjourned the second last business day before it is reconvened).

How to vote at the virtual meeting

To vote at the virtual meeting:

•	Log in online at https://web.lumiagm.com/458701741. We recommend that you log in at least fifteen minutes before the meeting starts
•	Click “Shareholder” and then enter the 15-digit control number on your proxy form (your username)
•	Enter your password: “bmo2021” (case sensitive)
•	Follow the instructions to access the meeting, and vote when prompted

How to change your vote

If you change your mind after you’ve voted in advance, you must deliver a signed written notice changing your instructions to one of the following:

•	our Corporate Secretary before 5:00 p.m. (Eastern time) on April 5, 2021 (or if the meeting is adjourned the second last business day before it is reconvened) at the address, fax number or email on page 86 of this circular
•	the Chair of the Board before the meeting starts or any adjourned meeting reconvenes

You can also change your vote by voting at the virtual meeting (see the instructions above).

About proxyholders

You can appoint someone to be your proxyholder by writing their name in the space provided on your form or, if you’re providing your voting instructions online, by following the online instructions. This person does not need to be a BMO shareholder. Make sure they understand they must attend the virtual meeting and vote for you, following your voting instructions. If you properly complete and return your proxy form or voting instruction form but do not include voting instructions, your proxyholder can decide how to vote.

After you have appointed your proxyholder:

1.	Very important additional step – Register their name and contact information with Computershare by going to www.computershare.com/BankOfMontreal
2.	Computershare will confirm their registration and send them an email, the day before the meeting, with a 4-alpha character code (their username)
3.	Your proxyholder can vote online following the instructions on page 6.

If you don’t appoint a proxyholder, George Cope or Darryl White, directors of the bank, will be your proxyholder. If you properly complete and return your proxy form or voting instruction form but do not include voting instructions, they will vote for you as follows:

•	for each nominated director
•	for appointing the auditors
•	for our approach to executive compensation
•	against the shareholder proposal.

If there are other items brought before the meeting, your proxyholder will decide how to vote.

Have questions about voting? Contact our transfer agent, Computershare Trust Company of Canada:
by phone 1-800-340-5021 (toll-free in Canada and the United States) 1-514-982-7555 (outside North America)

by email service@computershare.com

Bank of Montreal Management Proxy Circular 2021	5

If you hold your shares through a bank or broker (your intermediary)

You are a non-registered shareholder, and you received a voting instruction form from your intermediary. Most BMO shareholders are non-registered.

We may not have records of your shareholdings as a non-registered shareholder—make you sure follow the instructions on your voting instruction form to vote.

How to vote in advance

Send your voting instructions by completing all sections of your voting instruction form, signing it, and sending it to your intermediary following the instructions below, or the instructions on the form. Your intermediary will vote on your behalf, following the voting instructions you provide.

Mail your signed form in the envelope provided
or
Provide your voting instructions online by going to www.proxyvote.com and following the instructions

Call 1-800-474-7493 / 1-800-474-7501 (French) (toll-free in Canada and the United States)

You will need your 16-digit control number on your voting instruction form to provide your voting instructions online or by phone.

Be sure to send in your voting instructions right away. For your vote to count, your intermediary needs to receive your voting instructions in enough time to send them to Computershare. Computershare must receive your voting instructions from your intermediary by no later than 5:00 p.m. (Eastern time) on April 5, 2021 (or the second last business day before any adjournment if the meeting is adjourned).

How to vote at the virtual meeting

To vote at the virtual meeting:

1.

Appoint yourself as proxyholder by writing your name in the space provided on your voting instruction form, and sign the form. Do not complete the voting section of the form because you will be voting at the virtual meeting

2.	Send your voting instruction form to your intermediary following the instructions on the form

3.

Very important additional step: Register your name and contact information with Computershare by going to www.computershare.com/BankOfMontreal. Computershare will send you an email, the day before the meeting, with a 4-alpha character code (your username)

4.	Vote at the virtual meeting:
•	Log in online at https://web.lumiagm.com/458701741. We recommend that you log in at least fifteen minutes before the meeting starts
•	Click “Shareholder” and then enter the 4-alpha character code you received by email from Computershare (your username).
•	Enter your password: “bmo2021” (case sensitive)
•	Follow the instructions to access the meeting, and vote when prompted

How to change your vote

If you change your mind after you’ve sent your voting instructions, or you decide to vote at the virtual meeting, contact your intermediary to find out what to do.

Important information about the virtual meeting

Voting at the meeting

•	You need a username to vote at the meeting. Otherwise you can only attend as a guest. Please follow the instructions above to get a username if you want to vote.
•	You cannot vote if you dial in by telephone. You must log onto the webcast and be connected to the internet at all times to vote at the meeting.
•	If you hold shares in several accounts, make sure you appoint yourself as the proxyholder for all accounts, so you receive only one 4-alpha character code (one username). Otherwise, you will have to sign in on separate devices for each account.
•	It is your responsibility to make sure you are connected for the entire meeting. You should allow plenty of time to check into the meeting online. You’ll find more information in our virtual meeting guide, including a list of compatible web browsers. You can download a copy from SEDAR at (www.sedar.com), at (www.envisionreports.com/BMO2021) or from our website at (www.bmo.com/home/about/banking/investor-relations/annual-general-meeting).

Attending as a guest

•	Guests cannot vote at the meeting.
•	If you have appointed a proxyholder, you can still attend the meeting, but you MUST attend as a guest. If you access the meeting as a registered shareholder, your previous voting instructions will be revoked.

Asking questions

•	To ensure fairness for all, the Chair of the meeting will decide on the order questions are responded to, and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate.
•	Meeting Minutes will be posted on www.bmo.com/home/about/banking/investor-relations/annual-general-meeting after the meeting. We will do our best to respond to all your questions during the meeting. Any questions not answered during the meeting will be answered following the meeting.

6	Bank of Montreal Management Proxy Circular 2021

About the Nominated Directors

An effective board is independent, qualified and diverse. Directors must have appropriate skills and be committed to the role. Having the right mix of directors leads to better decision-making and more effective oversight.

What you’re voting on

You’re electing 13 directors to hold office for a one-year term. Eleven of the 13 nominated directors currently serve on the board.

The board recommends you vote FOR each nominee.

Independence

All of the nominees are independent except Darryl White, because he is our Chief Executive Officer. Under the Bank Act (Canada), the bank’s CEO must be a member of the board. See page 24 for more about how we determine independence.

Skills

All of the nominated directors have experience in accounting and finance, human resources, investment banking/mergers & acquisitions, risk management, strategic planning, and experience on other boards. See page 25 for more about the board’s mix of skills.

Commitment

Directors are expected to attend at least 75% of their board and committee meetings. The 11 directors standing for re-election attended 98% of their meetings in fiscal 2020. See page 30 for more information about attendance.

Diversity

The independent nominated directors reflect the changing demographics of the markets we operate in, the talent available with the expertise required, and our evolving customer and employee base. We also believe in the importance of having each gender make up at least one-third of the independent directors. You can read more about our policies on board diversity on page 25 and director tenure on page 30.

Bank of Montreal Management Proxy Circular 2021	7

Director profiles

This year there are 13 directors nominated to serve on the board. All have agreed to serve for a one-year term. Stephen Dent and Madhu Ranganathan are standing for election to our board for the first time.

Board composition and size are reviewed every year based on several things, including the calibre and scope of director expertise, level of engagement, quality of discussions with management, director succession and committee membership (see page 21 for more about the selection process).

Share ownership

All the nominees seeking re-election are BMO shareholders and 12 of the 13 nominated directors meet our share ownership requirements. You can read more about share ownership requirements for BMO directors and executives on pages 32 and 56.

Share ownership is calculated as at February 11, 2021, and the value is based on $96.84, the closing price of our shares on the TSX on that date.

It includes shares each director beneficially owns or controls, or holds directly or indirectly, and holdings under our deferred share unit (DSU) plan for directors. Mr. White’s holdings include shares, DSUs, restricted share units (RSUs) and performance share units (PSUs) granted under our executive incentive plans.

George A. Cope, C.M.
Chair of the Board (since March 31, 2020)
Independent Age: 59 Director since: 2006 Residence: Toronto, Ontario, Canada 2020 voting results: 97.51% for 2020 attendance: 94%

Has chief executive officer experience and brings more than 25 years of public company experience in the Canadian communications industry, earning a reputation as an innovative operational and financial strategist and leader of high-performance teams

BUSINESS EXPERIENCE

•	President and Chief Executive Officer of BCE Inc. and Bell Canada (2008-2020) (retired on January 5, 2020)

OTHER PUBLIC COMPANY BOARDS (last five years)

•	CGI Inc. (since January 2020) (Corporate Governance Committee, Human Resources Committee)
•	Bell Canada (2008 to 2020)
•	BCE Inc. (2008 to 2020)

SERVICE AND RECOGNITION

•	Recognized as Report on Business CEO of the Year and Corporate Citizen Award (2019), one of Harvard Business Review’s top 100 Best-Performing CEOs in the World (2019), Canada’s Outstanding CEO of the Year (2015), Ivey Business Leader of the Year (2013), Marketer of the Year (1997) and one of Canada’s first Top 40 Under 40 (1996)
•	Board Member, Brain Canada (since 2018)
•	Appointed to the Order of Canada (2014) and inducted into the Canadian Business Hall of Fame (2018)
•	Chair of United Way Toronto (2013)
•	Queen’s Diamond Jubilee Medal (Bell Let’s Talk, 2012)
•	Richard Ivey School Distinguished Service Award (2009)
•	Advisory Board Member, Ivey School of Business (since 1998)

EDUCATION

•	HBA, Ivey School of Business, Western University
•	Honorary doctorate degrees (Western University, University of Windsor, Trent University and Queen’s University)

SHARE OWNERSHIP (as at February 11, 2021)

Shares: 63,160 / $6,116,414

DSUs: 52,468 / $5,081,001

Total: 115,628 / $11,197,416

Total amount at risk (as a multiple of his annual retainer): 49.8x

> Meets share ownership requirements (see page 32)

8	Bank of Montreal Management Proxy Circular 2021

Janice M. Babiak, CPA (US), CA (UK), CISM, CISA
Corporate director

Independent

Age: 63

Director since: 2012

Residence: Nashville, Tennessee, United States

Member of Audit and Conduct Review

Committee (chair) and Governance and Nominating Committee

2020 voting results: 98.22% for

2020 attendance: 100%

Has a strong background in public accounting in North America and internationally, including executive leadership roles and experience in several practice areas including IT and cyber security risk, public policy, climate change and sustainability

BUSINESS EXPERIENCE

•	Former Managing Partner at accounting firm Ernst & Young LLP (EY)
•	Worked at EY from 1982 to 2009 and was based in the United Kingdom from 1990 onwards
•	Held a number of roles including global assurance and advisory P&L leadership roles in Technology Security and Risk Services and Regulatory and Public Policy, and founded and led EY’s global Climate Change and Sustainability Services practice
•	Served on EY’s management board for Northern Europe, Middle East, India and Africa

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Walgreens Boots Alliance, Inc. (since April 2012) (Audit Committee (chair), Finance Committee)
•	Euromoney Institutional Investor PLC (since December 2017) and serves as its senior independent director (Nominations Committee, Remuneration Committee)

SERVICE AND RECOGNITION

•	Council member (2011 to 2019) and current member of select working groups, Institute of Chartered Accountants in England and Wales
•	Member of the advisory board (since October 2019), Nashville Chapter of the National Association of Corporate Directors (NACD)
•	Member of the advisory board (since September 2020), Givewith LLC, an organization working with businesses to use the power of commerce as the engine of world-wide social change
•	Founder of the Nashville Chapter of Women Corporate Directors
•	Named by NACD Directorship magazine as one of the most influential people in the boardroom community (2017)

EDUCATION

•	B.B.A. (Accounting), University of Oklahoma
•	M.B.A., Baldwin Wallace University
•	Holds international information systems security and control, and US and UK accounting qualifications

SHARE OWNERSHIP (as at February 11, 2021)

Shares: 500 / $48,420

DSUs: 27,642 / $2,676,851

Total: 28,142 / $2,725,271

Total amount at risk (as a multiple of her annual retainer): 12.1x

> Meets share ownership requirements (see page 32)

Sophie Brochu, C.M.
Corporate director

Independent

Age: 57

Director since: 2011

Residence: Bromont, Québec, Canada

Member of Audit and Conduct Review

Committee and Governance and

Nominating Committee

2020 voting results: 99.69% for

2020 attendance: 100%

Brings strong senior executive management skills and over 30 years of experience in the Canadian energy industry as well as experience serving on other public company boards

BUSINESS EXPERIENCE

•	President and Chief Executive Officer of Hydro-Québec (since April 2020)
•	President and Chief Executive Officer of Énergir (formerly Gaz-Métro) (2007 to December 2019)
•	Joined Énergir in 1997 as Vice-President, Business Development and held a number of other executive roles prior to becoming President and CEO
•	Began her career in 1987 at SOQUIP, a Québec Crown Corporation

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Bell Canada (since 2010) (Corporate Governance Committee, Management Resources and Compensation Committee)
•	BCE Inc. (until May 2020)
•	CGI Inc. (until April 2020)
•	Valener Inc. (until December 2019)
•	Energir (formerly Gaz Metro) (until December 2019)

SERVICE AND RECOGNITION

•	Member of the Order of Canada (2015)
•	Involved with Centraide of Greater Montréal and founder of ruelle de l’avenir, a project aimed at encouraging students in the Centre-Sud and Hochelaga neighbourhoods of Montréal to remain in school
•	Chair, Fondation Forces Avenir, which promotes students’ involvement in their communities

EDUCATION

•	B.A. (economics), Université Laval

SHARE OWNERSHIP (as at February 11, 2021)

Shares: 500 / $48,420

DSUs: 30,213 / $2,925,827

Total: 30,713 / $2,974,247

Total amount at risk (as a multiple of her annual retainer): 13.2x

> Meets share ownership requirements (see page 32)

Bank of Montreal Management Proxy Circular 2021	9

Craig W. Broderick
Corporate director

Independent

Age: 61

Director since: 2018

Residence: Greenwich, Connecticut United States

Member of Risk Review Committee (chair) and Governance and Nominating Committee

2020 voting results: 99.68% for

2020 attendance: 100%

Has a strong background in investment banking in the United States, with deep experience in the risk area, serving as Chief Risk officer and chair or co-chair of key management risk committees

BUSINESS EXPERIENCE

•	32-year career with investment banking firm, Goldman Sachs, and held several roles in the risk field including Chief Risk Officer until he retired in January 2018
•	Served as a member of Goldman Sachs’ Management Committee and chair or co-chair of key risk committees

OTHER PUBLIC COMPANY BOARDS (last five years)

•	RMG Acquisition Corp III (since February 2021)
•	RMG Acquisition Corp. II (since December 2020)
•	McDermott International Inc. (since June 2020)
•	RMG Acquisition Corp. (February 2019 to December 2020) (Audit Committee)

SERVICE AND RECOGNITION

•	Advisory Council, International Association of Credit Portfolio Managers
•	Global Risk Forum Steering Committee member, Global Association of Risk Professionals
•	Board Member, Street Squash. Supports children, families, and schools in Harlem and Newark by exposing students to academic and athletic experiences.
•	Board Member, FREE (Finance Requires Effective Education). An organization that teaches the basics of personal finance to students in underserved communities
•	Chair of Investment Committee, College of William and Mary (2009 to 2017)

EDUCATION

•	B.A., College of William and Mary

SHARE OWNERSHIP (as at February 11, 2021)

Shares: 5,000 / $484,200

DSUs: 6,551 / $634,399

Total: 11,551 / $1,118,599

Total amount at risk (as a multiple of his annual retainer): 5.0x

> Meets share ownership requirements (see page 32)

Stephen Dent
Corporate director

Independent Age: 59 New nominee Residence: Toronto, Ontario, Canada 2020 voting results: n/a 2020 attendance: n/a

Has over 30 years of experience in private equity and expertise in capital allocation, strategic planning, accounting and finance

BUSINESS EXPERIENCE

•	Managing Director and co-founder, Birch Hill Equity Partners, a Toronto-based private equity firm with interests in several private and public companies since 2005
•	Spent 15 years at a major Canadian chartered bank culminating in a senior role leading the Canadian private equity division of the bank

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Sleep Country Canada Holdings Inc. (2008 to May 2017)

SERVICE AND RECOGNITION

•	Member of the Business Council of Canada
•	Involved in the founding and ongoing support of Our Children’s Medicine; an organization promoting Indigenous employment with leading Canadian companies
•	Involved in the founding and ongoing support of the Birch Hill Scholarship Program; supporting business school education for Indigenous youth

EDUCATION

•	B.B.A (Honours), Wilfred Laurier University
•	M.B.A, Ivey School of Business, Western University

SHARE OWNERSHIP (as at February 11, 2021)

Shares: 25,000 / $2,421,000

DSUs: – / $–

Total: 25,000 / $2,421,000

Total amount at risk (as a multiple of his annual retainer): 10.8x

> Meets share ownership requirements (see page 32)

10	Bank of Montreal Management Proxy Circular 2021

Christine A. Edwards
Corporate director

Independent

Age: 68

Director since: 2010

Residence: Chicago, Illinois, United States

Member of Governance and Nominating Committee (chair), Human Resources Committee and Risk Review Committee

2020 voting results: 98.04% for

2020 attendance: 100%

Has chief legal officer experience and brings extensive experience in legal, compliance and regulatory requirements in the financial services industry in the United States

BUSINESS EXPERIENCE

•	Former capital partner and chair of the Bank Regulatory Practice group at Winston & Strawn LLP, an international law firm headquartered in the US, from 2003 to January 31, 2021
•	37-year legal career including roles as Executive Vice-President and Chief Legal Officer at several Fortune 250 Financial Services Companies including Bank One Corporation and Morgan Stanley where she was responsible for each company’s law, compliance, regulatory and government relations functions

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Vice-Chair of the Board of Trustees, chair of the Audit committee and member of the Executive and Nominating and Governance committees for Rush University Medical Center, a leading academic medical center in Chicago
•	Member of the Leadership Board of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness in Washington, D.C.
•	Ranked nationally in the area of financial services and securities regulation by Chambers USA and America’s Leading Lawyers for Business
•	Illinois Super Lawyer and listed in The Legal 500

EDUCATION

•	B.A. (English and education), University of Maryland
•	J.D. (honors), University of Maryland School of Law

SHARE OWNERSHIP (as at February 11, 2021)

Shares: 3,325 / $321,993

DSUs: 44,390 / $4,298,728

Total: 47,715 / $4,620,721

Total amount at risk (as a multiple of her annual retainer): 20.5x

> Meets share ownership requirements (see page 32)

Dr. Martin S. Eichenbaum
Corporate director

Independent

Age: 66

Director since: 2015

Residence: Glencoe, Illinois, United States

Member of Audit and Conduct Review Committee and Risk Review Committee

2020 voting results: 99.65% for

2020 attendance: 100%

Has an extensive background in economics as a university professor and as a researcher and consultant on economic and fiscal policy to some of the world’s most prestigious organizations

BUSINESS EXPERIENCE

•	Charles Moskos Professor of Economics at Northwestern University in Chicago where he has been a professor since 1988
•	Co-director of the Center for International Economics and Development at Northwestern University

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Consultant to the European Commission
•	International Fellow, C.D. Howe Institute
•	Fellow, American Academy of Arts and Sciences
•	Fellow, Econometric Society
•	Associate, National Bureau of Economic Research and co-editor of its Macro Annual
•	Former co-editor of the American Economic Review (2011 to 2015)
•	Former consultant to the Federal Reserve Banks of Atlanta and Chicago
•	Former consultant to the International Monetary Fund

EDUCATION

•	B.Comm, McGill University
•	Ph.D. (economics), University of Minnesota

SHARE OWNERSHIP (as at February 11, 2021)

Shares: 500 / $48,420

DSUs: 16,806 / $1,627,493

Total: 17,306 / $1,675,913

Total amount at risk (as a multiple of his annual retainer): 7.4x

> Meets share ownership requirements (see page 32)

Bank of Montreal Management Proxy Circular 2021	11

David E. Harquail
Corporate director

Independent Age: 64 Director since: 2018 Residence: Toronto, Ontario, Canada Member of Audit and Conduct Review Committee 2020 voting results: 99.71% for 2020 attendance: 96%

Brings strong executive management skills and experience as a chief executive officer as well as deep knowledge of the gold mining and energy industry

BUSINESS EXPERIENCE

•	Chief Executive Officer of Franco-Nevada Corporation, a leading gold mining and energy royalty company, from 2007 to 2020
•	Director and past chair of the World Gold Council which works to stimulate the demand for gold on behalf of the world’s leading gold producers

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Franco-Nevada Corporation (since 2007) (Chair of the Board since May 6, 2020)

SERVICE AND RECOGNITION

•	Member of United Way of Greater Toronto Campaign Cabinet
•	Major benefactor of the Harquail School of Earth Sciences and its Mineral Exploration Research Centre at Laurentian University in Sudbury
•	Major benefactor of the Harquail Centre for Neuromodulation at Sunnybrook Health Sciences Centre in Toronto
•	Over 40 years of experience serving on public and non-profit boards and task force advisories

EDUCATION

•	B.A.Sc. (geological engineering), University of Toronto
•	Registered Professional Engineer (Ontario)
•	M.B.A., McGill University

SHARE OWNERSHIP (as at February 11, 2021)

Shares: 18,174 / $1,759,970

DSUs: 6,457 / $625,296

Total: 24,631 / $2,385,266

Total amount at risk (as a multiple of his annual retainer): 10.6x

> Meets share ownership requirements (see page 32)

Linda S. Huber
Corporate director

Independent

Age: 62

Director since: 2017

Residence: New York, New York, United States

Member of Audit and Conduct Review Committee and Risk Review Committee

2020 voting results: 99.67% for

2020 attendance: 100%

Has strong corporate finance experience as a seasoned business executive with chief financial officer experience in the financial services industry

BUSINESS EXPERIENCE

•	Chief Financial Officer and Treasurer at MSCI Inc. from April 2019 to September 2020, where she managed the company’s global finance and investor relations functions
•	Joined Moody’s Corporation in 2005 and served as Executive Vice President and Chief Financial Officer from May 2005 to June 2018 and had executive responsibility for the corporation’s global finance activities, information technology, communications and corporate services functions, as well as The Moody’s Foundation
•	Previously held several increasingly senior roles in financial services including Executive Vice President and Chief Financial Officer at U.S. Trust Company (a subsidiary of Charles Schwab & Company, Inc.), Managing Director at Freeman & Co. and Vice President of Corporate Strategy and Development and Vice President and Assistant Treasurer at PepsiCo

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Held the rank of Captain in the U.S. Army, received two Meritorious Service Medals and became airborne qualified during her four years of military service

EDUCATION

•	B.S. (high honors) (business and economics), Lehigh University
•	M.B.A., Stanford Graduate School of Business

SHARE OWNERSHIP (as at February 11, 2021)

Shares: 1,905 / $184,480

DSUs: 8,239 / $797,865

Total: 10,144 / $982,345

Total amount at risk (as a multiple of her annual retainer): 4.4x

> Meets share ownership requirements (see page 32)

12	Bank of Montreal Management Proxy Circular 2021

Eric R. La Flèche
Corporate director

Independent Age: 59 Director since: 2012 Residence: Montréal, Québec, Canada Member of Human Resources Committee 2020 voting results: 98.56% for 2020 attendance: 96%

Brings strong executive management skills including chief executive officer experience, as well as deep knowledge of the food retailing and pharmacy industries in Canada

BUSINESS EXPERIENCE

•	President and Chief Executive Officer of Metro Inc. since April 2008, a leading Canadian food and pharmacy retailer and distributor
•	Joined Metro in 1991 and held a number of roles with increasing responsibility
•	Served as Executive Vice President and Chief Operating Officer from 2005 to 2008

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Metro Inc. (since 2008)

SERVICE AND RECOGNITION

•	Named Canada’s Outstanding CEO of the Year (2020)
•	Long-time volunteer with Centraide of Greater Montréal and served as the 2015 Campaign Co-Chair
•	Member of the advisory board of Tel-Jeunes, the leading kids help phone service in Quebéc

EDUCATION

•	LL.L. (civil law) (cum laude), University of Ottawa
•	M.B.A., Harvard Business School

SHARE OWNERSHIP (as at February 11, 2021)

Shares: 7,000 / $677,880

DSUs: 25,772 / $2,495,760

Total: 32,772 / $3,173,640

Total amount at risk (as a multiple of his annual retainer): 14.1x

> Meets share ownership requirements (see page 32)

Lorraine Mitchelmore
Corporate director

Independent

Age: 58

Director since: 2015

Residence: Calgary, Alberta, Canada

Member of Human Resources Committee (chair), Governance and Nominating Committee and Risk Review Committee

2020 voting results: 98.94% for

2020 attendance: 97%

Has strong executive management skills and over 30 years of experience in the international oil and gas industry, including risk management, business strategy, operations, and employee health and safety

BUSINESS EXPERIENCE

•	President and Chief Executive Officer of Enlighten Innovations Inc. from May 2017 to September 2018
•	Former Executive Vice President, Heavy Oil for Shell and former Shell Canada Limited President and Canada Country Chair from 2009 to 2015
•	Worked for PetroCanada, Chevron and BHP Petroleum prior to joining Shell in 2002

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Suncor Energy Inc. (since 2019)
•	Director TransMountain Corporation (Chair, Human Resources Committee) from 2018 to 2019

SERVICE AND RECOGNITION

•	Member of the Board of Advisors, Catalyst Canada
•	Founder and co-chair, Smart Prosperity
•	Associate of the Creative Destruction Lab (CDL Rockies - Energy Stream)
•	Chair, Economic Strategy Table - Resources of the Future (2018)

EDUCATION

•	B.Sc. (geophysics), Memorial University of Newfoundland
•	M.Sc. (geophysics), University of Melbourne, Australia
•	M.B.A., Kingston Business School in London, England

SHARE OWNERSHIP (as at February 11, 2021)

Shares: 600 / $58,104

DSUs: 17,279 / $1,673,298

Total: 17,879 / $1,731,402

Total amount at risk (as a multiple of her annual retainer): 7.7x

> Meets share ownership requirements (see page 32)

Bank of Montreal Management Proxy Circular 2021	13

Madhu Ranganathan
Corporate director

2020 attendance: n/a Independent Age: 57 New nominee Residence: Saratoga, California 2020 voting results: n/a

Brings more than 30 years of financial leadership experience, with an innovative Silicon Valley technology driven background. Ms. Ranganthan brings a strategic mindset with global industry expertise and deep operational focus in software, hardware and tech-enabled services businesses

BUSINESS EXPERIENCE

•	Executive Vice President and Chief Financial Officer, OpenText (since April 2018)
•	Chief Financial Officer of [24]7.ai, a global customer experience software and services company (June 2008 to March 2018)
•	Senior Vice President & Chief Financial Officer, Rackable Systems, Inc., a provider of server and storage equipment for large scale data centers (December 2005 to May 2008)
•	Redback Networks, Inc. a global provider of advanced telecommunications networking equipment (August 2002 to November 2005)
•	Jamcracker, Inc., an enterprise web services platform company (January 2000 to August 2002)
•	BackWeb Technologies Inc., a “push” technology software provider for e-business solutions (December 1996 to January 2000)
•	Price Waterhouse LLP (April 1995 to December 1996)
•	Grant Thornton LLP (January 1994 to April 1995)
•	Liberty Mutual Insurance Company (November 1989 to June 1993)

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Akamai Technologies (Finance Committee, Audit Committee Chair) (since June 2019)
•	ServiceSource International, Inc. (2017 to 2019)

SERVICE AND RECOGNITION

•	Board member, Watermark, California Bay Area’s largest membership organization dedicated to women’s leadership (2016 to 2018)
•	Board member and President of the Board, Pacific Autism Center for Education (PACE)
•	Member, American Institute of Certified Public Accountants
•	Member, Institute of Chartered Accountants, India
•	Member, Institute of Cost & Management Accountants, India
•	Frequent speaker at forums for finance leadership and women’s empowerment

EDUCATION

•	M.B.A (Finance), University of Massachusetts
•	B.S. Accounting, University of Madras, India

SHARE OWNERSHIP (as at February 11, 2021)

Shares: – / $–

DSUs: – / $–

Total: – / $–

Total amount at risk (as a multiple of her annual retainer): n/a

> Must build share ownership over time to meet the requirements (see page 32)

Darryl White
Chief Executive Officer of BMO Financial Group (since 2017)

Not Independent Age: 49 Director since: May 2017 Residence: Toronto, Ontario, Canada 2020 voting results: 99.68% for 2020 attendance: 100%

Brings strong executive management skills and a long career in financial services that includes 20 years of experience in investment and corporate banking

BUSINESS EXPERIENCE

•	Chief Executive Officer of BMO Financial Group since 2017
•	Joined BMO’s investment and corporate banking team in 1994 and serves as a director of BMO Financial Corp., the bank’s U.S. subsidiary

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Has strong ties to United Way Centraide and in 2018 became Co-Chair of the Inclusive Local Economic Opportunity Roundtable, a partnership between BMO and United Way of Greater Toronto that brings together business and community leaders to develop approaches to reduce economic disparity in the region
•	Campaign Cabinet Co-President, Montréal Children’s Hospital Foundation
•	Member, Business Council of Canada (based in Ottawa) and The Business Council (based in Washington, D.C.)
•	Member, Mayor of Beijing’s International Business Leaders Advisory Council
•	Director, The Bank Policy Institute, a nonpartisan public policy, research and advocacy group, representing leading banks in the U.S.
•	Vice-Chair, Advisory Board, Catalyst Canada
•	Director of Unity Health Toronto, which includes St. Michael’s Hospital, St. Joseph’s Health Centre and Providence Healthcare
•	Director, Montreal Canadiens, National Hockey League
•	Director of Alpine Canada, the governing body for alpine, para-alpine and ski cross racing in Canada

EDUCATION

•	H.B.A., Ivey Business School, Western University
•	Advanced Management Program, Harvard Business School

SHARE OWNERSHIP (as at February 11, 2021)

Shares: 31,016 / $3,003,589

DSUs: 57,909 / $5,607,908

RSUs: 0 / $0

PSUs: 149,697 / $14,496,657

Total: 238,622 / $23,108,154

Total amount at risk (as a multiple of his base salary): 23.1x

> Meets executive share ownership requirements (see page 65)

14	Bank of Montreal Management Proxy Circular 2021

A strong foundation

GOVERNANCE

Corporate governance is important – to our shareholders, our customers, our employees, the communities we operate in – and to us. Sound corporate governance is the foundation for responsible business behaviour and integral to our performance and long-term sustainability.

Our high corporate governance standards reflect emerging best practices and meet or exceed the legal and regulatory requirements of the Toronto Stock Exchange (TSX), New York Stock Exchange (NYSE) and the National Association of Securities Dealers Automatic Quotation System (NASDAQ) that apply to us.

Board expertise

Good governance starts with our board of directors. We get the board composition and structure right by having well-informed people with diverse backgrounds, relevant experience, and independence from management. We gain from their expertise and pay them fairly in return.

▶

> Independent

> Elected annually

> Elected individually (not slate)

> Majority voting policy

> Orientation, continuing education and assessment

> Tenure policy

> Conflict of interest policy

> Proxy access policy

Leading governance practices We monitor regulatory changes and emerging best practices in corporate governance to make sure we are at the forefront	▶

> Code of conduct rooted in our values

> Separate chair and CEO positions

> Board and committee chair term limits

> Policy on interlocking directors

> Board diversity policy

> No hedging of BMO securities

> Director and executive share ownership guidelines

> Annual ‘say on pay’

> Non-executive directors cannot participate in BMO stock option plans

> Leading subsidiary governance practices

Recognition We’ve been recognized over the years for our governance practices	▶

> 100 Most Sustainably Managed Companies in the World – Wall Street Journal

> 2020 Bloomberg Gender-Equality Index

> Best 50 Corporate Citizens in Canada – Corporate Knights

> Global 100 Most Sustainable Corporations in the World – Corporate Knights

> Best Employers for Diversity 2020 (United States) – Forbes

> Gold Award in Excellence in Leadership Development – Brandon Hall Group

> Governance Professionals of Canada, Best Practices Compensation Disclosure and Communication, 2018

Bank of Montreal Management Proxy Circular 2021	15

About the Board of Directors

BMO has a clearly defined Purpose and strategy.

The board’s role is to provide stewardship on behalf of the bank’s shareholders, set general direction and bring an independent perspective and broad experience to the oversight of the bank and its activities.

Board Approval/Oversight Guidelines set out the specific roles and responsibilities of both the board and management, and specifies accountability within the bank. The Bank Act (Canada) sets out certain things that cannot be delegated to the committees, like approving financial statements and dividends.

BMO’s governance structure

Board of Directors

(see page 86 for the board mandate)

•  Provides stewardship, sets general direction and alignment with Purpose, and oversees management, technology and operations

•  Defines the role of the Chair, committee chairs, directors and the CEO, and reviews the definitions every year

•  Oversees subsidiary operations (201 subsidiaries in 22 jurisdictions on October 31, 2020)

Board committees

(see our website for each committee’s charter, and pages 34 to 38 for the 2020 committee reports)

•  Help the board carry out its responsibilities

•  Are led by an independent chair and made up entirely of independent directors

•  Committee membership is reviewed by the Governance and Nominating Committee once a year, to match director skills to committee mandates

Audit and Conduct Review Committee

•  Integrity of financial reporting

•  Effectiveness of internal controls

•  Qualifications, independence and performance of the independent auditors

•  Transactions involving related parties, conflicts of interest and confidential information

•  Standards of ethical business conduct

•  Sustainability governance and disclosure

•  Compliance with legal and regulatory requirements

Governance and Nominating Committee

•  Governance principles and guidelines

•  Board composition, including performing public searches and retaining independent recruitment firms to identify qualified diverse candidates

•  Director development, assessment and succession planning

•  Director compensation

•  Subsidiary oversight

•  Coordination of effective committee oversight

Human Resources Committee	• Human resources strategies • Talent development, retention and succession planning • Compensation oversight and governance • CEO and senior executive appointment and compensation

Risk Review Committee	• Risk appetite framework and governance • Identification and management of risk • Adherence to risk management corporate policies • Compliance with risk-related regulatory requirements

16	Bank of Montreal Management Proxy Circular 2021

The Governance and Nominating Committee defines BMO’s approach to corporate governance, and makes sure our corporate governance framework, guidelines and practices meet or exceed regulatory requirements, industry and shareholder expectations and best practices.

The Chair of the Board is responsible for making sure the board functions effectively and meets its obligations, including its obligations to shareholders. The Chair’s position description is available on our website at www.bmo.com/corporategovernance. George Cope was appointed Chair of the Board effective March 31, 2020. He is an independent director and has served on BMO’s board for more than 13 years.

Ethical culture

BMO adheres to the highest ethical standards. Our commitment to ethical business practices is integral to our reputation in the financial sector and the global economy, and helps us cultivate strong relationships with employees, customers and communities.

The board is responsible for fostering an ethical culture at the bank. BMO’s Chief Ethics and Conduct Officer is responsible for building awareness and understanding of ethical business principles in all aspects of our business and reports directly to the Audit and Conduct Review Committee on the state of ethical conduct in the organization.

BMO’s Purpose	▶	Rooted in our values	▶	Articulated in our codes of conduct

Boldly Grow the Good in business and life.		Integrity: Do what’s right. Empathy: Put others first. Diversity: Learn from difference. Responsibility: Make tomorrow better.		Our Code of Conduct applies to every BMO director, officer and employee. Our Supplier Code of Conduct includes our expectations for supplier integrity, fair dealing and sustainability.

The board’s expectations are described in BMO’s Code of Conduct, which is grounded in our Purpose and our core values. Everyone at BMO – directors, officers and employees – is expected to follow the code. Officers and employees participate in mandatory training every year, and every officer, employee and director confirms they have read, understood, complied with, and will continue to comply with the code. The code is approved by the board and updated every two years.

Our Supplier Code of Conduct is updated every two years to address evolving trends, issues and legislative requirements.

An important aspect of an ethical culture is providing an environment where concerns can be raised without fear of retaliation. BMO provides training and communications about the importance of speaking up and the ways available to do that:

•	there are several ways to report concerns internally
•	we provide a secure, confidential and anonymous third-party reporting service
•	our whistleblower procedures allow for confidential and anonymous reporting of concerns about accounting, internal accounting controls, or auditing matters.

All concerns are investigated and breaches of the code are dealt with promptly.

Bank of Montreal Management Proxy Circular 2021	17

Strategic planning

The board’s role is to approve and oversee BMO’s strategy and its implementation. This includes:

•	reviewing and approving key priorities, opportunities, risks, competitive position, financial projections and other key performance indicators for each operating group and the technology & operations function
•	overseeing strategic planning related to technological innovation, enterprise data, analytics, AI, governance, cyber security and digitech partnerships
•	reviewing and approving the bank’s business and capital plan.

The board holds an annual strategy session with management that covers:

•	our existing strategy and changes resulting from both internal and external factors
•	new opportunities for growth
•	risks related to current and future strategy
•	the financial and capital impacts of the recommended strategy.

At the end of the session, the board provides feedback on the strategic plan, approves the strategic plan and provides feedback on the session itself.

Management updates the board at every meeting on the bank’s and each operating group’s progress in implementing the strategies.

Risk oversight

The bank has an integrated and disciplined approach to risk management that is key to developing a strong risk culture and the success of the bank’s operations. At BMO, we are guided by five key principles on risk:

•	understand and manage risk
•	protect our reputation
•	diversify, limit tail risk
•	maintain strong capital and liquidity
•	optimize risk return.

These key principles drive our approach to risk management across the enterprise and comprise our enterprise risk appetite statement. The board approves this risk appetite statement every year.

The board’s risk oversight role includes ensuring the bank’s corporate objectives are supported by a sound risk strategy and an effective enterprise-wide Risk Management Framework. The framework, approved by the board every year, includes the policies that govern our approach to risk management, including how risk is identified, measured, managed, monitored, and reported. The framework is appropriate for the nature, scale, complexity and risk profile of the bank’s activities.

You can find more about our Risk Management Framework, including the risk oversight responsibilities of the board and its committees, our risk appetite, risk policies and limits, in our 2020 Annual Report.

18	Bank of Montreal Management Proxy Circular 2021

Sustainability

Sustainability is embedded in BMO’s Purpose, strategies and operational and business decision-making processes, capturing opportunities and managing risks to create long-term value for shareholders, customers, employees, communities and the value chain.

This includes applying industry-leading approaches to climate change, financing and lending activities, the procurement of goods and services, human rights and diversity and inclusion, among others.

Board-level oversight of sustainability is embedded in the charter of the Audit and Conduct Review Committee. Every BMO director is evaluated using a skills matrix that includes experience related to sustainability and receives training on sustainability topics.

The Audit and Conduct Review Committee meets with the Chief Sustainability Officer and the General Counsel to review and discuss key sustainability topics. A key part of the Audit and Conduct Review Committee’s role is to review and approve the Sustainability Report and Publicly Accountability Statement, and guide strategy, action plans, performance objectives and targets related to BMO’s operational footprint and sustainable finance commitment, to ensure management is adequately addressing opportunities associated with the transition to a lower-carbon economy.

The Human Resources Committee builds links between executive pay, BMO’s strategic priorities and key priority topics in the sustainability scorecard.

The full board also meets with the Chief Sustainability Officer and General Counsel to review BMO’s sustainability report, including climate related disclosure, and to perform a deep dive discussion on key environmental, social and governance issues and trends as they relate to the bank and the financial services industry generally.

Bank of Montreal Management Proxy Circular 2021	19

Subsidiary governance

BMO has over 200 subsidiaries in 22 jurisdictions worldwide, as at October 31, 2020. Effective governance of these entities is a critical risk management tool.

The Governance and Nominating Committee is responsible for overseeing the enterprise’s organizational structure and the activities of the subsidiaries. A Subsidiary Governance Office identifies and implements best-in-class subsidiary governance practices, including a Subsidiary Governance Framework that applies globally and includes three elements:

A legal entity framework	▶	Governance requirements for each subsidiary	▶	Oversight by the BMO board

The framework includes procedures for establishing, operating and dissolving legal entities.

The complexity of each subsidiary is assessed based on criteria including size of assets, whether the subsidiary is operating, client-facing and/or regulated.

It is then placed into one of four categories of ascending degrees of governance.

Subsidiary boards have structures that comply with the governing law of the subsidiary.

They are composed of executives as management directors and may include qualified independent non-executive directors where required by law or regulator preference. The non-executive directors are nominated based on their independence from the business, using a skills matrix developed by the subsidiary board.

BMO’s Operating Directive ensures consistent governance best practices and proper oversight of each legal entity, promotes thoughtful, effective and efficient governance processes, and clarifies the roles and responsibilities of the directors, officers and corporate units.

The subsidiary’s corporate secretary works with the subsidiary board to implement the governance tools that are appropriate for the subsidiary.

The board is responsible for overseeing BMO’s subsidiaries.

The Subsidiary Governance Office provides information to the board, including, among other things:

•  An annual Legal Entities Report for the Governance and Nominating Committee, which includes the structure of subsidiary boards, statistics by operating group, jurisdiction and assets, the background of non-executive directors and other relevant information.

•  Comprehensive reporting about each subsidiary’s line of business and legal entity activities and the connection to BMO’s business strategy.

Board and committee chairs are also in regular communication with the chairs of the U.S. holding company board and its committees.

Specific subsidiary-related information must be escalated to a senior management committee or to the board, under our Board Approval and Oversight Requirements Policy and related guidelines.

20	Bank of Montreal Management Proxy Circular 2021

Leadership diversity, development and succession planning

BMO’s strategy is grounded in the strength of its people.

The board and the Human Resources Committee together oversee BMO’s leadership.

The Human Resources Committee is responsible for overseeing BMO’s human resources strategy bank-wide, including making sure BMO builds a strong and diverse team that can deliver the bank’s business strategy, has a culture that supports and empowers its people, and talent processes that are simplified, integrated and digitized.

Senior leadership succession

The board appoints the CEO and other members of senior leadership, and monitors their performance, goals, assessments and rewards. It develops, reviews and monitors the CEO succession plan, and the succession strategy for all other senior leadership positions at least once a year.

The Human Resources Committee reviews BMO’s senior leadership pipeline every year and develops succession plans for the CEO and other senior executive roles.

Diversity and inclusion

BMO provides equal opportunities to all employees, regardless of gender, race, ethnicity, disability, sexual orientation, religion, marital status or age. We are actively working to eliminate inequities both within and beyond the bank, and have set explicit diversity targets alongside our performance goals.

In 2020, BMO announced new multi-year workforce representation goals as part of our Zero Barriers to Inclusion 2025 strategy. A key goal is a minimum of 40% men or women at senior leadership level. The strategy includes a commitment to developing diverse talent throughout the bank, including Latinx, Black and Indigenous employees, as well as People of Colour and LGBTQ2+. Also, our annual Count Me In campaign helps us understand our workforce diversity, through voluntary responses to the enterprise-wide Count Me In survey. This allows us to focus our inclusion efforts on programs that meet the needs of employees and create a workplace with zero barriers to inclusion that helps us live our Purpose to Boldly Grow the Good in business and life. This year, we updated two of our Count Me In questions to expand and greater diversify the self-declaration process: (i) expanded the minorities in Canada question to allow employees to further self-identify their race/ethnicity; and (ii) replaced the former LGBTQ2+ self-identification question with two questions on sexual orientation and gender identity.

Gender diversity is built into succession planning and candidate assessment for all open senior leader positions. To monitor progress on the advancement of women and develop a healthy pipeline of female talent, BMO:

•	Identifies top talent and implements development plans for high-potential women
•	Monitors the number of women in senior leadership roles and those in the pipeline

•	Identifies and removes barriers that women commonly encounter in their careers to provide access to leadership and development opportunities
•	Requires that the profiles of diverse executives be reviewed and considered for openings on subsidiary boards.

Representation of women remains significant at all levels at BMO:

•	Overall representation of women is 54%
•	41.1% of the bank’s senior leadership roles (including the executive and managing director levels) are women
•	36% (4 out of 11) of BMO’s Executive Committee are women.

Business practices

BMO’s commitment to gender diversity extends to building sustainable business opportunities, including the commitment to make $3 billion in capital available for women business owners in Canada by 2022, and doubling the number of women-owned businesses we support across our Canadian footprint. In 2020, our commitment extended to awarding grants specifically for women-owned businesses, amplifying our commitment to women in the community.

Bank of Montreal Management Proxy Circular 2021	21

Communication and engagement

BMO and the board communicate directly with shareholders and other stakeholders in various ways and maintain ongoing dialogue to exchange ideas and receive constructive feedback.

Engagement	+	Communication	+	Feedback

BMO’s Shareholder Engagement Policy outlines how management and the board engage with shareholders, how they can communicate with us, and how to request a meeting with BMO directors.

The board meets regularly with institutional shareholders and responds to questions or issues raised by retail shareholders (by telephone or email).

The Corporate Secretary, Shareholder Services, Investor Relations department, and ESG/Sustainability team also have ongoing discussions with shareholders, and respond promptly to any questions, concerns and shareholder proposals.

Regular communication with shareholders includes:

•  quarterly earnings calls (live webcast with a question and answer period)

•  news releases

•  disclosure documents (annual report, management proxy circular, annual information form, sustainability report & public accountability statement and quarterly reports)

•  industry conferences

•  our website

•  phone calls, letters and emails

•  our annual meeting of shareholders (which is also webcast live)

•  meetings with institutional shareholders (one-on-one and as a group).

BMO welcomes your feedback,
and shares it with the board and committees to continually improve our governance practices, disclosure and communications.

You can reach management by email:

Management

corp.secretary@bmo.com

Investor Relations

investor.relations@bmo.com

Shareholder Services

corp.secretary@bmo.com

You can also contact the Chair of the Board, and any of our directors or committee chairs using the information below.

Disclosure practices

BMO’s Disclosure Standard includes guidance for determining whether information is material, and describes the proper and timely distribution of disclosure and material information. The Audit and Conduct Review Committee reviews and approves the standard every two years.

The Chief Financial Officer (CFO) and the General Counsel determine what information is material.

The Disclosure Committee (chaired by the CFO and made up of members of senior management) reviews all annual and interim filings before they are publicly released.

A rigorous attestation process supports CEO and CFO certifications of the adequacy of our financial disclosure. Our most senior executives make quarterly and annual representations specific to their area of responsibility to the Chief Accountant, including declaring that any potentially material issues they know of have been escalated to the Chief Accountant under our financial governance processes.

Three ways to contact the board

1.	Complete the form on our website

www.bmo.com/corporategovernance

2.	Write to the Chair of the Board

Chair of the Board of Directors

BMO Financial Group

P.O. Box 1, First Canadian Place

100 King Street West, 21st Floor

Toronto, Ontario M5X 1A1

3.	Send an email

board.directors@bmo.com

22	Bank of Montreal Management Proxy Circular 2021

Building an Effective Board

Good governance starts with our board of directors. We get the board composition and structure right by having well-informed people with diverse backgrounds, relevant experience and independence from management. This leads to better decision-making and more effective oversight to ensure the bank’s success.

The board and the Governance and Nominating Committee believes a relatively smaller board is more effective. It reviews board size every year to make sure it will promote engagement and quality discussion with management, ensure the right caliber and scope of director expertise, allow for thoughtful director succession and provide for effective committee membership.

This year the board has proposed 13 directors for the board – 11 of the nominees currently serve as directors. Ronald Farmer will retire from the board at the end of our 2021 annual meeting. Stephen Dent and Madhu Ranganathan are new nominees and standing for election to the board for the first time. Directors are elected for a one-year term. The board can appoint directors between shareholder meetings.

At the end of the 2020 annual meeting, three long-standing directors retired at the end of their terms, including J. Robert S. Prichard, who had been Chair of the Board since March 2012. George Cope was appointed Chair of the Board effective March 31, 2020. He is an independent director who has served on BMO’s board for 15 years.

Bank of Montreal Management Proxy Circular 2021	23

Independence

The board must be independent of management to be effective.

All members of the board are independent except our CEO, who is required by the Bank Act (Canada) to be a member of BMO’s board.

Director independence	+	Independent Chair of the Board	+	Otherindependence mechanisms

A director is independent if he or she does not have a relationship with the bank or any of its affiliates that could interfere with his or her independent judgment.

The board uses Director Independence Standards to determine whether a director is independent (available on our website). The standards take into consideration the Bank Act (Canada) definition of affiliated persons, and the Canadian Securities Administrators (CSA), NYSE, and NASDAQ definitions of independence.

In its review of a director’s independence, the board looks at his or her personal, business, and other relationships, and his or her dealings with bank and its affiliates. This involves reviewing biographical information, reports, director questionnaires, bank records and reports, and information about entities the director is involved with.

The threshold for independence is higher for members of our Audit and Conduct Review Committee.

Certain relationships (for example, being an officer of the bank) automatically mean a director is not independent. According to the board’s policies, only two of the board’s directors can also be employees of the bank.

While the bank has lending, banking, and other commercial arrangements with some of the directors and entities they have relationships with, the board is satisfied that these directors are independent under the standards.

BMO has an independent and non-executive Chair of the Board. This allows the board to operate independently of management and provides leadership to the independent directors.

The Chair normally serves for five years with the possibility of renewal for another three years.

The Governance and Nominating Committee is responsible for board Chair succession. The process includes identifying issues facing the bank and interviewing each director individually, as well as determining the most appropriate process for the board to make a final decision, which could include deliberation and a vote if more than one person has significant support.

Meeting without management

Every board meeting and board committee meeting includes time for independent directors to meet without management present.

Managing conflicts of interest

The Directors’ Conflict of Interest Policy is designed to ensure independent decision-making by the board.

The policy includes guidelines for identifying and dealing with conflicts when they arise. Directors or executive officers with a material interest in a matter do not receive related board or committee materials, and are excluded from subsequent discussions or votes.

Getting independent advice

The Chair and each committee can engage outside consultants paid for by the bank, without consulting management. This helps ensure they can receive independent advice.

Serving on other boards

Outside directorships are monitored to make sure directors can operate with independent judgment and have the time available to commit to BMO’s board. No more than two directors can serve on the same outside public company board (called a board interlock) without the consent of the Governance and Nominating Committee.

Members of the Audit and Conduct Review Committee cannot serve on more than three public company audit committees without board approval.

24	Bank of Montreal Management Proxy Circular 2021

Diversity and skills

The Governance and Nominating Committee follows the Board Diversity Policy when recruiting new directors.

The committee looks at several criteria, including:

•	Characteristics and experience: independence, ethics and integrity, range of experience, business judgment, areas of expertise, personal skills and qualities, availability and commitment
•	Diversity by gender, age, ethnicity and geographic background, with particular focus on potential candidates from Black, Indigenous, People of Colour, LGBTQ2+ and disability communities.

The board’s goal is to have each gender make up at least one-third of the independent directors. Six of this year’s nominated directors are women, representing 50% of the independent nominated directors. Three of the board’s four standing committees are chaired by women.

Skills matrix

We capture the ideal list of skills for directors in four broad categories and record them in a skills matrix. The directors confirm their skills every February. The items in the list are reviewed every year and added to as necessary. We use this information to assess the overall strength and diversity of the board and when recruiting new
directors.

Leadership and strategy
Executive leadership Experience as a senior executive/officer of a publicly listed company or major organization
Human resources Experience with benefit, pension and compensation programs (in particular, executive compensation programs)
Strategic planning Experience in the development and implementation of a strategic direction of a large organization
Risk management Knowledge of, and experience with internal risk controls, risk assessments and reporting
Mergers and acquisitions Experience with investment banking or mergers and acquisitions

Accounting and finance

Knowledge of and experience with financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, Canadian or U.S. GAAP and/or IFRS

Legal Experience as a lawyer either in private practice or in-house with a publicly listed company or major organization

Industry and transformation
Financial services Oversight, advisory or operational experience in the financial services industry other than serving as a director of the bank
Retail Experience as a senior executive in a major products, services or distribution company
Information technology and security Experience or knowledge relating to the information technology and security needs of a major organization
Corporate responsibility/sustainability Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices

Bank of Montreal Management Proxy Circular 2021	25

Regulatory
Public policy Experience in the workings of government and public policy
Governance
Other board experience Served as a board member of a public, private or non-profit entity

Orientation and development

The Governance and Nominating Committee is responsible for orientation and the continuing education and development of our directors.

New directors learn about our business through BMO’s director orientation program. All directors are provided with tools and information to make sure they are continuously improving their knowledge to support the complex and evolving role of director of a major bank.

The Chair of the Board facilitates in camera sessions at every board meeting, providing opportunities to further build relationships, confidences and cohesion among directors. These sessions also provide an opportunity for directors to provide feedback on board processes.

Director orientation	+	Ongoing education	+	Engaging with management

Orientation by the Chair of the Board, the committee chairs and the CEO, to learn about the bank’s history and culture, structure, strategic direction, current issues and opportunities, including how BMO differs from its peers. Sessions are held within six months of new directors joining the board.		Regular presentations on BMO’s operations and regulatory briefings, to complement and enhance director understanding of the bank, its products and services and the risks it faces, as well as developments in corporate and risk governance and regulatory matters.

Board dinners – held virtually over the last year – to strengthen the collegial working relationship among directors. These are scheduled alongside regular board meetings, and often include educational sessions related to the bank’s business and strategic direction presented by senior management.

Director governance documents, policies, bylaws, compliance requirements and other information to ensure a smooth transition into their role as director.		Materials and reading recommendations from the Chair, committee chairs, the CEO and the Corporate Secretary.		There is regular engagement between directors and senior management between board meetings.

Individual meetings with the heads of each of our operating groups and corporate functions to learn about our business. Additional meetings and site visits may also be arranged.		Daily News Monitor emails circulated each morning. Articles posted in the Resource Center of the Board portal.		Interaction with senior management and employees through the Executive Meets Directors programs to gain greater insight into the business and for senior management succession planning.

26	Bank of Montreal Management Proxy Circular 2021

Director orientation

The Corporate Secretary’s Office is responsible for the director orientation program, which gives new directors the information they need to understand the bank, the financial industry and board operations so they experience a smooth transition into their roles as members of the board and board committees.

Each new director is immediately appointed to at least one board committee and each board committee also has an orientation program. New committee members receive orientation material for each committee they serve on, and meet individually with the committee chair, the head of the supporting corporate group, and other senior officers as necessary.

The Chair of the Board and the chair of the Governance and Nominating Committee personally welcome new directors, answering questions and assisting with the logistics of board meetings and board processes to ensure that their overall needs are met.

Ongoing education

Directors are expected to continuously upgrade their knowledge about issues affecting our businesses, the financial services sectors we operate in, emerging trends and issues and significant strategic initiatives. Working with the Corporate Secretary, the committee chair identifies relevant and timely information for directors. Directors also identify their own continuing education needs in discussions with management, the board and committees. During the 2020 fiscal year, directors participated in educational and round-table sessions and received educational materials on the topics outlined below. They also received quarterly and ad hoc briefings on regulatory developments. The Session/topics below are aligned to our strategic priorities.

Session/topic	Audience (Board/Committee)
Client loyalty
Agricultural Portfolio Review: portfolio overview, risk profile and exposure concentration	Risk Review
Market and Risk Implications Related to COVID-19 and Energy Markets	Risk Review
Agricultural Portfolio Review	Risk Review
Oil and Gas Portfolio Update	Board
COVID-19 – Client Impact and Client Flows	Board
Commercial Real Industry Review	Risk Review
Quarterly review of net promoter scores in Wealth Management and Personal Banking
Winning culture
Compensation Governance Framework and Senior Leadership Succession, Diversity and Inclusion	Chair, Human Resources Committee
Pension Governance	Human Resources
ISS and Glass Lewis Reports COVID-19 Workforce Support	Human Resources
BMO Learning from Difference for All (digital course)	Chair, Audit and Conduct Review Committee Member, Audit and Conduct Review Committee and Risk Review Committee
Racial Justice Response	Human Resources Committee
The Use of Non-financial Metrics in Incentive Plans; Structured Discretion in Executive Pay; and Incentive Compensation Issues to Consider During a Downturn	Human Resources Committee
Activating Our Culture to Achieve Our Ambition	Board
Diversity Update: BIPOC, LGBTQ2+ and Indigenous segments	Board
Diversity and Inclusion Update (including racial justice events and the creation of Black and Latinx Advisory Council)	Human Resources Committee
Digital first and simplify work
Quarterly VAULT Update: Progress on technology stability/security and driving end-to-end critical services	Board
Simplifying and Digitizing: Using a “Digital First” operating model, including work optimization levers	Board
Technology Modernization and High-Performance Culture as Key Enablers	Board
Disruption Perspectives: Trends, digital operating models and barriers to entry	Board
Manage risk
Structural Market Risk and Fund Transferring Pricing	Risk Review
Structured MTN Programs	Board
Impact of Changing Minimum Credit Card Payments in Credit	Risk Review

Bank of Montreal Management Proxy Circular 2021	27

Session/topic	Audience (Board/Committee)

Cybersecurity Briefing

AML: Regulatory amendments in Canada; Updates on Cannabis and Bank Secrecy Act Reform

FINTRAC’s New Operational Alert

Updates on BREXIT; U.S. Sanctions on Iran

Spotlight – Comprehensive Model Risk Audit Coverage

Subsidiary Governance Review

Audit and Conduct Review
Finance Technology Update; Cyber Security Briefing; COVID-19 Government Relief Programs	Audit and Conduct Review

Economics Update: G7 and Monetary Responses to COVID-19 (BMO Chief Economist)

COVID-19 Pandemic Response – The impact of COVID-19 on cyber security, fraud, technology resiliency and supplier risk

Liquidity, Funding & Market Risk Update (including an overview of Canadian and U.S. government programs and structural market risk)

Credit Impact of COVID-19 and Payment Holidays Plans and Hardship Relief Programs

Risk Review

Cyber Security Update (including fraudulent schemes initiated by criminal groups)

Ontario Capital Markets Modernization Taskforce Update

COVID-19 Litigation and Related Risks

AML Update (Hong Kong Autonomy Act, the US Anti-Money Laundering Act of 2020, UK human rights sanctions)

Audit and Conduct Review
North American Outlook: BMO Capital Markets Economic Research IBOR Transition Update Update on Global Equity Products	Risk Review

Global Outlook: Pre & Post U.S. Presidential Election by The Global Institute of Financial Professionals & Momentum Advisors: How do markets price-in election results; The impact of a protracted election on futures volatility

International Association of Credit Portfolio Managers Webinar: Resilience after COVID-19 – What CPM Need to Know

International Association of Credit Portfolio Managers Virtual Fall Conference: Resilience after COVID-19 – Board Member Perspectives

Chair, Risk Review Committee
Regulatory
OSFI Focus on Culture and Conduct Update on FRB Control Rules, Volcker Amendments, Modernizing Canada’s Privacy Law and California Consumer Privacy Act and US Privacy Laws	Audit and Conduct Review
OCC Large Bank Supervision Directors Conference	Chair, Governance and Nominating Committee
Significant Changes in Governance Rules and Regulations (CSA Report on Women on Boards and in the Executive Officer Positions; CSA Consultation Paper on Access Equals Deliver; ISS and Glass Lewis Updates; SEC Proposed Amendments for Proxy Advisory Firm; Modern Slavery Legislation)	Governance and Nominating Committee
Updates on Significant Changes in Governance Rules and Regulations (Capital Markets Modernization Taskforce Consultation Period; Diversity Beyond Gender; SEC Final Rules on Proxy Advisory Firms; B.C. New Benefit Company Legislation)	Governance and Nominating
AML New Regulatory Requirements and Developments (Cullen Commission, the 2nd Canadian Regulatory Package in Canada	Audit and Conduct Review
Capital Analysis and Review	Board
Governance
The Governance Advisory Market	Governance and Nominating Committee
Market Review of Director Compensation	Governance and Nominating Committee
Deloitte Virtual Board Symposium (Sharpening the Board’s Role in Cyber Risk Oversight; The Board’s Role in ESG; How to be a Champion for Diversity and Inclusion in the Boardroom; The Purpose of the Corporation)	Chair, Audit and Conduct Review Committee

Capital Markets Modernization Task Force Consultation Report, board diversity proposals

The Canadian Council of Business Leaders Against Anti-Black Systemic Racism CEO Pledge

BMO Governance and Board Effectiveness/Opportunities: COVID-19 as an Opportunity to Assess and Strengthen the Bank; Increased Focus on ESG; Role of the Board

Survey of Diverse Board Candidates

Review of BMO and BFC Deferred Share Unit Plans

Governance and Nominating

Women Corporate Directors Compensation & Human Capital Peer Group: The impact of COVID-19 on Executive Compensation

NACD Audit Committee Chair Advisory Council: COVID-19 impacts on audit committee function, reopening and recovery

Public Company Accounting Oversight Board Webinar for Audit Committee Members: Observations and expectations of audit firms with a COVID-19 lens

Chair, Audit and Conduct Review Committee
Interdisciplinary Center, Herzliah Israel – Policy Responses to COVID-19	Member, Audit and Conduct Review Committee and Risk Review Committee

Women Corporate Directors: US Federal Response to COVID-19; Board lessons – 2018 v COVID-19; Stakeholder considerations and ESG Metrics; What Role Can Directors Play in Leading Racial Equality in our Companies and Beyond?

Chair, Governance and Nominating Committee

28	Bank of Montreal Management Proxy Circular 2021

Session/topic	Audience (Board/Committee)
ESG and the Mining Industry (How greater investment in responsible mining could benefit local communities and stakeholders; Actions gold miners will need to take to attract impact funds to fuel transformational change; Changing investor expectations and the need to define and deliver long-term value; An investor’s view of the gold sector)	Member, Audit and Conduct Review Committee
Legal Entities Report: subsidiary board structures, board oversight, subsidiary activities overview, impact of COVID-19 pandemic on subsidiary governance, recent enhancements in subsidiary governance, spotlight on BMO Nesbitt Burns Inc. and legal entity classifications	Governance and Nominating
Sustainability – Climate Change Briefing Competition / Anti-Trust Program Technology Update	Audit and Conduct Review

Women Corporate Directors: Global Threat of Cyberwarfare

Systemic Racism – How the Best Boards Lead Real and Lasting Change

Canadian Public Accountability Board/Public Company Accounting Oversight Board Audit Committee Chair Roundtable on COVID-19; Regulatory Priorities; Inspections; Non-GAAP Reporting; Fraud and Open Discussion including ESG

Cyber Security Summit: Talking to the Board About the New Realities of IT Security; Cybercrime Tactics & Techniques 2020; How the Rapid Growth of Security Tools is Increasing Overall Risk

Chair, Audit and Conduct Review Committee

Winston & Strawn Disruptive Technologies Conference: The Business Technology Climate in the Age of Covid 19; Eliminating Bias in AI

Women Corporate Directors: Diversity, Equity and Inclusion – A Governance Challenge through the Risk Prism

Federalist Society Conference: Election Implications on Financial Services Regulation

Chair, Governance and Nominating Committee
The economic environment
Economic Outlook & Scenarios: Update on the macro environment in our key markets	Board
2020 Economic Outlook: 2020 Seeing Double, BMO Economics	Risk Review

The Macroeconomy and COVID-19: World Bank

The Microeconomic and COVID-19 Seminars: Federal Reserve Bank of Atlanta; Northwestern University; Federal Reserve of Chicago; European Central Bank; International Monetary Fund

Member, Audit and Conduct Review Committee and Risk Review Committee

Bank of Canada: Rethinking Canada’s Monetary Policy Framework

National Association of Business Economists – The COVID Recession and Its Aftermath

Chicago Federal Reserve Bank: Advisory Board Talk – Monetary Policy and Central Bank Independence in the Post-COVID World

Member, Audit and Conduct Review Committee and Risk Review Committee

In 2020 directors also attended external conferences and events on a range of topics including board diversity, the economic and governance landscape, the implications of Brexit on global companies, climate change, bitcoin and blockchain, the 2020 proxy season, financial modeling and public company financial statement analysis, the macro economy and COVID-19 outlook, cyber risk oversight, systemic racism, compensation and human capital, credit portfolio management, audit committee peer discussions and nominations and governance among other things.

Commitment and tenure

Directors are required to devote enough time and energy to effectively carry out their duties to the bank and the board. Board meetings are set well in advance, and directors are expected to attend all meetings of the board and of the committees they serve on.

They must come to meetings prepared: directors are given timely access to comprehensive board materials, including minutes from previous board and committee meetings, and are expected to review them before each meeting. This helps facilitate discussion and makes sure directors are properly prepared to probe, challenge management and exercise informed business judgment.

Outside directorships are monitored to make sure directors can operate with independent judgment and have the time available to commit to BMO’s board.

Bank of Montreal Management Proxy Circular 2021	29

Attendance

The table below shows the attendance of the nominated directors and retired directors at fiscal 2020 board and committee meetings. The independent directors met without management at every board meeting.

The board’s Resignation Policy requires directors to offer to resign when their principal occupation changes, or at the end of a fiscal year where they attended fewer than 75% of the meetings of the board and the committees they serve on. The Governance and Nominating Committee recommends to the board whether to accept or reject the director’s resignation.

	Board (16 meetings)		Audit and Conduct Review Committee (7 meetings)		Governance and Nominating Committee (6 meetings)		Human Resources Committee (9 meetings)		Risk Review Committee (9 meetings)		Total attendance
Janice M. Babiak (1)	16	100%	7	100%	6	100%	–	–	–	–	100%
Sophie Brochu (2)	16	100%	7	100%	3/3	100%	–	–	–	–	100%
Craig W. Broderick (3)	16	100%	–	–	3/3	100%	–	–	9	100%	100%
George A. Cope (4)	15	94%	–	–	5	83%	9	100%	–	–	94%
Christine A. Edwards (5)	16	100%	–	–	6	100%	9	100%	9	100%	100%
Martin S. Eichenbaum	16	100%	7	100%	–	–	–	–	9	100%	100%
Ronald H. Farmer (6)	16	100%	–	–	3/3	100%	9	100%	9	100%	100%
David E. Harquail	16	100%	6	86%	–	–	–	–	–	–	96%
Linda S. Huber	16	100%	7	100%	–	–	–	–	9	100%	100%
Eric R. La Flèche	15	94%	–	–	–	–	9	100%	–	–	96%
Lorraine Mitchelmore (7)	15	94%	–	–	3/3	100%	9	100%	9	100%	97%
Philip S. Orsino (8)	7/7	100%	3/3	100%	–	–	–	–	5/5	100%	100%
J. Robert S. Prichard (8)	7/7	100%	–	–	2/3	67%	4/4	100%	4/5	80%	89%
Darryl White (9)	16	100%	–	–	–	–	–	–	–	–	100%
Don M. Wilson III (8)	7/7	100%	–	–	3/3	100%	4/4	100%	5/5	100%	100%
Average		99%		98%		94%		100%		97%	98%

(1)	Ms. Babiak attended seven Risk Review Committee meetings as a guest.
(2)	Ms. Brochu was appointed as a member of the Governance and Nominating Committee effective March 31, 2020.
(3)

Mr. Broderick was appointed as a member of the Governance and Nominating Committee and chair of the Risk Review Committee effective March 31, 2020 and attended five Audit and Conduct Review Committee meetings as a guest.

(4)	Mr. Cope was appointed as Chair of the Board effective March 31, 2020 and attended five Audit and Conduct Review Committee and eight Risk Review Committee meetings as a guest.
(5)	Ms. Edwards attended all the Audit and Conduct Review Committee meetings as a guest.
(6)	Mr. Farmer ceased to be the chair of the Human Resources Committee and member of the Governance and Nominating Committee effective March 31, 2020.
(7)	Ms. Mitchelmore was appointed as the chair of the Human Resources Committee and a member of the Governance and Nominating Committee effective March 31, 2020.
(8)

Effective March 31, 2020, Messrs. Orsino, Prichard and Wilson III retired as members of the board, Mr. Prichard retired as Chair of the Board and Mr. Wilson III retired as chair of the Risk Review Committee. Mr. Prichard attended 2/3 Audit and Conduct Review Committee meetings as a guest.

(9)	Mr. White attended all committee meetings in 2020 as a guest.

Tenure

The board’s Director Tenure Policy is designed to ensure ongoing board renewal, sustained board performance, and the addition of new expertise. The policy includes age and term limits for directors, the Chair and committee chairs. In exceptional circumstances, the board can waive the term or age limits for any role when it is in BMO’s best interests. Executive directors must resign from the board when they are no longer employed by the bank. The board can, however, ask a former CEO to continue as a director for no more than two years.

Age limit	Age 70 (or after at least 10 years on the board)
Term limits	Directors
• 15 years (20 years for directors who joined the board before January 1, 2010)
Chair of the Board
• 5 years, with the possibility of renewal for another three years regardless of age or tenure on the board
Committee chairs
• 5 years, with the possibility of renewal for another three years.

30	Bank of Montreal Management Proxy Circular 2021

Assessment

The Governance and Nominating Committee is responsible for overseeing the annual board assessment process which includes individual directors, the board and committee chairs and the overall functioning of the board and its four committees.

The board also uses the skills matrix (see page 25) to assess individual skills and board composition.

The 2020 assessment included an assessment of the board’s

and management’s response to COVID-19.

Director effectiveness	+	Board and committee chair effectiveness	+	Board and committee effectiveness

Annual director survey

The survey is completed by every director, and includes:

•  an assessment of the board and committees against:

•  operation of the board and each committee

•  adequacy of information provided to directors for board and committees

•  agenda planning for meetings

•  strategic direction and process, including regarding IT, information security and ESG

•  the board and committee goals for the year.

Results are compiled confidentially by an outside consultant.

Individual interviews

Each director meets with the Chair, who:

•  asks for candid feedback from the director on board and committee effectiveness

•  provides feedback on the director’s performance relative to the performance standards under the director position description.

Feedback

After the interviews, the Chair summarizes the themes and develops the board goals for the coming year.

The Governance and Nominating Committee monitors and tracks progress against opportunities for improvement that were identified in the self-assessment process.

Annual board chair review

The Governance and Nominating Committee assesses the Chair’s performance against the position description, taking into account the input from each director.

The results are reviewed with the board and the Chair.

Annual committee chair review

The Governance and Nominating Committee assesses the contribution and effectiveness of each committee chair against the committee’s objectives and the position descriptions.

The Chair meets with each committee chair to provide feedback.

The board and its committees continuously refine various aspects of their practices.

Setting objectives

Issues are identified every year that help with creating annual objectives for the board and its committees.

Ongoing assessment and follow-up

Board and committee objectives are set out in board packages.

Progress against the objectives is discussed at each board and committee meeting.

Bank of Montreal Management Proxy Circular 2021	31

Director Compensation

We pay director compensation to our non-employee directors. Darryl White is compensated in his role as BMO’s chief executive officer (see page 64).

The Governance and Nominating Committee benchmarks director compensation against a peer group of companies to make sure the program is competitive and consistent with the responsibilities of directors, and reviews director compensation annually.

Directors receive an annual retainer that includes equity in the form of DSUs, and cash. They can choose to take all or some of the cash portion of their retainer, plus their chair retainers, committee memberships, special meeting fees and the travel allowance, as additional DSUs or shares.

Fee structure

We pay directors a flat fee, and expect them to be available to represent the bank 365 days a year. While meetings are important, the role of a director includes being attentive to the bank’s interests at all times, providing advice outside of meetings and identifying opportunities for BMO as appropriate.

We reimburse directors for any expenses they incur while carrying out their duties. From time to time, our non-employee directors also serve as directors of our subsidiaries and affiliates. They are paid for this service, and reimbursed for travel and other expenses they incur for these board and committee meetings.

2020 director fee table

Type of fee	Fiscal 2020 (as of April 1, 2020)
Board retainer
Chair of the Board (includes membership on all four committees)	$435,000 per year: • $185,000 in DSUs • $250,000 in cash

Directors (includes one committee membership)	$225,000 per year: • $150,000 in DSUs • $75,000 in cash
Committee chair retainers
Audit and Conduct Review Committee Human Resources Committee Governance and Nominating Committee Risk Review Committee	$50,000 per year
Committee and meeting fees
Committee memberships (in excess of one)	$15,000 per committee

Special board meetings (in excess of five)	$2,000 per meeting

Special committee meetings (in excess of five)	$1,500 per meeting
Travel allowance
If the director’s principal residence is two or more time zones away from Toronto or outside Canada	$20,000 per year

The following fees increased as of April 1, 2020. The increase is paid in DSUs:

•	annual director retainer increased by $10,000
•	Chair of the Board retainer increased by $10,000
•	Governance and Nominating Committee chair retainer increased by $15,000.

Share ownership

To make sure they have a vested interest in our success, every non-employee director is required to hold at least eight times the cash retainer portion of their annual retainer in BMO shares or DSUs (introduced as of October 2011). Mr. White is required to meet executive share ownership requirements (see page 65).

We calculate share ownership using the closing price of BMO shares at the end of the fiscal year, or, if higher, the share acquisition cost or value of DSUs at the time they were credited.

About DSUs

Deferred share units (or DSUs) are ownership interests that have the same economic value as shares. DSUs vest immediately and accrue dividend equivalents when dividends are paid on BMO shares.

Newly appointed directors can build up their share ownership over time but must receive all of their compensation in DSUs or shares until they meet their minimum ownership requirement.

All non-employee directors seeking re-election met the minimum share ownership requirements as of October 31, 2020 and as of the date of this circular. Mr. White met his executive share ownership requirements as of both dates (see pages 14 and 65).

All non-employee directors in calendar 2020 chose to receive all of their compensation in DSUs.

The table below shows the total share ownership of our non-employee directors. Value is based on $96.84, the closing price of BMO shares on the TSX on February 11, 2021.

	Total shares	Total DSUs	Total equity
Number	138,164	312,942	451,106
Value	$13,379,802	$30,305,303	$43,685,105

These amounts include Ronald Farmer’s holdings of 12,500 shares and 77,125 DSUs. He is retiring from the board at the end of our annual meeting on April 7, 2021.

Anti-hedging

The board’s Anti-Hedging Policy prohibits directors, senior executive officers and employees from hedging their economic interest in bank shares, securities or related financial instruments (see page 59).

32	Bank of Montreal Management Proxy Circular 2021

2020 Director compensation table

The table below breaks out the compensation paid to non-employee directors in fiscal 2020. Directors who served in any capacity for a portion of the fiscal year were compensated on a pro-rated basis.

	Board retainer		Committee chair retainer ($)	Committee and meeting fees ($)	Travel Allowance ($)	Other fees ($)		Total fees ($)	Portion of cash fees taken in DSUs (%)		Total DSUs – Value vested or earned ($) (1)
	Cash ($)	DSUs ($)
Janice M. Babiak (2)	75,000	145,833	50,000	15,000	20,000	4,000	(4)	309,833	100		309,833
Sophie Brochu	75,000	145,833	–	8,750	–	4,000	(4)	233,583	100		233,583
Craig W. Broderick (2)	75,000	145,833	29,167	8,750	20,000	4,000	(4)	282,750	100		282,750
George A. Cope (2)	177,081	166,250	–	6,250	–	114,402	(3)(4)	463,985	87	(3)	403,766
Christine A. Edwards (2)	75,000	145,833	43,750	30,000	20,000	243,065	(3)(4)	557,648	98	(3)	540,921
Martin S. Eichenbaum	75,000	145,833	–	15,000	20,000	4,000	(4)	259,833	100		259,833
Ronald H. Farmer (2)	75,000	145,833	20,833	21,259	–	4,000	(4)	266,925	100		266,925
David E. Harquail	75,000	145,833	–	–	–	4,000	(4)	224,833	100		224,833
Linda S. Huber	75,000	145,833	–	15,000	20,000	4,000	(4)	259,833	100		259,833
Eric R. La Flèche	75,000	145,833	–	–	–	4,000	(4)	224,833	100		224,833
Lorraine Mitchelmore	75,000	145,833	29,167	23,750	20,000	4,000	(4)	297,750	100		297,750
Philip S. Orsino (5)	31,250	58,333	–	6,250	–	–		95,833	100		95,833
J. Robert S. Prichard (5)	104,167	72,916	–	–	–	111,936	(3)	289,019	100	(3)	289,019
Don M. Wilson III (5)	31,250	58,333	20,833	12,500	10,000	–		132,916	100		132,916
					Total in DSUs: $3,822,628 Total in shares: $0 Total in cash: $76,946

(1)

Includes the grant value of DSUs paid in fiscal 2020 but does not include dividend equivalents on these or any other DSUs earned during their service as a director. These amounts also reflect the increases and the amounts disclosed above for the annual director retainer, Chair of the Board retainer, and Governance and Nominating Committee chair retainer effective as of April 1, 2020 payable in DSUs.

(2)

Mr. Cope is Chair of the Board. Ms. Babiak, Ms. Edwards, Ms. Mitchelmore and Mr. Broderick serve as committee chairs (see page 30). Effective March 31, 2020, Mr. Cope was appointed as the Chair of the Board, Mr. Farmer stepped aside as chair of the Human Resources Committee, Ms. Mitchelmore was appointed as the chair of the Human Resources Committee and Mr. Broderick was appointed as the chair of the Risk Review Committee. Each new chair appointee received a pro-rated portion of their committee chair retainer.

(3)

Mr. Cope earned US$82,850 for serving as a director of BMO Financial Corp. (our U.S. bank holding company) following his appointment effective March 31, 2020. This was paid in US dollars and converted to Canadian dollars for purposes of this disclosure using the grant date rates of exchange: US$1.00 = Cdn$1.3534 at July 15, 2020, and US$1.00 = Cdn$1.3230 at October 15, 2020. Mr. Cope took $50,182.50 in DSUs and $60,219 in cash.

Ms. Edwards earned US$177,500 for serving as a director of BMO Financial Corp. and BMO Harris Bank National Association, a wholly-owned subsidiary that provides banking, trust and other services in the United States and internationally (either directly or indirectly through its subsidiaries). This was paid in US dollars and converted to Canadian dollars for purposes of this disclosure using the grant date rates of exchange: US$1.00 = Cdn$1.3294 at January 15, 2020, US$1.00 = Cdn$1.4086 at April 15, 2020, US$1.00 = Cdn$1.3534 at July 15, 2020, and US$1.00 = Cdn$1.3230 at October 15, 2020. Ms. Edwards took $222,337.50 in DSUs and $16,727.50 in cash.

Mr. Prichard earned US$82,500 for serving as a director of BMO Financial Corp. This was paid in US dollars and converted to Canadian dollars for purposes of this disclosure using the grant date rates of exchange: US$1.00 = Cdn$1.3294 at January 15, 2020 and US$1.00 = Cdn$1.4086 at April 15, 2020. Mr. Prichard took the full amount in DSUs.

(4)	Includes two special board meetings in excess of five.
(5)

Effective March 31, 2020, Mr. Orsino, Mr. Prichard and Mr. Wilson III retired as members of the board, Mr. Prichard retired as Chair of the Board and Mr. Wilson III retired as chair of the Risk Review Committee.

Bank of Montreal Management Proxy Circular 2021	33

2020 Committee Reports

Committee charters are on our website at www.bmo.com/corporategovernance. Turn to page 30 for details about attendance at committee meetings in fiscal 2020.

Audit and Conduct Review Committee

Oversees the integrity of the bank’s financial reporting, the effectiveness of internal controls, the qualifications, independence and performance of the independent auditors, compliance with legal and regulatory requirements, sustainability disclosure, transactions involving related parties, conflicts of interest and confidential information, and standards of business our conduct and ethics. It also acts as the audit and conduct review committee of certain designated subsidiaries.

100% independent

Members: Jan Babiak (chair), Sophie Brochu, Dr. Martin Eichenbaum, David Harquail and Linda Huber

Each committee member is financially literate, as defined in the rules of the Canadian Securities Administrators (CSA) and U.S. Securities and Exchange Commission (SEC) and standards of the NYSE and the NASDAQ. Jan Babiak and Linda Huber are Audit Committee Financial Experts as defined by SEC rules. Definitions of financially literate and Audit Committee Financial Experts are in the Audit and Conduct Review Committee Charter on our website at www.bmo.com/corporategovernance.

2020 Highlights

Financial reporting and internal controls

•	Recommended the consolidated financial statements prepared in accordance with International Financial Reporting Standards and related management’s discussion and analysis, financial releases and the annual information form to the board for approval.
•	Reviewed updates on the bank’s work related to the adoption of new accounting standards.
•	Evaluated the appropriateness of BMO’s accounting and financial reporting and the effectiveness of our internal control framework, in keeping with the Committee’s ongoing assessment of the effectiveness of our oversight functions.
•	Reviewed and approved the budget, resources and strategic priorities for the Finance function for fiscal 2020.
•	Reviewed the performance of the Chief Financial Officer for fiscal 2020.
•	Received reports on the impact of COVID-19 on the economic environment and BMO’s financial condition, expanded financial statement disclosures required in light of COVID-19 and the related market volatility, and reviews and assessments of internal controls over financial reporting as they related to the impact of COVID-19.
•	Received reports from management on the bank’s regulatory capital ratios.

Internal audit

•	Reviewed the independence and performance of the Chief Auditor and the Corporate Audit function and approved the budget and audit plan for the Corporate Audit function for fiscal 2021, including organizational structure, resource plan and strategic priorities.
•	Received reports from the Chief Auditor on enhanced continuous monitoring and assessment programs in response to the impact of COVID-19.
•	Approved the Corporate Audit mandate.

Shareholders’ auditors

•	Reviewed the independence of the shareholders’ auditors, including their length of service and performance, and approved the audit plan for fiscal 2021, including resources, qualifications, and fees for audit and non-audit services.
•	Reviewed and approved shareholder auditor and key team member rotation.
•	Reviewed regulatory expectations of audit committees related to external auditors.
•	Conducted an annual assessment of the shareholders’ auditors, as recommended by the Chartered Professional Accountants Canada/Canadian Public Accountability Board (CPAB) and the Basel Committee on Banking Supervision relating to audit quality. Assessment included industry knowledge, objectivity, quality, candor of communication and technical expertise.
•	Reviewed quarterly reports on audit quality indicators.
•	Reviewed reports issued by the Public Company Accounting Oversight Board and CPAB.
•	Reviewed the approach for including key audit matters/critical audit matters in the reports by the shareholders’ auditors.
•	Received reports on the impact of COVID-19 and associated COVID-19 financial statement disclosures on the shareholders’ auditors.

Legal & regulatory compliance

•	Reviewed the effectiveness of the key controls for managing legal and regulatory issues, including reports on significant legislative and regulatory developments, significant litigation, compliance with banking laws and regulatory matters, material transactions with related parties and BMO’s whistleblowing regime.

34	Bank of Montreal Management Proxy Circular 2021

•	Received reports on legal and regulatory actions and measures taken in response to COVID-19 and increases in supervisory activity in areas of the bank impacted and government programs in response to COVID-19.
•	Received reports on compliance testing and monitoring issues, and regulatory examinations.
•	Monitored current market issues and legal and regulatory developments having an impact on BMO’s operations and material correspondence with regulators.
•	Reviewed reports from the Ombudsman, Chief Ethics and Conduct Officer and the Chief Sustainability Officer.
•	Monitored and reviewed reporting on misconduct.
•	Reviewed regular reports on evolving information and cyber security risks and mitigation plans, risk management and regulatory matters.
•	Approved the committee’s charter, orientation program for new committee members, the mandate for the Compliance function, organizational structure and budget for fiscal 2021, the regulatory risk appetite statement and our modern slavery act statement.
•	Approved BMO’s sustainability report and public accountability statement and reviewed the bank’s sustainable bond program, climate related scenario analysis, sustainability monitoring and sustainability disclosure and engaged with management on the update to the bank’s environmental and social risk framework.
•	Reviewed the performance of the General Counsel and Chief Compliance Officer for fiscal 2020.

Information technology

•	Engaged with management on information technology matters, including digital channels, data and analytics, process digitization, IT infrastructure improvements, mandatory portfolio implementation and the launch of the digital employee & customer experience, which includes secure remote access, collaboration tools, end-to-end digitization along with analytics (work-from-anywhere analytics).
•	Provided regular oversight of and reviewed information on technology and cyber security and Financial Crimes Unit matters, including reports relating to increases in criminal group activity and fraud activities relating to COVID-19 and risk mitigation measures taken in relation to employees working remotely.
•	Oversaw periodic updates on the financial reporting IT system.

Anti-money laundering / Anti-terrorist financing and sanctions measures (AML Program)

•	Reviewed the effectiveness of the key risk controls, objectives and outcomes of the AML Program, including reports on legislative and regulatory developments, result of regulatory examinations and audits, training, customer due diligence, sanctions compliance, risk assessment and mandatory reporting requirements.
•	Received reports on maintaining regulatory compliance programs, considering the impacts of COVID-19 and adjustments required in relation to employees working remotely.

Subsidiary oversight

•	Continued to act as the audit and conduct review committee of designated subsidiaries.
•	Recommended the consolidated financial statements of designated subsidiaries to their boards for approval.

The committee met routinely without management present with each of the shareholders’ auditors, Chief Auditor, Chief Financial Officer and General Counsel.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2020. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Jan M. Babiak

Chair

Bank of Montreal Management Proxy Circular 2021	35

Governance and Nominating Committee

Develops governance principles and guidelines for BMO and the board. It identifies and recommends director candidates for election or appointment to the board, and reviews our director orientation and development program and board assessment process. It reviews the board mandate, committee charters and position descriptions annually to make sure that they meet or exceed all regulatory requirements and best practices. The committee also evaluates shareholder proposals submitted for the bank’s shareholder meetings.

100% independent

Members: Christine Edwards (chair), Jan Babiak, Sophie Brochu, Craig Broderick, George Cope and Lorraine Mitchelmore

2020 Highlights

Director assessments and board composition

•	Evaluated the composition, size, tenure, competencies and skills of the board, committees and committee members.
•	Carried out the annual board assessment including the board, committees, Chair of the Board, committee chairs and director effectiveness. Reviewed the results, monitored progress during the year and evaluated the effectiveness of the assessment process.
•	Oversaw the process used by the Chair of the Board and committee chairs for developing the annual objectives, which are used in the board assessment process.
•	Performed the annual assessment of the expertise and experience of the Human Resources Committee.
•	Assessed the effectiveness of the bank’s strategy session.
•	Updated the Board Diversity Policy to reflect the board’s practice of considering diversity criteria that includes gender, ethnicity and geographic background, with a particular focus on potential candidates from the Black, Indigenous, People of Colour, LGBTQ2+ and disability communities.

Governance commitment

•	Reviewed BMO’s corporate governance practices to ensure compliance with applicable legal and regulatory requirements (see our Statement of Corporate Governance Practices at www.bmo.com/corporategovernance for a complete discussion).
•	Reviewed significant changes in governance rules and regulations and considered the impact on BMO.
•	Assessed the independence, shareholdings and attendance of each director and supervised the suitability assessment in accordance with applicable regulations.
•	Reviewed our governance practices against emerging best practices, including board and shareholder engagement matters and the quality and quantity of board and committee materials and management presentations.
•	Evaluated shareholder proposals submitted for our annual meeting of shareholders.
•	Approved our corporate governance documents (including the board mandate, committee charters, position descriptions and the Board Approval/Oversight Guidelines and related policy).
•	Oversaw stakeholder engagement with directors and management.
•	Reviewed the change in format of our 2020 annual meeting of shareholders to a virtual meeting in response to the COVID-19 global pandemic.

Director development

•	Refreshed the orientation program for new directors and committee members and monitored their progress.
•	Oversaw detailed presentations on the integration of information technology (including fintech) and information security to support the board’s oversight responsibility with respect to technology and strategy into Line of Business presentations.
•	Developed a program of discrete and integrated board topics for 2020-2021 addressing future trends in technology and data, customer experience, digitization, IT risk management and impact from IT investments, customer experience, digitization, IT risk management and impact from IT investments.

Subsidiary oversight

•	Reviewed BMO’s Legal Entity Report on subsidiary governance oversight.
•	Oversaw a comprehensive review of the subsidiary governance program.
•	Reviewed the meeting minutes and agendas of the corporate governance committee of BMO Financial Corp., the bank’s main U.S. holding company.

Succession planning and director compensation

•	Maintained an evergreen list of potential director candidates based on skills, attributes and diversity (see page 23).
•	Considered potential director candidates based on the current skills and experience of the board, any potential gaps created by the retirement of three directors in fiscal 2020, the knowledge, experience and attributes that a new director should possess to effectively oversee management’s business strategy, the candidate’s alignment with the bank’s Purpose, as well as the expanded diversity considerations consistent with the Bank Diversity Policy.
•	Initiated and monitored the transitions of the Chair of the Board, Risk Review Committee chair and Human Resources Committee chair.
•	Conducted the annual review of director compensation and proposed no changes to the annual fee retainer.
•	Reviewed and updated the deferred share unit plans for BMO and its wholly-owned subsidiary, BMO Financial Corp.

The committee met regularly without management present.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2020. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Christine A. Edwards

Chair

36	Bank of Montreal Management Proxy Circular 2021

Human Resources Committee

Oversees human resources strategies, including compensation and talent management.

100% independent

Members: Lorraine Mitchelmore (chair), George Cope, Christine Edwards, Ronald Farmer and Eric La Flèche

2020 Highlights

Talent and succession planning

•	Supported the achievement of a seamless and effective transition of the chair of the committee.
•	Reviewed the bank’s ongoing succession planning and talent management strategy and plans behind key leadership roles.
•	Oversaw planned transition for the Group Head of North American Personal and Business Banking, Chief Financial Officer, General Counsel, and other key leadership roles.
•	Reviewed the outcomes of the Leadership & Succession Planning program and recommended the CEO and Group/Function Head succession slates to the board for approval.
•	Approved key changes to the senior team and the bank’s organizational structure.
•	Reviewed the bank’s employee pulse surveys that report on employee engagement, health, and employee experience, including pulse checks from employees relating to impacts from COVID-19.
•	Reviewed the diversity goals and strategies to support the bank’s Purpose and Zero Barriers to Inclusion. Oversaw progress against the goals.
•	Reviewed the bank’s plans to support a high-performance and engaged culture in alignment with the bank’s strategy and purpose.
•	Participated in the bank’s first virtual Executives Meet Directors program and met with 8 key BMO leaders.

Compensation oversight and governance

•	Assessed the bank’s executive compensation program including approach, design and positioning relative to competitors and approved plan changes for 2020 that further aligned compensation with BMO’s strategic objectives.
•	Held two special meetings to assess the impact of COVID-19 on business results and compensation related to financial performance and the use of discretion.
•	Reviewed an in-depth study of the BMO Capital Markets incentive compensation design and approved design changes to the plan for 2021.
•	Also assessed and approved design changes and final payouts for material compensation programs in the bank’s Wealth, Personal and Commercial banking lines of business.
•	Confirmed with an independent advisor that BMO’s material compensation programs continue to align with the bank’s Risk Appetite Framework, the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the Office of the Superintendent of Financial Institution’s (OSFI) requirements and the requirements of each jurisdiction where we operate.
•	Worked with BMO Financial Corp.’s (U.S.) Human Resources Committee to confirm its compensation programs align with the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies.
•	Reviewed the performance and independence of the committee’s independent compensation advisor.
•	Met with shareholder advisors and institutional investors to discuss BMO’s compensation program and practices.

CEO and senior executive compensation

•	Reviewed reports on the CEO’s pay for performance and determined that CEO pay is aligned with bank and individual performance.
•	Assessed the CEO’s performance against his fiscal 2020 objectives and recommended the assessment and his final 2020 variable pay award to the independent members of the board for approval.
•	Reviewed the fiscal 2020 performance assessments for BMO’s most senior executives and its oversight function heads and approved the assessments and their final 2020 variable pay awards.
•	Reviewed and approved incentive compensation for top earning employees and executives.

Other strategic matters

•	Reviewed management’s approaches to pandemic response and its strategic approach to developing new ways of working and employee wellness strategies.
•	Approved financial goals for the executive incentive plans for fiscal 2020 which align with BMO’s business strategy, mid-term financial goals and good governance.
•	Oversaw changes to the defined benefit and defined contribution pension plans in Canada to better align the plans with market competitive practices.

The committee met regularly without management present. We also met with our independent compensation advisor without management present.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2020. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Lorraine Mitchelmore

Chair

Bank of Montreal Management Proxy Circular 2021	37

Risk Review Committee

Oversees the identification and management of risk, adherence to corporate risk management policies and compliance with risk-related regulatory requirements. It reviews the bank’s Risk Appetite Framework and the organizational structure, resources and effectiveness of the risk management function. The committee also reviews and, as applicable, approves our corporate risk management policies, reviews and/or ratifies transactions involving material risk and recommends to the board the limits and risk-taking authority to be delegated to the Chief Executive Officer.

100% independent

Members: Craig Broderick (chair), Christine Edwards, Dr. Martin Eichenbaum, Ronald Farmer, Linda S. Huber and Lorraine Mitchelmore

2020 Highlights

Risk Appetite Framework and governance

•	Supported the achievement of a seamless and effective transition of the chair of the committee.
•	Reviewed, and recommended for approval by the board, the Risk Appetite Framework, including the risk appetite statement and key risk metrics.
•	Reviewed the proposed exposure limits, including temporary limit increases as a result of market volatility, to be delegated to the Chief Executive Officer and recommended approval to the board.
•	Approved the committee’s charter, orientation program for new committee members, Chief Risk Officer mandate, risk management function’s budget, resource plan and strategic priorities.
•	Reviewed the performance of the Chief Risk Officer.
•	Received reports on findings and audit results from the Chief Auditor and associated action plans.
•	Engaged in discussions with management on the continued effectiveness and soundness of the bank’s risk culture.
•	Reviewed the status of compliance with Risk Data Aggregation and Risk Reporting and Basel Pillar I requirements.
•	Received attestations from the Chief Risk Officer related to the bank’s level of risk, processes and controls, models and risk culture and independence.

Identification and management of risk

•	Engaged management in in-depth discussions at each committee meeting on risk management and risk strategies related to key businesses and products.
•	Approved the capital adequacy assessment plan and the enterprise economic capital limit and monitored the bank’s quarterly capital position.
•	Considered the results and implications of sector-specific and enterprise-wide stress tests.
•	Received reports on the impact of COVID-19, on the economic environment, and the related market volatility.
•	Received regular reports and engaged in discussions on the market, credit and non-financial risk impacts to the bank, and management’s actions in response to COVID-19.
•	Regularly assessed the bank’s credit, market, liquidity and funding risk positions against the risk appetite statement and approved exposure limits.
•	Monitored the quality and performance of the credit portfolio, including watchlist and impaired loans, and the provisions and allowances for credit losses.
•	Reviewed and discussed the top and emerging risks and top bank-specific risks including impact of the COVID-19, benchmark interest rate reform information, cybersecurity & privacy, competitive pressure, low or negative interest rates, oil & gas downturn, and technology resiliency.
•	Reviewed performance against key risk metrics and management action plans to remediate any metric that falls outside of the bank’s risk appetite.

Adherence to risk management corporate policies

•	Discussed and approved risk-related corporate policies and applicable risk limits.
•	Reviewed exposures against policy limits/credit qualification and escalation statistics.

Compliance with regulatory requirements

•	Periodically engaged with regulators in discussions on key risks in the bank.
•	Discussed regulatory communications and action plans with management.
•	Approved the corporate insurance program.
•	Reviewed and, where required, approved reports and presentations that were provided in satisfaction of regulatory requirements.

The committee met regularly in private with the Chief Risk Officer, in private with the CEO, and without management present.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2020. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Craig W. Broderick

Chair

38	Bank of Montreal Management Proxy Circular 2021

Driving our success

EXECUTIVE COMPENSATION

BMO’s success depends on the strength and performance of its people. Executive compensation — an important tool we use to reinforce our Purpose, drive the success of our people and ensure our long-term success — is a well-governed, disciplined process.

The executive compensation program is designed to support our strategic priorities and tie executive rewards to the long-term growth and health of the organization. Bank results, compensation for executives, financial returns to shareholders and BMO’s commitment to pursuing growth responsibly and sustainably are all connected in a way that does not encourage or reward inappropriate risk-taking.

Compensation governance and oversight Effective structure and oversight and a disciplined process provide proper governance and sound decision-making	▶

> Our independent directors have human resources, risk management and executive leadership experience

> Oversight structure supports a culture of prudent risk-taking

> The Human Resources Committee receives advice from an independent, external compensation advisor

> An independent third party reviews our material compensation plans

> Management oversight committees operate at the enterprise level and in the U.S. and the UK, and include control function leaders

Leading compensation practices Our compensation policies and practices align with the practices, standards and guidelines required by regulators and industry best practices	▶

> A significant portion of executive pay is equity-based

> Each executive must meet share ownership requirements

> Our compensation structure does not encourage or reward excessive risk-taking

> Executive variable pay can be clawed back or forfeited

> A significant portion of executive variable pay is deferred

Strong link between pay and performance

Executive pay is tied to bank, operating group and individual performance and our total shareholder return (TSR) compared to our peers, and is aligned to the bank’s strategy and four core compensation principles

	▶	> Attract and retain executive talent > Link compensation to bank performance > Encourage a long-term view to increase shareholder value > Align with prudent risk-taking

Bank of Montreal Management Proxy Circular 2021	39

Message from the Chair of the Human Resources Committee

In my role as chair of the Human Resources Committee it has been a privilege to see the strength, customer focus and resilience of the BMO team as they responded to 2020’s extraordinary challenges.

BMO continues to build a digitally enabled, future-ready bank with leading efficiency, profitability and customer loyalty – all powered by a culture driven by our Purpose: to Boldly Grow the Good in business and life. We have a clear strategy for driving long-term growth, defined by our five strategic priorities and grounded in the strength of our people.

The Human Resources Committee’s main responsibility is to oversee the bank’s human resources strategy. Our focus is on making sure BMO has a strong and diverse team that delivers on the bank’s business strategy, a culture that supports and empowers its people, and effective talent processes that are integrated and digitized. Our human resources strategy is supported by a compensation program that attracts and retains talent, drives responsible growth and discourages inappropriate risk-taking.

The committee scheduled two special meetings this year to assess the impact of the pandemic on BMO’s business results and employees, and worked diligently on behalf of shareholders to review the bank’s talent management and compensation decisions. We believe our actions this year reinforce the bank’s strategic priorities, Purpose, and plans for long-term growth.

BMO’s Purpose in action

BMO’s Purpose – our commitment to doing what’s right for our stakeholders and all of society – helped the bank take on the social and economic challenges of 2020. Our foremost concerns were

Lorraine Mitchelmore

Chair of the Human Resources Committee

BMO’s strategic priorities

>	World-class client loyalty and growth
>	Winning culture driven by alignment, empowerment and recognition
>	Digital first for speed, efficiency and scale
>	Simplify work and eliminate complexity
>	Superior management of risk and capital performance

always for our employees, customers and the communities we serve. The health and safety of our employees was top priority, while providing support and advice for customers, delivering government relief programs to the businesses hit hard by COVID-19, and contributing to the resilience of the overall economy wherever possible.

This had the effect of accelerating our progress against the strategic priorities we already had in place, building on efforts that began before the pandemic. For example:

Client loyalty

•  We helped our customers navigate the pandemic, providing a safe retail banking environment, financial advice and support, payment deferral strategies, expedited commercial loan approvals, and access to government relief programs in Canada and the U.S., all while effectively managing risk.

•  We achieved record customer loyalty across BMO’s businesses and received the highest ranking among Canada’s largest banks in the J.D. Power 2020 Canada Retail Banking Advice Satisfaction Study, with top marks for frequency, relevance, clarity and quality of advice, as well as concern for customer needs.

Winning culture

•  We implemented effective protocols for the safety and well-being of our employees and met or exceeded four of five goals in our 2020 diversity strategy, which included representation of women, minorities, People of Colour and people with disabilities. Knowing that more is required, we also launched an ambitious Zero Barriers to Inclusion program to be achieved by 2025, building on our strong history of leadership in diversity and inclusion.

•  We were ranked first among all banks and #15 of 5,500 global enterprises in the 2020 Wall Street Journal survey of the 100 Most Sustainably Managed Companies in the World, and were the only Canadian bank to be named to the 2020 World’s Most Ethical Companies list by the Ethisphere® Institute.

40	Bank of Montreal Management Proxy Circular 2021

Digital first

•  We invested in tools to improve digital banking, including making the largest improvement in mobile functionality of any of the Canadian banks (Forrester Research). We delivered government programs virtually, accelerated the launch of several key features, and completed the launch of BMO QuickPay, which made us the only Canadian financial institution to allow customers to pay bills without logging into online or mobile banking.

•  We increased our use of AI to support the bank in the new remote environment, and won a 2020 Artificial Intelligence Excellence Award from Business Intelligence Group for our use of AI to help customers spot and manage potential cash flow concerns.

Simplify work

•  We advanced BMO’s data and analytics platform to build out analytics and robotics capabilities, supporting business initiatives and enabling further gains in efficiency.

•  We won two international Business Transformation and Operational Excellence Industry Awards for the seamless digitization of critical services like Treasury and Payment Solutions, and the transformation of legacy systems that streamlined processes, reduced costs, improved operational risk management and created a better user and customer experience.

Manage risk

•  We accelerated our investment in tools that allowed our employees to work safely and efficiently from home, and managed the associated operational and cybersecurity risks.

•  We appropriately provisioned for credit losses, and retained the confidence of investors, analysts, rating agencies and regulators in our risk profile.

Financial performance

BMO’s financial results this year are a reflection of the resilience and diversification of the business and our ability to quickly adapt to the evolving environment. Results can fall within a range of variable pay outcomes both above and below the goals set at the beginning of the year and have a direct impact on what our executives earn. This year, results that were not impacted by provisions for credit losses (PCLs) (revenue, net of CCPB and efficiency ratio, net of CCPB) were at or above goal amounts. PCLs were elevated this year primarily due to impacts related to the pandemic, and results such as return on equity and earnings per share growth, which are impacted greatly by PCLs, were below the goal amounts. You can read more about these measures and our results on page 61.

		Adjusted(1)

	Reported(1)		vs 2019 adjusted	vs goal for compensation purposes
Revenue, net of CCPB(2)	$23,478	$23,478	up 3%	above
Return on equity(3)	10.1%	10.3%	down 340 basis points	below
Earnings per share	$7.55	$7.71	down 18%	below
Efficiency ratio, net of CCPB	60.4%	59.8%	up 160 basis points	above

*All returns represent total returns.

(1)

Results and measures are as reported in BMO’s 2020 Annual Report. Adjusted results and measures are non-GAAP as discussed on page 17 of BMO’s 2020 Annual Report. Adjusted net income, adjusted earnings per share and adjusted return on equity exclude the after-tax impact of the amortization of acquisition-related intangible assets, acquisition integration costs, as well as restructuring costs in 2019, and a reinsurance adjustment for the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business in 2019. The amortization of acquisition-related intangible assets was $93 million and $99 million after tax in 2020 and 2019, respectively. Acquisition integration costs were $11 million and $10 million after tax in 2020 and 2019, respectively. Restructuring costs were $357 million after tax in 2019. The reinsurance adjustment was $25 million after tax in 2019.

(2)	Calculated as revenue net of insurance claims, commissions and changes in policy liabilities (CCPB).
(3)

Return on common shareholders’ equity (ROE) is calculated as net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

(4)

The average annual total shareholder return (TSR) is calculated using the closing share price on October 30, 2020 and assuming reinvestment of dividends paid during the period. The Canadian peer group is comprised of the five other largest Canadian banks.

Bank of Montreal Management Proxy Circular 2021	41

Executive compensation

The committee has designed BMO’s executive compensation program to attract a high performing team and reward the achievement of sustainable, long-term growth. Over the last few years, we have evolved the compensation program to strengthen the link between executive pay and BMO’s long-term strategy, and in fiscal 2020, built an even more direct link between variable pay and BMO’s five strategic priorities as well as key priority topics in our sustainability scorecard.

The graphic below summarizes the committee’s strategic evolution of variable pay design. You can read more about BMO’s executive compensation program on page 48.

2018 Separate short, mid and long-term incentive pools with different financial and customer performance measures drove funding up or down.
▼

2019

A simplified design drew clearer lines of sight to performance by creating a single variable pay pool with one set of financial and customer performance measures tied to strategic priorities. Added three-year relative TSR as a modifier for all variable pay funding to better account for performance against our peers.

▼

2020

Continued to evolve our variable pay design to strengthen leadership’s focus on accelerating BMO’s strategy and culture by:

•  reweighting financial goals from 90% to 75% for the CEO and corporate executives. Financial goals continue to be assessed against challenging goals that can be accomplished within the bank’s risk appetite and compliance and ethics requirements.

•  linking 25% of variable pay funding to the achievement of annual objectives that are tied directly to the bank’s strategic priorities and some of the key priority topics in our sustainability scorecard. This includes our commitment to customer loyalty, which was weighted at 10% in our previous design.

Financial goals (75%) Build financial strength and shareholder value Revenue growth, net of CCPB – 15% Return on equity – 20% EPS growth – 20% Efficiency ratio – 20%

Strategic objectives (25%) new

Reinforce operational sustainability and culture

> World-class client loyalty and growth

> Winning culture driven by alignment, empowerment and recognition

> Digital first for speed, efficiency and scale

> Simplify work and eliminate complexity

> Superior management of risk and capital performance

2020 compensation results

Executive compensation for 2020 was directly tied to BMO’s performance against the financial goals and strategic objectives set for the year. Financial goals were not adjusted during the year, but strategic objectives were revised to include monitoring and assessment of management’s response to COVID-19.

The graphic on the following page illustrates the impact our 2020 performance had on variable pay, based on total bank financial goals (75%) and strategic objectives (25%). For operating groups, financial goals are weighted equally between total bank results and operating group results. This is discussed in the executive profiles starting on page 64.

2020 named executives (NEOs)

•  Darryl White, Chief Executive Officer

•  Thomas E. Flynn, Chief Financial Officer

•  Dan Barclay, Chief Executive Officer & Group Head, BMO Capital Markets

•  Cameron Fowler, Chief Strategy & Operations Officer

•  David R. Casper, U.S. Chief Executive Officer, BMO Financial Group, Chair and Chief Executive Officer, BMO Harris Bank N.A. and Group Head, North American Commercial Banking

42	Bank of Montreal Management Proxy Circular 2021

[	Financial goals BMO’s absolute performance against measures tied to the bank’s annual performance goals was below target 70% (out of 75%)	+	Strategic objectives BMO outperformed the annual objectives tied directly to our strategic priorities 29% (out of 25%)	] x	Relative TSR modifier BMO’s three-year TSR ranked fifth against our Canadian bank peers -10%	=	Calculated multiplier 89%	+/-	Discretion -2%	=	Adjustment to 2020 variable pay funding 87%

Variable pay for executives can also be adjusted up or down based on performance compared to our peers. We use three-year total shareholder return (TSR) to assess relative performance, and this year BMO ranked fifth among other large Canadian banks. This reduced variable pay funding for all executives by 10%, resulting in a calculated multiplier of 89%.

Management recommended and the committee agreed to use its discretion to reduce the calculated multipliers for total bank and operating groups. The committee reduced calculated variable pay funding by 2% to account for secondary considerations (see page 55) related to the economic environment arising from COVID-19, and its impact on our business. This led to final total bank variable pay funding of 87%.

2020 CEO compensation

BMO’s resilience this year was the direct result of Mr. White’s leadership and the strength of the team he’s built, and the board recognized this in his 2020 compensation.

Mr. White’s 2020 total compensation target was $10.5 million, made up of $1.0 million in fixed pay or base salary, and a variable pay target of $9.5 million. After considerable discussion and a review of secondary considerations, the committee recommended

$9.265 million in total direct compensation for 2020 ($1.235 million less than his total compensation target). This included $1.0 million in base salary (at target) and $8.265 million in variable pay (87% of target). Mr. White’s 2021 total target compensation will remain the same as it was for 2020.

Compensation mix ensures link to bank performance over time

All variable pay at BMO is adjusted for performance when it is awarded, and most is adjusted for performance again when it vests and pays out. 89% of the pay granted to Mr. White this year is variable and was adjusted for performance. Of this, 29% was his short-term incentive, which paid out in cash. The remainder was allocated to stock options and performance share units (PSUs), which will be adjusted for performance again before they vest and pay out. Stock options and PSUs are adjusted for performance based on increases or decreases in BMO’s share price. PSUs are also adjusted for performance based on BMO’s three-year average adjusted return on equity (ROE).

The graph below illustrates how Mr. White’s variable pay is aligned with performance when it is awarded and when it vests and pays out. Turn to page 50 for information about how variable pay awards work.

Bank of Montreal Management Proxy Circular 2021	43

Constructive feedback from shareholders

The committee communicates regularly with shareholders, industry groups and other stakeholders, and we always welcome your feedback. This year we met with institutional investors and shareholder advisory groups to discuss BMO’s compensation program and practices and other governance matters. On behalf of the committee, I’m pleased to report that we continue to receive positive support from shareholders, who voted over 94% for our approach to executive compensation last year.

Building the workforce of the future

The committee approved several leadership changes in 2020 that were part of our human resources strategy and succession plan, including three critical roles:

•	Erminia (Ernie) Johannson was appointed Group Head, North American Personal and Business Banking, taking on accountability for Canadian Business Banking. She now leads a team of 16,500 and is responsible for serving nearly 10 million personal and business banking customers. Ms. Johannson was named one of the Most Powerful Women in Banking by American Banker in 2019.
•	Tayfun Tuzun was appointed Chief Financial Officer as of January 1, 2021. Tayfun is a strong leader who brings deep experience in U.S. financial services and banking, which aligns with BMO’s large and growing U.S. presence. He replaces Tom Flynn, who transitioned to Vice Chair, where he will focus on client coverage.
•	Sharon Haward-Laird was appointed General Counsel. Sharon has delivered clear results across a number of roles at BMO, including Deputy General Counsel, Capital Markets and Assistant Corporate Secretary, Head of Corporate Communications and Investor Relations, and her most recent role as Head of North American Treasury & Payment Solutions. She replaces Simon Fish, who transitioned to Special Advisor, where he will advise on the bank’s sustainability strategy and ESG programs.

BMO’s talent strategies are anchored in its business strategy and guided by the skills needed now and in the future to drive business growth. Our focus for 2021 is on building the workforce of the future – enabling the business, shaping our culture and transforming how we work. Key to our talent strategy is continuing to develop diversity at all levels. You can read more about BMO’s approach to diversity on page 21, but I’m pleased to note that 41.1% of our senior leader roles, 36% of BMO’s Executive Committee and half of the board’s nominated independent directors are women.

As the new chair of the Human Resources Committee, I welcome your feedback on the committee’s activities and decisions this year and thank you for your confidence.

Sincerely,

Lorraine Mitchelmore

Chair of the Human Resources Committee

44	Bank of Montreal Management Proxy Circular 2021

Compensation Governance and Oversight

The Human Resources Committee establishes and oversees the bank’s human resources strategies, including compensation and talent management. See page 37 for information about the committee and its activities this year.

Five independent directors serve on the committee, and the average committee tenure is 7.4 years.

All of the committee members meet the NYSE requirements for compensation committee independence, established in 2013.

Human Resources Committee (see pages 8 to 14 for biographies)	Committee member since
Lorraine Mitchelmore (committee chair since 2019)	2016
George A. Cope	2010
Christine Edwards (also a member 2011 - 2014)	2015
Ronald H. Farmer	2003
Eric R. La Flèche	2019

Qualified directors

To ensure the committee has the expertise it needs to carry out its mandate, committee members are required to have a thorough understanding of issues relating to human resources and compensation (or to acquire that understanding within a reasonable period of time after being appointed).

The Governance and Nominating Committee looks at the mix of skills and experience of the directors on the Human Resources Committee every year to make sure it remains appropriate.

The table below shows the experience of the current members of the Human Resources Committee. All members have risk management experience, have gained experience in human resources and compensation by serving as chief executive officer (or equivalent) of a major organization, and have served on the compensation committees of other public companies.

Number of committee member with specific experience or expertise
Human resources experience Experience with compensation, pension and benefit programs (in particular, executive compensation programs)	5 of 5
Risk management experience Knowledge of and experience with internal risk controls, risk assessments and reporting	5 of 5

Accounting and finance experience

Knowledge of and experience with financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, Canada or U.S. GAAP and/or IFRS

5 of 5
Executive leadership experience Experience as a senior executive/officer of a publicly listed company or major organization	5 of 5

Supporting a culture of prudent risk-taking

One of BMO’s strategic priorities is superior management of risk, and this strategy carries through to the bank’s executive compensation program.

The members of the Human Resources Committee are chosen in part for their knowledge of risk management, and three of the current members also serve on the Risk Review Committee.

BMO’s leading practices strengthen the alignment of compensation with our strategic priorities, sustainability objectives and performance, all within a culture of prudent risk-taking. These practices are built into all aspects of the compensation program: plan design, review and approval of variable pay funding, determination of individual awards and clawback and forfeiture policies. You can read more about these on page 58.

Committee members are also BMO shareholders

All of the committee members exceed the bank’s share ownership requirements for directors (see page 32).

In 2020, the committee held two special meetings to discuss the bank’s variable compensation plans, to make sure management’s decisions properly took into account the economic environment arising from COVID-19, its impact on our business results and compensation.

You can read more about the directors in the profiles starting on page 8, and the committee and its activities in 2020 starting on page 37.

Read more about how the bank’s compensation policies and practices support a culture of prudent risk-taking starting on page 57.

Bank of Montreal Management Proxy Circular 2021	45

Effective oversight

The board understands its role in contributing to the soundness and stability of the financial markets BMO operates in, and the need to balance BMO’s financial success with its commitments to communities, employees, customers, the environment and other stakeholders.

The committee has a formal process for overseeing BMO’s compensation policies and practices, to make sure they support the bank’s Purpose and strategic priorities, while managing current and future compensation risk (see page 49).

In addition to working with management and the bank’s oversight committees (see below), the committee works with an external compensation advisor every year to get an independent view of best practices, BMO’s executive compensation program and

Subsidiary governance

BMO makes a strong connection between overall enterprise and subsidiary governance. For example, the chair of the Human Resources Committee holds joint meetings with BMO Financial Corp.’s (U.S.) Human Resources Committee chair, which helps both organizations perform better.

compensation decisions. The committee takes into consideration the information and recommendations the advisor provides, but also considers other factors, and is ultimately responsible for its own decisions.

Board

Approves the bank’s strategic plans, including key initiatives, opportunities, risk, competitive position, financial projections and other key performance indicators for each operating group. Gives the final approval on compensation decisions for the CEO.

▲
Independent compensation advisor Provides an annual independent view of global trends, best practices, BMO’s executive compensation program and compensation decisions.	▶	Human Resources Committee

Governs and oversees the bank’s material compensation plans on behalf of the board, assessing the alignment of pay with performance, and whether the plans operate within the bank’s risk appetite, support the bank in achieving its goals and align with the interests of shareholders.

▲
Independent third party Conducts a review of BMO’s material compensation plans to ensure the compensation policies and decision-making processes are sound.	▶	Management oversight committees

Control function leaders are actively involved in reviewing compensation design and the annual compensation decision-making process, including assessing risk and other control function inputs. There are committees at the enterprise level and in the U.S.

About the management oversight committees

Management oversight committees are actively involved in reviewing variable pay design and the annual compensation decision-making process. They support the human resources committee by:

•	Identifying roles that have a material impact on the bank’s risk profile
•	Providing additional oversight and scrutiny of the design and funding of BMO’s material compensation plans
•	Assessing risk and other control function inputs when recommending variable pay funding
•	Making recommendations for discretionary adjustments to variable pay awards as appropriate
•	Reviewing international regulatory requirements.

See page 49 for more information about the role of the management oversight committees in the annual decision-making process.

Enterprise Compensation Oversight Committee

•	Established in 2011
•	Includes the BMO Chief Risk Officer, Chief Financial Officer, Chief Compliance Officer, General Counsel and senior leaders from Human Resources, along with the Chief Auditor as an observer
•	Met six times in 2020

There are also management oversight committees in the U.S. and the UK to govern the variable pay design and compensation decision-making process in these jurisdictions.

46	Bank of Montreal Management Proxy Circular 2021

Independent advice

The committee has used Pay Governance LLC as its exclusive advisor on compensation issues since 2008. Pay Governance is an independent and unaffiliated executive compensation advisory firm and does not do any work for management.

The committee assesses the performance of Pay Governance every year. In 2020, the committee was satisfied with the following committee-related work they provided:

•	Analyzed the level of difficulty of the annual plan goals used for variable pay funding against internal and external perspectives
•	Provided independent review and advice on the bank’s material compensation plans, including the executive and BMO Capital Markets plans, CEO compensation and the CEO’s compensation recommendations for senior executives
•	Reviewed the management proxy circular
•	Regularly participated in Human Resources Committee meetings, including time with individual members.

	Billed in 2020	Billed in 2019
Executive compensation-related fees	US$219,611	US$140,791
All other fees	$0	$0

To make sure its compensation advisor is independent from the bank, the committee:

•	Reviews the advisor’s independence every year
•	Sets the advisor’s mandate and fees
•	Requires the advisor to get written approval from the committee chair if, from time to time, the advisor is called upon to provide services to management
•	Does not approve work that, in the committee’s view, could compromise the advisor’s independence
•	Discloses in the management proxy circular all work done by, and fees paid to, the advisor.

The committee also reviews the advisor’s independence against the U.S. SEC’s six requirements for independence, and confirmed in 2020 that the advisor:

•	Does not provide other services to BMO
•	Has effective policies and procedures to prevent conflicts of interest
•	Has no business or personal relationships with a committee member
•	Has no business or personal relationships with an executive officer of BMO
•	Does not own BMO shares
•	Bills fees to BMO that are within an acceptable range of, and make up only a small percentage of, its total revenue.

Additional third-party reviews

An independent third party also carries out periodic reviews of the bank’s material compensation plans to confirm the soundness of BMO’s compensation policies and their alignment with regulatory requirements and guidelines.

In 2020, Global Governance Advisors (GGA) reviewed four of BMO’s material compensation plans and reported that BMO continues to align with Financial Stability Board (FSB) Principles and requirements from OSFI, the U.S. Federal Reserve and the UK Financial Conduct Authority. GGA’s review included:

•	Assessing variable pay design
•	Assessing plan changes against regulatory requirements
•	Performing stress testing and back testing, payout curve analysis, extensive scenario analysis, and volatility analysis of the bank’s corporate and business unit results.

The committee’s oversight process, which involves management and three oversight committees and includes independent advice from third parties, contributes to proper and effective oversight.

Sound policies and practices

The committee is satisfied that:

•	BMO’s compensation policies and practices effectively align executive compensation with our strategic priorities and our performance
•	BMO’s compensation policies and practices do not encourage any executive or employee to take inappropriate or excessive risks
•	No risks have been identified in the bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the bank.

BMO’s compensation policies and practices are also fully aligned with the practices, standards and guidelines required by regulators and industry best practices:

•	Principles for Sound Compensation Practices, issued by the FSB
•	OSFI’s practices, standards and guidelines
•	Guidance on Sound Incentive Compensation Policies, issued by the U.S. Federal Reserve in cooperation with other banking agencies
•	International regulations and guidelines for financial institution compensation policies and practices in the jurisdictions where we work, including China, Hong Kong, Ireland, the Netherlands, Singapore and the United Kingdom.

Bank of Montreal Management Proxy Circular 2021	47

BMO’s Approach to Executive Compensation

The board believes that BMO’s success depends on the performance of its people. Executive compensation — an important tool the committee uses to reinforce our Purpose, drive the success of our people and ensure our long-term success — is a well-governed, disciplined process.

Executive compensation at BMO is based on four core principles

The committee has structured BMO’s executive compensation program and policies to support the bank’s vision and strategic priorities, and to give executives a significant personal stake in the long-term growth and health of the organization. Bank results, compensation for executives, financial returns to shareholders and BMO’s commitment to pursuing growth responsibly and sustainably are all also connected in a way that does not encourage or reward inappropriate risk-taking.

Executives earn more when results are above our performance goals and less when they are below. This is accomplished by aligning variable pay awards and their payouts to performance against bank, operating group and individual performance goals that support the achievement of our vision, strategic priorities and sustainability objectives.

The committee also considers other financial factors, such as performance against the bank’s peers and the quality of its earnings, as well as other sustainability factors, including people leadership, employee engagement and environmental and social topics (see page 55), to assess performance and confirm that awards and payouts align with the principles of sound governance and prudent risk management.

Attract and retain executive talent (see page 50)	Link compensation to bank performance (see page 53)	Encourage a long- term view to increase shareholder value (see page 56)	Align with prudent risk-taking (see page 57)

Compensation helps attract and retain talented people and motivates them to excel and achieve objectives	Executive compensation design and implementation must align with BMO’s strategic priorities and Purpose, and link to both bank and operating group performance	A significant portion of variable pay for each executive is equity-based There are share ownership requirements for each executive

Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital

Each executive’s variable pay can be clawed back or forfeited and a significant portion is deferred

48	Bank of Montreal Management Proxy Circular 2021

Annual decision-making process

Each year, the committee uses a formal six-step process to ensure that the governance of its compensation policies and decision-making processes are sound.

At the beginning of the year

1. Review corporate strategy

The board reviews and approves the bank’s strategic plans, including key initiatives, opportunities, risk appetite, competitive position, financial projections and other key performance indicators for each operating group. The board works with management to develop a deeper understanding of the year’s priorities and how they relate to the overall strategic plan, and discusses with management the alignment of the priorities.

2. Set performance goals for the variable pay plans to align with strategy

The CEO and management recommend the business performance measures, performance goals for each, and weightings for each operating group. These support the bank’s overall priorities and commitment to pursuing growth sustainably and responsibly, are aligned with the bank’s risk appetite and drive variable pay funding. Performance goals are reviewed by the management oversight committees and control functions before they are recommended to the committee for approval.

3. Review variable pay plan changes and set target variable pay levels for executives

The committee reviews changes to variable pay plan designs and approves the target variable pay for senior executives. It also approves individual performance goals for the CEO, and recommends the CEO’s target variable pay to the board.

At the end of the year

4. Review and approve business performance factors used to adjust variable pay

Finance determines the business results and calculates the business performance factor and TSR modifier used to determine variable pay, as well as the performance factor adjusting the payout of PSUs when they vest.

Management and the management oversight committees work together to:

•  Consider risk implications when assessing the business performance factor and TSR modifier used to calculate variable pay

•  Recommend adjustments or holdbacks to reflect risk, compliance, conduct or other factors when necessary, including behaviour aligned with our commitment to our community, our employees, our customers, the environment and other stakeholders

•  Perform an annual review of business events that have exceeded pre-defined risk and compliance thresholds at both the U.S. and enterprise levels, and may recommend modifications to variable pay funding or individual variable pay awards to the committee.

Management and the management oversight committees review and recommend to the CEO variable pay funding for executives. The CEO then presents his recommendations to the committee for approval.

The committee also has the discretion to modify calculated variable pay funding, awards or payouts based on its review and on the management oversight committees’ assessment of other financial and non-financial considerations not explicitly included in the business performance factor (see page 55).

5. Assess individual performance and award variable pay to senior executives

The committee:

•  Determines the business performance factor and reviews the calculated result at the end of the year

•  Reviews secondary considerations at the bank and operating group levels, including any reportable control deficiencies in risk, compliance, conduct or audit, to determine if discretion should be applied to variable pay funding or to the variable pay awards calculated for executives

•  Assesses individual performance against the personal objectives set for the CEO and senior executives at the beginning of the year

•  Recommends the CEO’s final variable pay award to the board

•  Approves variable pay awards for senior executives, control function leaders and other top earners across the bank.

Throughout the year

6. Ongoing risk review (see page 57)

Various activities help make sure risk considerations are included in the compensation decision-making process and support the work of the committee:

•  The Risk Review Committee:

•  Regularly assesses the bank’s credit, market, operational, liquidity and funding risk positions against the risk appetite statement and approved exposure limits

•  Receives quarterly presentations about the bank’s risk management processes.

•  Three of the members of the Risk Review Committee are members of the Human Resources Committee, and they leverage that participation to help inform compensation decisions.

•  The management oversight committees review material risk events at the regional, enterprise and operating group level and by line of business. Material risk events, such as financial losses and violations of law or standards of conduct or risk management controls, can affect variable pay awards or payouts. These reviews consider the effects on variable pay funding or individual variable pay awards and whether additional adjustments are required.

Bank of Montreal Management Proxy Circular 2021	49

PRINCIPLE: Attract and retain executive talent

Compensation helps attract and retain talented people and motivates them to excel and achieve objectives

BMO’s executive compensation program is designed to be competitive with the market to attract and retain the top talent needed to execute the bank’s strategy. The program includes a combination of total direct compensation and benefits.

TOTAL DIRECT COMPENSATION				BENEFITS

FIXED PAY	VARIABLE PAY

BMO also offers to eligible employees market competitive benefits and retirement savings, Employee Share Ownership Programs (Canada) or Employee Share Purchase Plans (U.S.) and, for executives, an annual taxable cash allowance to support their business development activities as ambassadors of the bank.

Salary	Short-term incentive	Mid-term incentive	Long-term incentive

The base level of pay given for carrying out day-
to-day responsibilities and based on each executive’s level of responsibility, skills, experience and market competitiveness. Paid as a fixed amount of cash.

All variable pay awards are adjusted up or down based on the achievement of financial goals and strategic objectives tied to our strategy.

The amount allocated to short, mid and long-term incentives for each executive is set as a fixed percentage of total variable pay based on job level. For more information about the mix for the CEO and other senior executives, please see page 56. The committee does not consider the mid and long-term incentives the executive currently holds when determining new awards.

The table below describes each element of BMO’s variable pay program.

Variable pay: Short, mid and long-term incentives

Short-term incentive

Performance-based incentive that motivates performance against annual goals that are tied to BMO’s strategy.

Who participates	• All executives

Type of award

•  Cash bonus, paid after fiscal year-end results are finalized, usually in December. Target awards are adjusted up or down based on bank and operating group performance for the fiscal year (see page 54).

Payout

•  Can be forfeited or clawed back (see page 59 for details).

•  Before the start of the fiscal year, participants can elect to defer their bonus into deferred share units (see page 51). This choice is irreversible.

50	Bank of Montreal Management Proxy Circular 2021

Mid-term incentive

Performance-based incentives that are deferred, equity-based and designed to motivate the creation of sustainable shareholder value over a 3-year term.

	Performance share units (PSUs)	Restricted share units (RSUs)

Who participates	• Senior executives	• Bank executives below the senior executive level

Type of award

•  Phantom share units directly linked to the price of BMO common shares.

•  Target awards are adjusted up or down based on bank and operating group performance in the fiscal year they are awarded (see page 54).

•  Phantom share units directly linked to the price of BMO common shares.

•  Target awards are adjusted up or down based on bank and operating group performance in the fiscal year they are awarded (see page 54).

Vesting and payout

•  Vesting is at the end of a 3-year term. Units earn dividend equivalents that are reinvested as additional units.

•  The final payout depends on our performance: it is adjusted up or down (+/-20%) based on the bank’s average adjusted return on equity (ROE)(1) over the 3-year term (see page 54).

•  The payout is calculated by multiplying the units that vest by a 20-day volume weighted average closing share price of BMO shares on the TSX at vesting.

•  All units can be forfeited or clawed back (see page 59 for details).

•  Vesting is at the end of a 3-year term. Units earn dividend equivalents that are reinvested as additional units.

•  The payout is calculated by multiplying the units that vest by a 20-day volume weighted average closing share price of BMO shares on the TSX at vesting.

•  All units can be forfeited or clawed back (see page 59 for details).

(1)

Adjusted ROE is calculated as adjusted net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. Adjusted results and measures exclude the impact of certain items and are non-GAAP, as discussed on page 41 of this circular and page 17 of BMO’s 2020 Annual Report. Adjusted results for compensation purposes also exclude provision for credit losses on performing loans, consistent with our prior practice, before the adoption of IFRS 9 in fiscal 2018, of excluding credit losses on the collective allowance. See page 41 for reported results for the most recent year.

Long-term incentive

Performance-based incentives that are deferred, equity-based and designed to motivate the creation of sustainable shareholder value over a 10-year term or longer.

	Stock options	Deferred share units (DSUs)

Who participates	• Senior Vice-Presidents and above	• All bank executives

Type of award

•  Options give executives the right to buy BMO common shares at some future date, at a set price (the exercise price).

•  Target awards are adjusted up or down based on bank and operating group performance in the fiscal year they are awarded (see page 54).

•  Executives may voluntarily elect to defer all or a portion of their short-term incentive into phantom share units directly linked to the price of BMO common shares.

•  Units earn dividend equivalents that are credited as additional units.

Vesting and payout

•  Options vest in equal tranches of 50% on the third and fourth anniversaries of the award, and expire at the end of 10 years.

•  The payout of an option is based on the difference between its exercise price and the market price of BMO shares on the day the option is exercised.

•  All options can be forfeited or clawed back (see page 59 for details).

•  Units vest immediately, but pay out only after the executive’s employment with BMO ends.

•  The payout is calculated by multiplying the number of units awarded, plus any dividend equivalents earned, by the market price of BMO shares on the TSX at redemption.

•  All units can be forfeited or clawed back (see page 59 for details).

Bank of Montreal Management Proxy Circular 2021	51

Competitive with our peers

The committee assesses the competitiveness of BMO’s compensation program by comparing it to a Canadian peer group of the largest Canadian banks and insurance companies for Canadian-based executives, and a U.S. peer group of regional mid-sized banks for U.S.-based executives. It also uses general industry surveys for non-industry specific roles to benchmark competitive pay more broadly.

For the CEO, the committee reviews the largest Canadian banks as the primary peer group. For secondary information, the committee also looks at the compensation practices of Canadian-based insurance companies, companies listed on the TSX 60 with similar market capitalization, the primary peer group used for U.S. executives, and the ratio of CEO pay to that of other employees of the bank and to the Canadian median family income, as well as other factors. The primary peer group for Canadian executives is also used to measure BMO’s relative performance for variable pay.

When setting the level and mix of compensation for executive roles, the committee reviews market data for comparable positions within the primary group, considering the relative performance and size of each institution, and the strategic importance of the role under review. The target compensation level for individual executives also reflects the executive’s experience, sustained performance in the role and future potential. The percentage of variable pay allocated to deferred compensation is determined by the executive’s job level.

The committee and its independent advisor reviewed the comparable companies and roles used to benchmark target compensation and compensation mix for the CEO and senior executives, and concluded they were appropriate.

52	Bank of Montreal Management Proxy Circular 2021

PRINCIPLE: Link compensation to bank performance

Executive compensation design and implementation must align with BMO’s strategic priorities and Purpose, and link to both bank and operating group performance

A substantial portion of executive compensation is variable pay, in the form of short, mid and long-term incentives. The amount allocated to each incentive is set as a fixed percentage of total variable pay depending on the executive’s level.

All variable pay is awarded based on achieving bank, operating group and individual performance goals that are linked to our strategic priorities and our sustainability objectives.

The mid and long-term incentives are also adjusted for performance when they vest and pay out:

•	The final payout is tied to BMO’s common share price at payout
•	PSUs have an additional adjustment for performance prior to payout – at vesting the payout is adjusted up or down (+/-20%) based on the bank’s average adjusted return on equity (ROE)(1) over the three-year term.

Variable pay for executives is funded based on performance against annual financial goals as well as objectives tied directly to our strategic priorities. These measures are as follows.

Turn to page 60 to see the full 2020 scorecard and results, and the impact that performance had on 2020 compensation.

Financial goals (75%)

To build financial strength and shareholder value

We assess bank and operating group performance against challenging financial goals that can be accomplished within the bank’s risk appetite and compliance and ethics requirements.

+

Strategic objectives (25%)

To reinforce operational sustainability and culture

We assess total bank performance against annual objectives tied directly to the bank’s strategic priorities and some of the key priority topics in our sustainability scorecard.

Our 2020 performance measures(1)	Why we use it		Our 2020 strategic priorities	Priority topics in our sustainability scorecard(2)
Revenue growth	> Key measure of growth		World-class client loyalty and growth	> Customer experience
Return on equity	> Key measure of overall profitability		Winning culture, driven by alignment, empowerment and recognition	> Financial inclusion > Diversity and inclusion > Employee experience
Earnings per share growth	> Key measure for analyzing earnings growth
Efficiency ratio	> Key measure of how well we are managing expenses		Digital first, for speed, efficiency and scale	> Data security
Total shareholder return	> Key measure of shareholder value		Simplify work and eliminate complexity
Superior management of risk and capital performance
(1) Measures are non-GAAP as discussed on page 41 of this circular and on page 17 of our 2020 Annual Report. (2) Our sustainability scorecard is on page 14 of our 2020 Sustainability Report.

Individual performance

We assess performance against individual goals that cascade down from the bank’s strategic priorities and goals, as well as objectives that support our commitment to pursuing growth responsibly and sustainably:

•	Quantitative objectives, such as revenue growth, net of CCPB, efficiency, return on capital, net income growth and customer loyalty/experience scores
•	Qualitative objectives, such as the executive’s contribution to the organization through leadership, demonstrated commitment to teamwork, innovation, sound governance practices and behaviour aligned with our commitment to our community, employees, customers, the environment and other stakeholders.

Executives can use their discretion to increase, decrease or eliminate the variable pay awarded to individuals reporting to them, as long as it does not exceed the total variable pay funding calculated for the group. The committee may do the same for senior executives, and only the board has the discretion to modify or eliminate variable pay for the CEO.

Bank of Montreal Management Proxy Circular 2021	53

How variable pay funding is calculated

Variable pay funding is adjusted up or down based on our performance against annual financial goals and strategic objectives. The variable pay awarded to all executives cannot exceed the total variable pay funding approved by the committee.

We calculate the variable pay funding by assessing performance against challenging financial goals that can be accomplished within the bank’s risk appetite and compliance and ethics requirements. BMO’s medium-term financial goals establish a range of expected performance over time. The bank establishes its annual business plan with these financial goals in mind, as well as environmental and social sustainability, and company-specific factors relevant to the particular year. Annual financial goals are then set, with a range of variable pay outcomes above and below the goal. These annual goals are challenging, in keeping with our philosophy of setting a high bar.

We also assess performance against annual strategic objectives, which are non-financial and tied directly to our strategy, culture and Purpose as a bank.

[	Target variable pay funding The sum of all executive short, mid and long-term incentive targets	x [	Financial goals (75%) Absolute performance against challenging financial goals tied to the bank’s annual performance goals	+	Strategic objectives (25%) – new Performance against annual objectives that are tied directly to our strategic priorities	] x	Relative TSR modifier (+/-20%) Relative performance against our Canadian bank peers	=	Performance- adjusted variable pay funding

Financial measures – total bank (adjusted) (a)(b)

•  Revenue growth – 15%

•  Return on equity(c) – 20%

•  EPS growth(d) – 20%

•  Efficiency ratio – 20%

CEO and corporate executives: 75% of variable pay funding

Operating group executives: 50% of variable pay funding

Strategic priorities

> World-class client loyalty and growth

> Winning culture driven by alignment, empowerment and recognition

> Digital first for speed, efficiency and scale

> Simplify work and eliminate complexity

> Superior management of risk and capital performance

Canadian bank peers

•  The Bank of Nova Scotia

•  The Canadian Imperial Bank of Commerce

•  National Bank of Canada

•  Royal Bank of Canada

•  The Toronto-Dominion Bank

How we calculate three-year TSR

We use the average share price for the 90 days ending October 31 (rather than the closing share price on October 31), because we believe this is a better reflection of sustained performance.

New in 2020

To focus leadership on accelerating BMO’s strategy and culture, in fiscal 2020 we began assessing performance against:

Financial goals (75%) – to build financial strength and shareholder value

•  reweighted financial goals from 90% to 75% for the CEO and corporate executives. Financial goals continue to be assessed against challenging goals that can be accomplished within the bank’s risk appetite and compliance and ethics requirements.

Strategic objectives (25%) – to reinforce operational sustainability and culture

•  linked 25% of variable pay funding to the achievement of annual objectives that are tied directly to the bank’s strategic priorities and the priority topics in our sustainability scorecard. This includes our commitment to customer loyalty, which was weighted at 10% in our previous design.

(a)	Adjusted measures are non-GAAP as discussed on page 41 of this circular and page 17 of our 2020 Annual Report.
(b)	BMO Capital Markets operating group measures are the same as the total bank measures, except for EPS growth.
(c)	Return on equity is only used as an operating group measure for BMO Capital Markets executives.
(d)	For operating group executives, net income growth is used in place of EPS growth. It is weighted 25% except for BMO Capital Markets, where it is weighted 20%.

54	Bank of Montreal Management Proxy Circular 2021

How the committee uses discretion

As part of the bank’s annual governance process, the committee can use its discretion in three ways:

1. Variable pay funding: to modify calculated variable pay funding up or down based on its assessment and information received from the management oversight committees.

2. Individual awards: to modify variable pay awards up or down for individual executives.

3. Payouts of the mid and long-term incentives: to reduce the payout of mid and long-term incentives that are vesting, including PSUs, down to 0%.

The management oversight committees provide information about four key factors to the Human Resources Committee for consideration when assessing performance and determining whether to exercise its discretion to adjust downward:

Performance – Poor financial performance, either absolute or relative, that is significant, sustained or not aligned with the overall risk appetite of the bank

Risk – Material failures are identified in the risk management controls of the bank, or inappropriate risk-taking has been found to occur

Compliance – Non-compliance with statutory, regulatory or supervisory standards that results in enforcement actions, litigation or financial restatement

Conduct – Misconduct, fraud or intentional misrepresentation of information used to determine compensation awards

See page 49 for more information about the Human Resources Committee’s compensation decision-making process.

(1) Adjusted measures are non-GAAP as discussed on page 41 of this circular, and page 17 of BMO’s 2020 Annual Report.

Bank of Montreal Management Proxy Circular 2021	55

PRINCIPLE: Encourage a long-term view to increase shareholder value

A significant portion of variable pay for each executive is equity-based

There are share ownership requirements for each executive

A significant portion of variable pay is allocated to mid and long-term incentives, which are equity-based and deferred (see page 51). This approach, combined with executive share ownership requirements, focuses the executive team on executing business strategies, sustaining performance and growing shareholder value over the longer term.

This also encourages prudent risk-taking and retention, because future payouts may be affected by an executive’s current decisions.

Emphasis on deferred compensation

Making a significant portion of executive pay variable and deferred ties compensation to longer-term performance.

The amount of variable pay deferred to mid and long-term incentives is based on the executive’s job level and reflects the executive’s ability to influence business results over the short-term (one year), mid-term (three years) and long-term (10 years).

The percentage of variable pay for the CEO, senior executives and Executive Vice-Presidents is significantly higher than other executive roles because of their direct involvement in strategic decision-making and stewardship of the bank. These more senior executives also have a higher percentage of their variable pay deferred to mid and long-term incentives.

Mid-term incentives for the CEO and senior executives are awarded as performance share units (PSUs), which also have performance-based payouts at vesting. PSUs are tied to the performance of BMO’s common share price, and also to the performance of BMO’s average adjusted return on equity (see page 51). This reinforces the bank’s pay for performance philosophy.

(1)	Excludes Group Head, Capital Markets

FSB Principles recommend that the bank’s deferred compensation be:

•	At least 60% of total variable pay for senior executives
•	40% to 60% of total variable pay for each material risk-taking employee (roles that could have a material impact on the risk of the bank).

Deferred compensation makes up 71% of the CEO’s total variable pay target and 71% of the total variable pay target for senior executives, exceeding FSB Principles.

Executives are required to have an equity stake

Executives are required to own equity in the bank and must meet the requirement within three years of being appointed to their positions (five years for Vice-Presidents). The following can be used to meet share ownership requirements: bank common shares, performance share units, restricted share units and deferred share units.

Share ownership for all executives is assessed annually. The CEO and other NEOs currently exceed their requirements (see the NEO profiles beginning on page 64 for details about their holdings). To promote prudent risk-taking, all senior executives must also maintain their share ownership requirement after they leave the bank: the CEO for two years and senior executives for one year.

56	Bank of Montreal Management Proxy Circular 2021

PRINCIPLE: Align with prudent risk-taking

Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital

Each executive’s variable pay can be clawed back or forfeited and a significant portion is deferred

As a diversified financial services company, BMO is exposed to a variety of risks that are inherent in carrying out its business activities. Taking an integrated and disciplined approach to risk management is key to developing a strong risk culture and the success of the bank’s operations.

BMO’s risk governance framework is designed to ensure prudent, measured and sustainable risk-taking in every aspect of its planning process and day-to-day business activities. Risk governance includes a Risk Appetite Framework, risk policies, risk committees and risk culture, all of which help to manage risk and guide employee behaviour and actions toward sound decision-making. You can read more about risk management at BMO in the 2020 Annual Report beginning on page 73.

The Risk Appetite Framework, a key element of risk governance, is used to balance the level of risk-taking within the bank with the achievement of the bank’s stated priorities, as well as with its responsibility to help ensure the soundness and stability of the financial markets BMO operates in.

Management develops the Risk Appetite Framework to account for a variety of risks at the enterprise and operating group levels, and recommends it to the Risk Review Committee of the board for approval. BMO’s strategy, financial and capital planning, performance management and compensation are all aligned and integrated with the bank’s risk appetite.

About the bank’s Risk Appetite Framework

BMO’s Risk Appetite Framework defines the type and amount of risk the bank is willing to take to achieve its priorities and business plans.

The framework covers 10 types of risk that could have a material impact on the business:

• Credit and counterparty • Market • Liquidity and funding • Operational • Insurance	• Legal and regulatory • Business • Strategic • Reputation • Environmental and social.

Risk is managed within these guidelines using risk tolerance thresholds at the enterprise and operating group level and by line of business. Each operating group has its own risk appetite, aligned to the enterprise risk appetite and group opportunities. Each executive has an individual goal aligned to the Risk Appetite Framework.

The Risk Review Committee regularly reviews the bank’s key risks, risk positions and risk governance framework as part of its responsibilities (see page 38).

Managing compensation risk

The board’s Human Resources Committee sets the compensation philosophy and strategy of the bank, and makes sure the executive compensation program aligns with the bank’s risk appetite statement and supports the bank’s requirements on compliance and ethics.

The committee manages current and future compensation risk in four ways:

Managing compensation risk
1 Design of variable pay plans	2 Setting of variable pay funding goals and tracking performance against these goals at the enterprise and operating group levels	3 Determination of individual variable pay awards	4 Design and use of BMO’s clawback and forfeiture policies

Bank of Montreal Management Proxy Circular 2021	57

1. Plan design

The management oversight committees (see page 46) review variable pay material plan designs to make sure risk, compliance, conduct, audit and financial considerations are appropriately incorporated, and to fully assess risk before finalizing variable pay funding and individual variable pay awards.

The executive compensation program includes several design features to promote strong practices for prudent risk-taking:

•	A significant portion of variable pay is deferred.
•	Stock options are limited to no more than 20% of total variable pay for senior executives. Stock options for senior executives in the U.S., as well as for all Senior Vice-Presidents, are limited to no more than 10% of their total variable pay.
•	Variable pay funding is based on primary and secondary measures that include an assessment of forward-looking risk.
•	Both absolute and relative performance are used to determine variable pay funding.
•	There is a cap on variable pay funding.
•	Individual variable pay awards for executives are capped at 150% of an executive’s target amount.
•	Return on equity, a primary performance measure used for determining variable pay, is also used to determine the value of performance share unit payouts for senior executives and the CEO.

Stress testing

BMO uses rigorous stress testing in the course of business planning and when establishing the financial goals tied to variable pay funding. It conducts stress testing at three stages to help make sure variable pay decisions align with the bank’s compensation philosophy and principles:

•	Analyzes and tests impacts when designing and/or redesigning variable pay plans.
•	Reviews the impact of year-end variable pay calculations on minimum regulatory and/or market capital requirements before payouts are made.
•	An independent review is conducted periodically to stress test and back test the bank’s material variable pay plans, and to confirm alignment of the plans with FSB Principles.

Independence of control functions

Variable pay for employees in governance and oversight functions in Risk Management, Finance, Audit, Legal & Regulatory Compliance, and Human Resources is tied to overall bank performance and performance against individual objectives.

These employees do not report into the operating groups they support, nor does the success or financial performance of business areas they support or monitor directly impact the assessment of their performance or their compensation. This independence mitigates risk and encourages these employees to maintain their focus on BMO’s overall success.

2. Variable pay funding

The performance measures and goals used to adjust variable pay are tied to the bank’s strategic priorities and set within the bank’s risk appetite, using risk tolerance thresholds at three levels: enterprise, operating group and line of business. They are established by taking into consideration a risk-based capital assessment that measures the risk the bank takes on in pursuit of its financial goals and enables it to evaluate risk-adjusted returns. Performance against these goals has a direct impact on variable pay funding.

For example:

•	Business results are reviewed against provisions for credit, market, operational, liquidity and other important measures of risk.
•	Return on equity is a primary and secondary measure.
•	Return on economic capital is a secondary measure.
•	Net economic profit is a secondary measure for variable pay funding.

At the end of each year, the Human Resources Committee completes a risk review and may modify calculated variable pay funding, and/or require forfeiture of any unvested mid or long-term incentive awards, and/or recoup all or a portion of variable pay awards that have already vested and/or paid out, as appropriate. The committee considers information from the Chief Risk Officer (an assessment of material risk factors during and at the end of the year) and the management compensation oversight committees (their review of material risk events throughout the year).

As part of this review, the Human Resources Committee also considers other financial, environmental and social factors for the bank and each operating group to determine whether further modifications to calculated results are appropriate.

3. Individual awards

The Human Resources Committee conducts a year-end review of the individual performance and variable pay of the senior executives and control function leaders, and the total variable pay for other top earners across the bank. This includes an assessment of any risk, compliance, conduct, audit and financial factors when determining whether to exercise its discretion to modify individual variable pay awards.

The committee also reviews mid and long-term incentives before they vest and pay out and considers whether forfeitures are appropriate.

Finally, the board carries out a risk review at the end of the year (risk profiles of the enterprise and operating groups) to identify if each operating group’s risk profile is consistent with the bank’s risk appetite statement and the board’s risk expectations before it approves final incentive awards for the CEO.

4. Clawback and forfeiture

BMO’s Recoupment Policy, which covers the clawback of cash compensation, and the forfeiture provisions in all of our equity compensation plans help mitigate current and future risks.

58	Bank of Montreal Management Proxy Circular 2021

	Who it applies to	How it works

Clawback

Cash	Executives and BMO Capital Markets employees at the Managing Director level and above and all Material Risk Employees

All or part of the variable pay awarded or that has vested and paid out in the past three years can be clawed back when:

•  The bank restates its financial statements

•  Employee misconduct or inappropriate risk-taking result in or could result in significant financial or reputational harm to the bank, or

•  If required by law.

Forfeiture

Equity	All mid and long-term incentive plan participants

All unvested PSUs, RSUs, DSUs and vested and unvested stock options are subject to forfeiture when:

•  The bank uncovers inappropriate risk-taking by a participant

•  A participant resigns or is terminated for cause

•  It is discovered that a participant who no longer works for the bank committed an act while employed with the bank that would have been cause for termination

•  A participant whose employment has been terminated solicits bank employees, or

•  A participant who has retired solicits employees or customers of the bank.

Other policies and mechanisms

Anti-hedging	All mid and long-term incentive plan participants

To maintain alignment between pay for performance, participants are prohibited from using any kind of personal hedging (for example, prepaid variable contracts, equity swaps, collars or units of exchange funds) to undermine or reduce the risk and shareholder alignment embedded in their mid-term and long-term incentives or other BMO shares or securities they hold.

Individual performance considerations	All employees

Managers consider BMO’s Code of Conduct, our BMO values and applicable expectations on risk, audit and compliance accountabilities when conducting individual performance assessments and making variable pay decisions.

Limits on guarantees	All employees	Variable pay for new employees can only be guaranteed for up to 12 months, which the committee considers to be a sufficient amount of time to transition into the bank.

Change of control(1)	All mid and long-term incentive plan participants

To mitigate compensation risk, the stock option plan calls for a double trigger for accelerated vesting of stock options. Stock options will vest immediately if the bank undergoes a change of control and the participant is terminated without cause within 24 months of a change of control.

Unvested RSUs and PSUs continue to vest if there is a change of control or if the participant is terminated without cause.

(1)

Change of control occurs in the following circumstances: (i) 50% or more of the outstanding voting securities are acquired, (ii) all or substantially all of the bank’s assets are sold, assigned or transferred other than to a subsidiary, (iii) an acquisition of the bank via merger, amalgamation, consolidation or otherwise or dissolution of the bank, or (iv) a change in a majority of our board members occurs.

Bank of Montreal Management Proxy Circular 2021	59

2020 Performance and Compensation

2020 Variable pay

The table below shows the impact of 2020 performance on variable pay and is based on total bank performance against financial goals and strategic objectives. Operating group results are discussed in the executive profiles starting on page 64.

In 2020, the bank delivered solid financial performance in an otherwise challenging environment. BMO was above the goal set for adjusted revenue growth and met the goal set for adjusted(1) efficiency. Adjusted return on equity and adjusted EPS growth, however, were both below goal, mainly due to higher than expected provisions for credit losses resulting from the economic impact of COVID-19.

The bank outperformed the strategic objectives set for 2020, delivering record customer loyalty scores, driving digital solutions that accelerated the efficiency, productivity and sustainability of our customer offerings, and executing on our talent agenda to build the workforce of the future.

Our three-year TSR ranked fifth against our Canadian bank peers, resulting in a 10% reduction in variable pay funding for our executives.

Management recommended and the committee agreed to use its discretion to reduce the calculated multipliers for total bank and operating groups. The committee reduced calculated variable pay funding by 2% to account for secondary considerations (see page 55) related to the economic environment arising from COVID-19, and its impact on our business. This led to final total bank variable pay funding of 87%. You can read more about secondary considerations and how the board uses discretion on page 55.

60	Bank of Montreal Management Proxy Circular 2021

2020 Financial results – building financial strength and shareholder value

The bank’s philosophy is to set challenging financial goals that continue to move BMO forward in delivering growth. We believe setting a high bar motivates us to deliver strong performance and is consistent with our ambition to achieve first quartile performance relative to our Canadian peers.

Financial measure	How we calculate it	2020 Performance

Revenue growth (15%)	Revenue net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Reported net revenue increased 3.1%.

Adjusted net revenue(1) increased 3.0%, driven by strong performance in BMO Capital Markets, primarily due to increased trading revenue, and increases in the P&C businesses and BMO Wealth Management, partially offset by a decrease in Corporate Services revenue.

Adjusted net revenue growth of 3.0% exceeded our goal of 2.9% due to better than expected growth in BMO Capital Markets and U.S. P&C, largely offset by lower than expected growth in BMO Wealth Management and Canadian P&C and lower than expected Corporate Services revenue.

Return on equity (20%)

Net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity, which consists of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.

Adjusted ROE for compensation purposes(1) is calculated using adjusted net income and also excludes the provision for credit losses on performing loans.

Reported ROE was 10.1%, compared to 12.6% in 2019.

Adjusted ROE(1) was 10.3%, compared to 13.7% in 2019.

Adjusted ROE for compensation purposes(1) was 12.4%. This was below our goal of 13.6% due to higher than expected provisions for credit losses on impaired loans and higher common shareholders’ equity due to higher accumulated other comprehensive income.

Earnings per share (EPS) growth (20%)

Net income attributable to bank shareholders, less preferred share dividends and distributions on other equity instruments, divided by the average number of common shares outstanding.

Adjusted EPS for compensation purposes(1) is calculated using adjusted net income and also excludes the provision for credit losses on performing loans.

Reported EPS decreased 12.8% to $7.55 in 2020.

Adjusted EPS decreased 18.2% to $7.71 in 2020.

Adjusted EPS for compensation purposes(1) decreased 2.3% primarily due to lower net income, mainly reflecting higher provisions for credit losses on impaired loans partially offset by higher revenue for the reasons noted above, and higher preferred dividends and distributions on other equity instruments.

Adjusted EPS for compensation purposes(1) was below our goal of 4.2% growth, primarily due to higher than expected provisions for credit losses on impaired loans.

Efficiency ratio (20%)	Non-interest expense divided by total revenue, net of CCPB, expressed as a percentage.	The reported efficiency ratio was 60.4%, compared to 64.2% in 2019. The adjusted(1) efficiency ratio improved 160 basis points to 59.8% in 2020 and met our goal for the year.

(1)

Reflects adjusted performance. For ROE and EPS, performance also excludes the provision for credit losses on performing loans, consistent with our prior practice, before the adoption of IFRS 9 in fiscal 2018, of excluding credit losses on the collective allowance. See page 41 for reported results.

Bank of Montreal Management Proxy Circular 2021	61

2020 Strategic results – reinforcing operational sustainability and culture

We measure progress on our strategy by assessing our performance against annual objectives tied directly to our strategic priorities. In 2020, the bank exceeded its strategic objectives with highlights as follows:

Client loyalty

Achieve net promoter scores set for each business and continue to be recognized as an industry leader on customer loyalty

•  We helped our customers navigate the pandemic, providing a safe retail banking environment, financial advice and support, payment deferral strategies, expedited commercial loan approvals, and access to government relief programs in Canada and the U.S., all while effectively managing risk.

•  We achieved record customer loyalty across the businesses and received the highest ranking among Canada’s largest banks in the J.D. Power 2020 Canada Retail Banking Advice Satisfaction Study, with top marks for frequency, relevance, clarity and quality of advice, as well as concern for customer needs.

Winning culture

Strengthen our inclusive work environment, advance our Purpose, engage our workforce and execute on succession

•  We implemented safeguards and programs for our employees safety and well-being.

•  We met or exceeded four of five goals in our 2020 diversity strategy, which included representation of women, minorities, People of Colour and people with disabilities. Knowing that more is required, we also launched an ambitious Zero Barriers to Inclusion program to be achieved by 2025, building on our strong history of leadership in diversity and inclusion.

•  We were ranked first among all banks and #15 of 5,500 global enterprises in the 2020 Wall Street Journal survey of the 100 Most Sustainably Managed Companies in the World, and were the only Canadian bank to be named to the 2020 World’s Most Ethical Companies list by the Ethisphere® Institute.

•  Delivered on succession plans for critical roles, including the Chief Financial Officer, General Counsel, and Group Head, North American Personal and Business Banking.

Digital first

Achieve top tier digital adoption, protect our customers and deliver meaningful client value through digital solutions

•  We invested in tools to improve digital banking, including making the largest improvement in mobile functionality of any of the Canadian banks (Forrester Research). We delivered government programs, accelerated the launch of several key features, completed the launch of BMO QuickPay, and were the only Canadian financial institution to provide automated bill payment without logging into online or mobile banking.

•  We also increased our use of AI to support the bank in the new remote environment and won a 2020 Artificial Intelligence Excellence Award from Business Intelligence Group for our use of AI to help customers spot and manage potential cash flow concerns.

Simplify work

Simplify, speed up and improve productivity

•  We advanced BMO’s data and analytics platform to build out analytics and robotics capabilities, supporting business initiatives and enabling further gains in efficiency.

•  We won two international Business Transformation and Operational Excellence Industry Awards for the seamless digitization of critical services like Treasury and Payment Solutions, and the transformation of legacy systems that streamlined processes, reduced costs, improved operational risk management and created a better user and customer experience.

Manage risk

Effectively manage resiliency of BMO during COVID-19 pandemic, ensuring the safety of our employees and customers

•  We accelerated our investment in tools that allowed our non-customer facing employees to work safely and efficiently from anywhere and managed the associated operational risk by accelerating testing of team software to ensure security against cybersecurity and other risks.

•  We appropriately provisioned for credit losses, and retained the confidence of investors, analysts, rating agencies and regulators in our risk profile.

62	Bank of Montreal Management Proxy Circular 2021

Generating shareholder value

Shareholder returns

The chart below compares the cumulative value of $100 invested in BMO common shares on October 31, 2015 with the cumulative value of $100 invested in each of two TSX indices for the same period. The chart also compares total compensation awarded to the CEO, the CFO and the three most highly compensated executive officers in each year. NEO compensation has remained relatively flat despite the increase in shareholder returns over the last five years. See page 65 for more information about how Mr. White’s compensation aligns with shareholder returns.

(1)	Cumulative value of $100 invested on October 31, 2015, reflecting the change in share price plus reinvested dividends.
(2)

Includes base salary, annual short-term incentive payment, value of mid-term incentive awards at the time of grant, fair market value of the long-term incentive awards at the time of grant, other compensation and the annual pension service and compensation cost for the NEOs in each year.

(3)

NEOs from 2015 to 2017 were William A. Downe, Thomas E. Flynn and the three most highly compensated executive officers other than the CEO and CFO. In 2019 and 2020, the NEOs were Darryl White, Thomas E. Flynn and the three most highly compensated executive officers other than the CEO and CFO.

Cost of management ratio

In response to a shareholder proposal received in 2005, BMO committed to working with other financial institutions to develop a cost of management ratio to be reported annually. This measure shows that BMO’s executive compensation has remained consistently below 1% of net income after tax.

	2020	2019	2018
Reported net income after tax ($ millions)	5,097	5,758	5,453
Total NEO compensation ($ millions)	31.8	31.7	33.8
Cost of management ratio as a percentage of net income after tax (%)	0.62	0.55	0.62

Total aggregate compensation is the sum of base salary, total variable pay, other compensation and the annual pension service and compensation cost for NEOs.

Bank of Montreal Management Proxy Circular 2021	63

2020 Compensation for the Named Executive Officers

Darryl White,

Chief Executive Officer

Darryl was appointed Chief Executive Officer of BMO in 2017. He chairs the bank’s Executive Committee and serves as a director of BMO Financial Group, as well as its U.S. subsidiary, BMO Financial Corp. Through the Board of Directors, he is accountable to shareholders for defining, communicating and implementing the strategic and operational goals and is responsible for enterprise-wide performance, financial results, including profit and loss, balance sheet and shareholder value metrics, and defining and maintaining a culture of corporate responsibility.

                                           A long-standing community builder with strong ties to the United Way Centraide movement, Darryl has volunteered for these organizations in Montréal, New York, Chicago and Toronto. In 2018, Darryl became Co-Chair of the Inclusive Local Economic Opportunity Roundtable, a partnership between BMO and United Way Greater Toronto that brings together business and community leaders to develop approaches to reduce economic disparity in the region. An advocate for BMO’s efforts to ensure a diverse and inclusive workplace, Darryl serves as Vice-Chair of Catalyst Canada’s Advisory Board and has volunteered with the Advisory Council of Women in Capital Markets. Darryl is a director of Unity Health Toronto, which includes St. Michael’s Hospital, St. Joseph’s Health Centre and Providence Healthcare, and serves as Campaign Cabinet Co-President for the Montréal Children’s Hospital Foundation. Darryl is also a director of the National Hockey League’s Montreal Canadiens and Alpine Canada, the governing body for alpine, para-alpine and ski cross racing in Canada.

2020 Performance

The bank had strong relative performance in an unprecedented year under Mr. White’s leadership:

•	Prioritized support for our customers, employees and the broader community; implementing government financial relief programs for customers and initiatives to safeguard operations for employees
•	Achieved strong relative adjusted operating leverage for the fifth consecutive year at 2.7%, and the adjusted efficiency ratio of 59.8% was an improvement of 570 bps from 2015(1)
•	Executed on major initiatives fueling growth through a number of cost-saving measures and data-driven portfolio choices
•

Recognized as a global leader in sustainability, including the highest rated bank by the Wall Street Journal in its Most Sustainably Managed Companies in the World report, and scoring in the top 10% of banks on the Dow Jones Sustainability Indices

•	Produced our strongest customer loyalty results to date. Ranked #1 in the J.D. Power 2020 Canada Retail Banking Advice Satisfaction Study
•	Advanced the dialogue on social justice and established five-year D&I goals and action plan

2020 Compensation

At the start of the fiscal year, Mr. White’s 2020 total compensation target was set at $10.5 million, made up of $1.0 million in base salary (no change), and a variable pay target of $9.5 million (increased $0.5 million from his 2019 target).

Mr. White was awarded $9.265 million in total direct compensation for 2020 ($1.235 million less than his target compensation). This included $1.0 million in base salary (at target) and $8.265 million in variable pay (87% of target).

The board determined his 2020 variable pay award based on his target compensation and links to performance, including total bank performance against the five key measures tied to the bank’s strategy, and our three-year TSR. The calculated multiplier for variable pay funding based on total bank performance was 89%. After a review of risk and the bank’s performance against a range of other secondary considerations, management recommended and the committee agreed to use its discretion to reduce funding by 2%, to 87% (see page 60).

The committee and the board assessed Mr. White’s performance against his individual goals for the year and did not adjust his award from the funded amount.

71% of Mr. White’s 2020 variable pay is deferred		(Canadian $)	2020	2019	2018
		Fixed pay
		Salary	1,000,000	1,000,000	1,000,000
	◀	Variable pay	8,265,000	8,460,000	7,645,000
		Cash
		Short-term incentive	2,392,500	2,350,000	1,980,000
		Equity (deferred)
		Mid-term incentive – performance share units (PSUs)	4,545,750	4,700,000	4,506,250
		Long-term incentives – stock options	1,326,750	1,410,000	1,158,750
		Total direct compensation	9,265,000	9,460,000	8,645,000

(1)

Results and measures are presented on an adjusted or non-GAAP basis and exclude the impact of certain items as discussed on page 41 of this circular and page 17 of BMO’s 2020 Annual Report. See page 41 of this circular for reported results.

64	Bank of Montreal Management Proxy Circular 2021

29% of Mr. White’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 71% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out. Both stock options and PSUs are adjusted for performance based on increases or decreases in BMO’s share price. PSUs are also adjusted for performance based on BMO’s three-year average adjusted return on equity (ROE) compared to plan.

Target for 2021

Mr. White’s target total compensation was not changed for 2021.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 71% of Mr. White’s 2020 variable pay award is deferred.

The table below shows the total direct compensation of our CEO over the last five fiscal years, and its current value compared with shareholder value. Mr. White was appointed CEO on November 1, 2017.

		Total direct compensation awarded ($)(1)	Annual total direct compensation value as of Dec 31, 2020 ($)	Value of $100
Year	CEO			Period	CEO ($)(2)	Shareholders ($)(3)
2016	William Downe	10,623,750	11,215,757	Oct 31, 2015 to Dec 31, 2020	106	158
2017	William Downe	10,500,000	9,886,727	Oct 31, 2016 to Dec 31, 2020	94	135
2018	Darryl White	8,645,000	8,669,318	Oct 31, 2017 to Dec 31, 2020	100	112
2019	Darryl White	9,460,000	8,090,426	Oct 31, 2018 to Dec 31, 2020	86	109
2020	Darryl White	9,265,000	8,295,406	Oct 31, 2019 to Dec 31, 2020	90	105
Average					95	124
(1)	Includes salary and variable pay awarded at year-end in respect of performance during the year.
(2)	The CEO’s compensation value measured on December 31, 2020 for each $100 awarded in total direct compensation during the fiscal year indicated.
(3)	The cumulative value of $100 invested in BMO shares on the first trading day of the period indicated, assuming reinvestment of dividends.

Share ownership

Mr. White is required to own 8.0 times base salary. He exceeds his share ownership guidelines.

Share ownership as at December 31, 2020
	RSUs		PSUs		DSUs	Shares held privately	Total share ownership	Total as a multiple of base salary
Vested	0		0	57,266	$5,542,265	$2,033,251	$ 7,575,516	7.58
Unvested	0	149,697	$14,487,744		0	0	$14,487,744	14.49
Total	0	149,697	$14,487,744	57,266	$5,542,265	$2,033,251	$22,063,260	22.06

Pension

As part of his employment agreement as CEO with the bank, Mr. White receives an enhanced pension benefit that defines his overall pension arrangement and caps the maximum benefit payable at normal retirement at $1,250,000.

Mr. White participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees.
•	An enhanced pension benefit provided via a bank-funded, non-registered agreement defining his overall pension arrangement, and clarifying his entitlement if there is a change of control.

Mr. White’s overall annual normal retirement pension benefit is:

•

An annual accrual of $125,000 per year of service to a maximum annual pension benefit of $1.25 million, inclusive of any benefits payable from the BMO Canada Pension Plan or any other bank-sponsored pension or retirement savings plans.

•

Pension benefits under the enhanced pension benefit are payable at a normal retirement age of 60. This benefit is reduced by 4% for each year that the retirement precedes age 60 but early retirement cannot occur prior to age 50.

The pensions under both the enhanced pension benefit and the BMO Canada Pension Plan are paid as periodic payments.

Mr. White’s total annual retirement pension benefit accrued to date is $379,858, payable at age 60. This amount will increase with additional years of credited service. See page 77 for more information.

Bank of Montreal Management Proxy Circular 2021	65

Thomas E. Flynn,

Chief Financial Officer

Tom Flynn is Vice Chair and served as BMO Financial Group’s Chief Financial Officer from 2011 to 2020 and Chief Risk Officer from 2008 to 2011. Prior to that, Tom held other leadership positions including Executive Vice President Finance and Treasurer, and Head of the Financial Services Corporate and Investment Banking Group in BMO Capital Markets.

Tom is Chair of the board of Sunnybrook Health Sciences Centre and a director of TELUS. He was previously Chair of the board of both Holland Bloorview Kids Rehabilitation Hospital and Symcor, and was a member of the major individual giving cabinet for the United Way of Greater Toronto.

Tom obtained his MBA and Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at Western University and is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.

2020 Performance

Mr. Flynn’s leadership during COVID-19 was critical to the bank’s performance. He performed well against 2020 priorities including:

•	Achieved strong relative performance versus peers; ranked first on adjusted expense growth and adjusted operating leverage, and third on adjusted revenue(1)
•	Led on several initiatives providing strong operational delivery across the bank on disciplined expense management, management of market volatility, liquidity, capital and balance sheet strength
•	Achieved an increase in the capital ratio despite the challenges of COVID-19
•	Oversaw the successful implementation of a critical phase of a major multi-year technology project revamping the General Ledger

2020 Compensation

Mr. Flynn was awarded $2.705 million in variable pay for 2020.

The committee determined the award based on his target compensation, total bank performance against the five key measures tied to the bank’s strategy, and our three-year TSR. The calculated multiplier for variable pay funding based on total bank performance was 89%. After a review of risk and the bank’s performance against a range of other secondary considerations, management recommended and the committee agreed to use its discretion to reduce funding by 2%, to 87% (see page 60).

The committee assessed Mr. Flynn’s performance against his individual goals for the year and did not adjust his award from the funded amount.

28% of Mr. Flynn’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 72% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out.

72% of Mr. Flynn’s 2020 variable pay is deferred		(Canadian $)	2020	2019	2018
		Fixed pay
		Salary	600,000	600,000	600,000
	◀	Variable pay	2,705,000	2,910,000	2,955,000
		Cash
		Short-term incentive	765,000	820,000	792,000
		Equity (deferred)
		Mid-term incentive – performance share units (PSUs)	1,545,000	1,670,000	1,725,250
		Long-term incentives – stock options	395,000	420,000	437,750
		Total direct compensation	3,305,000	3,510,000	3,555,000

(1)

Results and measures are presented on an adjusted or non-GAAP basis and exclude the impact of certain items as discussed on page 41 of this circular and page 17 of BMO’s 2020 Annual Report. See page 41 of this circular for reported results.

66	Bank of Montreal Management Proxy Circular 2021

Target for 2021

Mr. Flynn’s base salary was not changed for 2021, but his target total variable pay was reduced commensurate with the appointment to his new role as Vice Chair in January 2021.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 72% of Mr. Flynn’s 2020 variable pay award is deferred.

Share ownership

Mr. Flynn exceeds his share ownership guidelines.

Share ownership as at December 31, 2020
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of base salary

5.0	$1,759,364	$0	$5,205,473	$3,786,424	$10,751,261	17.92

Pension

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees.
•	The Executive Supplementary Pension Plan (Supplementary Plan), a bank-funded non-registered arrangement for executives, designated managing directors and designated officers.

Mr. Flynn’s total annual normal retirement pension benefit is:

•

Equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (CPP) entitlement, plus 1.25% of the average of his five highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) multiplied by his years of credited service plus 0.75% of his average pensionable salary multiplied by the years of contributory service, because he has chosen to enhance a portion of his pension benefit by making optional contributions.

•

Payable at age 65 but can be paid up to 15 years earlier on a reduced basis (a reduction of 3% per year for each year that retirement precedes age 60 for the portion of the pension based on service accrued prior to July 1, 2007, and a reduction of 4% per year for each year that retirement precedes age 65 for the portion of the pension based on service accrued after June 30, 2007), subject to legislation, regulations and plan rules.

•	Paid as periodic payments from both the BMO Canada Pension Plan and the Supplementary Plan.

Mr. Flynn’s total annual retirement pension benefit to date is $272,581, payable on an unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 77 for more information.

Bank of Montreal Management Proxy Circular 2021	67

Dan Barclay,

Chief Executive Officer & Group Head, BMO Capital Markets

Dan was appointed CEO & Group Head of BMO Capital Markets in November 2018. In this role, he is responsible for BMO Financial Group’s interactions with corporate, institutional and government clients worldwide. Dan serves on BMO Financial Group’s Executive Committee and chairs BMO Capital Markets’ Operating and Executive committees.

As a proud supporter of the United Way, Dan acted as past co-chair of the BMO Capital Markets Employee Giving Campaign and is a recipient of the Women in Capital Markets Champion of Change Award (2016). He also currently serves as the Chair of the Board of Directors of the Children’s Aid Foundation of Canada.

2020 Performance

Under Mr. Barclay’s leadership, BMO Capital Markets performed well despite the headwinds from COVID-19, including:

•	Achieved strong financial results and a year-over-year adjusted revenue increase of approximately 12%, including record revenue performance in the U.S. increasing 16% year-over-year
•	Expanded electronic trading capabilities with the strategic acquisition of Clearpool Group Inc.
•	Developed and executed on succession plans for key leadership roles

BMO Capital Markets’ performance is shown in the table below.

Variable pay measures(1)	2020 performance(2)		Impact on variable pay
Net income	$1.372 million	Slightly below goal due to higher provision for credit losses on impaired loans and higher expense, partially offset by higher revenues	Operating group (50%): 94%(4) Total bank (50%): 87% (see page 60 for more information)
Revenue growth	11.9%	Above goal
Return on equity	11.7%	Below goal due to higher common shareholders’ equity and lower net income
Efficiency ratio(3)	60.1%	Above goal
(1)

Results and measures are non-GAAP as discussed on page 41 of this circular and on pages 17 and 50 of BMO’s 2020 Annual Report. Adjusted results exclude amortization of acquisition-related intangible assets ($18 million after-tax in 2020) and acquisition-related costs ($11 million after-tax in 2020).

(2)	For compensation purposes, an adjustment was made to BMO Capital Markets’ results for measuring compensation to exclude provisions for credit losses on performing loans.
(3)	Efficiency ratio is calculated as adjusted non-interest expense divided by adjusted total revenue, expressed as a percentage.
(4)

The final performance-adjusted funding amount includes a 6% reduction in calculated results to account for secondary considerations related to the economic environment arising from COVID-19 and its impact on our business.

2020 Compensation

At the beginning of the fiscal year the committee reviewed Mr. Barclay’s 2020 compensation target and increased his total variable pay target to position it more competitively with the market. There was no change to his base salary.

Mr. Barclay was awarded $6.49 million in variable pay for 2020.

The committee determined the award based on his target compensation, the performance of the bank (50%) and of his operating group (50%), and our three-year TSR. The calculated multiplier for variable pay funding based on total bank performance was 89%. After a review of risk and the bank’s performance against a range of other secondary considerations, management recommended and the committee agreed to use its discretion to reduce funding by 2%, to 87% (see page 60).

The committee assessed Mr. Barclay’s performance against his individual goals for the year and did not adjust his award from the funded amount.

68	Bank of Montreal Management Proxy Circular 2021

35% of Mr. Barclay’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 65% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out.

65% of Mr. Barclay’s 2020 variable pay is deferred		(Canadian $)	2020	2019		2018
		Fixed pay
		Salary	600,000	600,000		250,000
	◀	Variable pay	6,490,000	5,900,000		4,375,000
		Cash
		Short-term incentive	2,260,000	—	(1)	1,531,250
		Equity (deferred)
		Mid-term incentive – performance share units (PSUs)	3,380,000	4,725,000		2,593,750
		Long-term incentives – stock options	850,000	1,175,000		250,000
		Total direct compensation	7,090,000	6,500,000		4,625,000
(1)

In 2019, given the performance of the group against annual goals, Mr. Barclay offered and the committee agreed that 100% of his award would be allocated into PSUs and stock options, which are adjusted for performance again before they are paid out; 0% was allocated to cash bonus.

Target for 2021

Mr. Barclay’s target total direct compensation was not changed for 2021.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 65% of Mr. Barclay’s 2020 variable pay award is deferred.

Share ownership

Mr. Barclay exceeds his share ownership guidelines.

Share ownership as at December 31, 2020
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of target total direct compensation

1.0 of target total direct compensation	$361,377	$2,788,392	$8,411,206	$0	$11,560,975	1.54

Pension

Mr. Barclay participates in the BMO Nesbitt Burns Employee Retirement Plan, on the same basis as other BMO Nesbitt Burns employees. As a participant, he is required to contribute 2% of his earnings to an annual maximum of $2,000 and the bank contributes 3% of his earnings to an annual maximum of $3,500. The bank will match 100% of additional voluntary contributions equal to 2% of his earnings to a maximum of $2,000 per year. See page 78 for more information.

Bank of Montreal Management Proxy Circular 2021	69

Cameron Fowler,

Chief Strategy & Operations Officer

Cameron (Cam) Fowler is the Chief Strategy and Operations Officer. In this role, Cam is accountable for mobilizing efforts across the bank to enhance both our medium term strategic focus and our near-term performance. His mandate also includes amplifying our brand and stakeholder impact, while focusing our strategic planning and investments on key areas of future growth, including our digital agenda. Cam is a member of the BMO Financial Group Executive Committee and Chair of the bank’s Operating Committee. He also serves as BMO’s Executive Diversity Champion.

Cam is a member of the Board of Directors of BMO Financial Corp., CivicAction, the Centre for Addiction and Mental Health Foundation (CAMH). He is Co-Chair of the Major Banks Campaign for the United Way of Greater Toronto and has served as a past Chair of the Executive Council of the Canadian Bankers Association, Moneris Solutions and the Enbridge Ride to Conquer Cancer. Cam, who was named one of Canada’s Top 40 Under 40, has a BA (Honours) from Queen’s University and received his MBA from the London Business School at the University of London (UK).

2020 Performance

Mr. Fowler was President, North American Personal & Business Banking for four months before transitioning to his current role of Chief Strategy & Operations Officer. He delivered strong results against 2020 priorities including:

•	Led the Strategic Response Operating Committee to drive an enterprise approach to the bank’s operational response to COVID-19
•	Accelerated digital and digital penetration and a delivery pipeline of digital capabilities that enhance customer experience, including BMO QuickPay, BMO Insights, AI CashFlow and Google Pay
•	Achieved the highest customer service ratings and service levels in BMO contact centre history
•	Led the review and refresh of our mid-term strategic goals
•	Co-chaired the Leadership Committee on Inclusion & Diversity, a steering body to Zero Barriers to Inclusion 2025

2020 Compensation

Upon appointment to his new role, the committee reviewed Mr. Fowler’s 2020 compensation target and increased his total variable pay target to position it more competitively with the market. There was no change to his base salary.

Mr. Fowler was awarded $4.27 million in variable pay for 2020.

The committee determined the award based on his target compensation, total bank performance against the five key measures tied to the bank’s strategy, and our three-year TSR. The calculated multiplier for variable pay funding based on total bank performance was 89%. After a review of risk and the bank’s performance against a range of other secondary considerations, management recommended and the committee agreed to use its discretion to reduce funding by 2%, to 87% (see page 60).

The committee assessed Mr. Fowler’s performance against his individual goals for the year and did not adjust his award from the funded amount.

33% of Mr. Fowler’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 67% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out.

67% of Mr. Fowler’s 2020 variable pay is deferred		(Canadian $)	2020	2019	2018
		Fixed pay
		Salary	600,000	600,000	600,000
	◀	Variable pay	4,270,000	4,310,000	4,400,000
		Cash
		Short-term incentive	1,390,000	1,370,000	1,400,000
		Equity (deferred)
		Mid-term incentive – performance share units (PSUs)	2,310,000	2,350,000	2,400,000
		Long-term incentives – stock options	570,000	590,000	600,000
		Total direct compensation	4,870,000	4,910,000	5,000,000

70	Bank of Montreal Management Proxy Circular 2021

Target for 2021

Mr. Fowler’s target total direct compensation was not changed for 2021.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 67% of Mr. Fowler’s 2020 variable pay award is deferred.

Share ownership

Mr. Fowler exceeds his share ownership guidelines.

Share ownership as at December 31, 2020
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of base salary

5.0	$1,065	$0	$7,441,811	$2,101,931	$9,544,807	15.9

Pension

Mr. Fowler participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees.
•	The Executive Supplementary Pension Plan (Supplementary Plan), a bank-funded non-registered arrangement for executives, designated managing directors and designated officers.

Mr. Fowler’s total annual normal retirement pension benefit is:

•

Equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (CPP) entitlement, plus 1.25% of the average of his five highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) multiplied by his years of credited service.

•

Pension attributed to the BMO Canada Pension Plan and the Supplementary Plan is payable at age 65 but can be paid up to 10 years earlier on a reduced basis (a reduction of 4% per year for each year that retirement precedes age 65), subject to legislation, regulations and plan rules.

•	The portion paid from the BMO Canada Pension Plan and the Supplementary Plan, paid as periodic payments.

Mr. Fowler’s total annual retirement pension benefit to date is $71,554 payable on an unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 77 for more information.

Bank of Montreal Management Proxy Circular 2021	71

David R. Casper,

U.S. Chief Executive Officer, BMO Financial Group, Chair and Chief Executive Officer,

BMO Harris Bank N.A. and Group Head, North American Commercial Banking

David is responsible for the overall performance of BMO Financial Corp., BMO Harris Bank N.A. and their subsidiaries. Additionally, he has responsibility for BMO Financial Group’s North American Commercial Banking business, which includes the bank’s Treasury and Payment Solutions group. He is also responsible for ensuring effective governance across all BMO U.S. operations. David is a member of BMO Financial Group’s Executive Committee, and he chairs BMO’s U.S. Management Committee.

David began his career with BMO Financial Group working at Harris Bank in Chicago. In his most recent role, David led the commercial banking business for BMO Harris Bank as Executive Vice-President and Head of Commercial Banking. Prior to that, from 2006 to 2010, David served as Executive Managing Director and Co-Head, Investment & Corporate Banking U.S. for BMO Capital Markets. In this role, he was responsible for coordinating the investment and corporate banking activities of the U.S. industry sector and product groups.

David currently serves on the Board of Directors for the Chicago Public Library Foundation, Start Early (formerly the Ounce of Prevention Fund), the United Way of Metro Chicago, Northwestern Medical Group, Milwaukee’s Summerfest, Sentry Insurance Company, the Civic Federation and World Business Chicago. He is also the Board Chair for Kids First Chicago. He is a member of the Civic Committee of the Commercial Club of Chicago and the Trustees Committee of the Chicago Community Trust.

A Wisconsin native, David received a Masters of Management Degree from Kellogg Graduate School of Management at Northwestern University and a BA (AB) from Dartmouth College.

2020 Performance

Mr. Casper delivered strong results against 2020 priorities including:

•	Consistent and strong financial performance, despite higher provisions for credit losses related to COVID-19
•	Oversaw the consolidation of Canadian business banking operations into personal and commercial banking units
•	Strengthened cross-border payment capabilities improving efficiencies and customer experience
•	Customer loyalty scores in all segments achieved goals
•	Played active role in the launch of BMO EMpower, our new five-year, US$5 billion commitment aimed at addressing key barriers faced by minority businesses, communities and families in the U.S.

U.S. P&C performance is shown in the table below.

Variable pay measures(1)	2020 performance (US$)(2)		Impact on variable pay
Net income	$1.220 million	Above goal	Operating groups (50%): 90%(4) Total bank (50%): 87% (see page 60 for more information)
Revenue growth	1.6%	Above goal
Return on equity	10.7%	Above goal
Efficiency ratio(3)	54.6%	Above goal
(1)

Results and measures are non-GAAP as discussed on page 41 of this circular and on page 17 and 42 of BMO’s 2020 Annual Report. Adjusted results exclude the amortization of acquisition-related intangible assets (US$30 million after-tax in 2020).

(2)	For compensation purposes, an adjustment was made to U.S. P&C’s results for measuring compensation to exclude provision for credit losses on performing loans.
(3)	Efficiency ratio is calculated as adjusted non-interest expense divided by adjusted total revenue, expressed as a percentage.
(4)

Includes a 6% reduction in calculated results to account for Canadian personal and commercial banking performance as well as secondary considerations related to the economic environment arising from COVID-19 and its impact on our businesses.

2020 Compensation

Mr. Casper was awarded $3.33 million in variable pay for 2020.

The committee determined the award based on his target compensation, the performance of the bank (50%) and of his operating group (50%), and our three-year TSR. The calculated multiplier for variable pay funding based on total bank performance was 89%. After a review of risk and the bank’s performance against a range of other secondary considerations, management recommended and the committee agreed to use its discretion to reduce funding by 2%, to 87% (see page 60).

The committee assessed Mr. Casper’s performance against his individual goals for the year and did not adjust his award from the funded amount.

72	Bank of Montreal Management Proxy Circular 2021

27% of Mr. Casper’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 73% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out.

73% of Mr. Casper’s 2020 variable pay is deferred		(US $)	2020	2019	2018
		Fixed pay
		Salary(1)	600,000	600,000	550,000
	◀	Variable pay	3,330,000	3,670,000	2,950,000
		Cash
		Short-term incentive	900,000	990,000	815,000
		Equity (deferred)
		Mid-term incentive – performance share units (PSUs)	2,100,000	2,310,000	1,840,000
		Long-term incentives – stock options	330,000	370,000	295,000
		Total direct compensation	3,930,000	4,270,000	3,500,000
(1)	$600,000 effective November 1, 2018

Target for 2021

Mr. Casper’s target total direct compensation was not changed for 2021.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 73% of Mr. Casper’s 2020 variable pay award is deferred.

Share ownership

Mr. Casper exceeds his share ownership guidelines.

Share ownership as at December 31, 2020
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of base salary

5.0	$2,396,466	$0	$8,657,776	$3,043,947	$14,098,189	17.5

Pension

Mr. Casper participates in the following defined contribution savings plans:

•	the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (401(k) Savings Plan).
•	the BMO Financial Corp. Non-Qualified Savings Plan (Non-Qualified Savings Plan).

The bank annually contributes 2% of his earnings (subject to annual statutory limits on earnings established by the IRS). He may elect to make voluntary contributions up to 25% of his earnings and the bank will match 100% of voluntary contributions equal to 5% of his earnings (subject to annual statutory limits on contributions and earnings established by the IRS). The BMO Financial Corp. Non-Qualified Savings Plan provides similar benefits on earnings between the statutory earnings limit and $500,000.

Mr. Casper has also accrued defined benefit pension benefits in the following plans:

•

the Employees’ Retirement Plan of the Bank of Montreal/Harris (Harris Qualified Plan) in the final average earnings grandfathered provisions, which is a company plan frozen to future benefit service as of February 28, 2017.

•	the Harris Retirement Benefit Replacement Plan (Harris Non-Qualified Plan), also frozen as of February 28, 2017.

Mr. Casper’s total annual normal retirement pension benefit is:

•

equal to 2% of his final average earnings (subject to certain limits) multiplied by his pre-July 1, 1995 service, plus 1.7% of his final average earnings (subject to certain limits) multiplied by his post-June 30, 1995 service less an offset for a Social Security entitlement.

•

no future benefit service will be received after February 28, 2017. Future pay increases will be reflected in the final average earnings benefit after that date. The 35-year service cap applicable to the Harris Qualified Plan was reached by Mr. Casper on July 31, 2013.

•	the Harris Non-Qualified Plan provides for benefits in excess of statutory compensation limits for the Harris Qualified Plan.
•	the portion paid from the Harris Qualified Plan is paid as either periodic payments or in a lump sum. The portion from the Harris Non-Qualified Plan is paid in a lump sum.

His total annual retirement pension benefit to date is $631,382, payable on an unreduced basis at age 62. This amount will increase with additional earnings. See pages 77 and 78 for more information.

Bank of Montreal Management Proxy Circular 2021	73

Executive Compensation Tables

and other Financial Information

Summary compensation table

The table below shows the compensation for the NEOs in each of the last three fiscal years.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option based awards ($)(1)(2)	Annual incentive plans ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
Darryl White Chief Executive Officer	2020	1,000,000	4,545,750	1,326,750	2,392,500	1,818,920	3,000	11,086,920
	2019	1,000,000	4,700,000	1,410,000	2,350,000	1,386,790	3,000	10,849,790
	2018	1,000,000	4,506,250	1,158,750	1,980,000	1,476,234	3,000	10,124,234
Thomas E. Flynn Chief Financial Officer	2020	600,000	1,545,000	395,000	765,000	157,914	0	3,462,914
	2019	600,000	1,670,000	420,000	820,000	127,314	0	3,637,314
	2018	600,000	1,725,250	437,750	792,000	132,423	0	3,687,423
Dan Barclay Chief Executive Officer & Group Head, BMO Capital Markets	2020	600,000	3,380,000	850,000	2,260,000	5,500	3,000	7,098,500
	2019	600,000	4,725,000	1,175,000	0	5,500	3,000	6,508,500
	2018	250,000	2,593,750	250,000	1,531,250	6,356	3,000	4,634,356
Cameron Fowler Chief Strategy & Operations Officer	2020	600,000	2,310,000	570,000	1,390,000	66,728	3,000	4,939,728
	2019	600,000	2,350,000	590,000	1,370,000	51,291	3,000	4,964,291
	2018	600,000	2,400,000	600,000	1,400,000	55,405	3,000	5,058,405
David R. Casper U.S. Chief Executive Officer, BMO Financial Group, Chair and Chief Executive Officer, BMO Harris Bank N.A. Group Head and North American Commercial Banking	2020	806,460	2,722,335	427,796	1,209,690	48,616	0	5,214,896
	2019	797,400	3,066,525	491,175	1,315,710	50,262	0	5,721,072
	2018	708,290	2,445,176	392,026	1,049,557	269,278	0	4,864,327

Cash compensation paid in U.S. dollars has been converted into Canadian dollars using an average exchange rate for each fiscal year: US$1.00 = C$1.3441 in 2020, US$1.00 = C$1.3290 in 2019 and US$1.00 = C$1.2878 in 2018.

Equity awards granted in U.S. dollars have been converted into Canadian dollars using the November month-end spot rate for each fiscal year: US$1.00 = C$1.29635 in 2020, US$1.00 = C$1.3275 in 2019 and US$1.00 = C$1.3289 in 2018.

(1)

The option-based and share-based awards reported are the most recently approved, rather than those 12 months in arrears. The amounts shown are the values on the grant date in each of the 2020, 2019 and 2018 calendar years. The table does not show the value of option-based and share-based awards granted to each of the NEOs in fiscal 2018, November 1, 2017 to December 31, 2017. Equity awards granted in U.S. dollars have been converted into Canadian dollars using the November month-end spot rate for 2017: US$1.00 = C$1.2902.

•	The value of options granted during this period was: Mr. White: $700,000, Mr. Flynn: $300,000, Mr. Barclay: $275,000, Mr. Fowler: $375,000, and Mr. Casper: $322,250.
•	The value of share-based awards during this period was: Mr. White: $3,500,000, Mr. Flynn: $1,800,000, Mr. Barclay: $2,215,000, Mr. Fowler: $2,235,000, and Mr. Casper: $1,999,810.

(2)

In 2019, BMO changed its valuation methodology to a five-year average value. A third-party consultant prepared an estimate of the value of the options for 2020, which was reviewed by BMO’s market risk group. The consultant used a binomial pricing model, a commonly used valuation method, and gave key assumptions to determine option fair value: historic dividend yield: 4.25%, historic share price volatility: 17.77%, risk free rate of return: 0.75% and option term: 10 years. Based on these assumptions, the compensation value of each option granted to the NEOs in December 2020 is $13.11 per option. For accounting purposes, the option value methodology and assumptions used are consistent with the guidance in International Financial Reporting Standard 2, Share-Based Payments. For options granted in 2020, a binomial option pricing model was used with the following assumptions: expected dividend yield: 4.9%, expected share price volatility: 20.6% to 20.7%, risk free rate of return: 1.0% and expected period until exercise: 6.5 years – 7.0 years. Based on these assumptions, the weighted-average value of each option granted in December 2020 is approximately $10.75 per option. For the options granted in December 2019, resulted in a compensation value of $15.22, and an accounting value of $9.46.

(3)

Executives can defer a portion of their short-term cash incentive award and receive deferred share units (DSUs) instead. Of the NEOs listed, Mr. White elected to defer 75% of his 2018 short-term cash incentive award into DSUs.

(4)

Pension value includes the current service cost and the impact of differences between actual compensation and compensation estimated for actuarial purposes (see pages 77 and 78 for information about the pension plans and obligations). The pension value for Mr. Casper includes contributions to the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris effective March 1, 2017 and the Non-Qualified Savings Plan. Under the BMO Harris Defined Benefit Plan, he has reached his 35-year maximum service cap.

(5)

These amounts represent the bank’s contributions to the NEOs under the employee share purchase programs, plus the total value of perquisites and benefits where they are above $50,000, or 10% of the total annual salary (whichever is lower).

74	Bank of Montreal Management Proxy Circular 2021

Outstanding option-based awards and share-based awards

The following tables show the value of the outstanding option-based and share-based awards for each NEO as of October 30, 2020.

		Option-based awards
Name	Grant date	Number of securities underlying unexercised options	Option exercise price(1)	Option expiration date	Value of unexercised in-the-money options(2)	Value of options exercised(3)
Darryl White	16-Dec-2013	17,312	$68.60	16-Dec-2023	$185,758
	15-Dec-2014	15,876	$78.09	15-Dec-2024	$19,686
	14-Dec-2015	44,960	$77.23	14-Dec-2025	$94,416
	19-Dec-2016	46,440	$96.90	19-Dec-2026	$0
	18-Dec-2017	40,919	$100.63	18-Dec-2027	$0
	17-Dec-2018	80,559	$89.90	17-Dec-2028	$0
	16-Dec-2019	92,639	$101.47	16-Dec-2029	$0
Total		338,705			$299,860	$0
Thomas E. Flynn	16-Dec-2013	39,359	$68.60	16-Dec-2023	$422,322
	15-Dec-2014	17,288	$78.09	15-Dec-2024	$21,437
	14-Dec-2015	19,423	$77.23	14-Dec-2025	$40,788
	19-Dec-2016	18,212	$96.90	19-Dec-2026	$0
	18-Dec-2017	17,537	$100.63	18-Dec-2027	$0
	17-Dec-2018	30,434	$89.90	17-Dec-2028	$0
	16-Dec-2019	27,595	$101.47	16-Dec-2029	$0
Total		169,848			$484,547	$0
Dan Barclay	14-Dec-2015	19,063	$77.23	14-Dec-2025	$40,032
	19-Dec-2016	16,694	$96.90	19-Dec-2026	$0
	18-Dec-2017	16,076	$100.63	18-Dec-2027	$0
	17-Dec-2018	17,381	$89.90	17-Dec-2028	$0
	16-Dec-2019	77,199	$101.47	16-Dec-2029	$0
Total		146,413			$40,032	$0
Cameron Fowler	16-Dec-2013	5,941	$68.60	16-Dec-2023	$63,747
	15-Dec-2014	9,605	$78.09	15-Dec-2024	$11,910
	14-Dec-2015	16,186	$77.23	14-Dec-2025	$33,991
	19-Dec-2016	20,033	$96.90	19-Dec-2026	$0
	18-Dec-2017	21,921	$100.63	18-Dec-2027	$0
	17-Dec-2018	41,714	$89.90	17-Dec-2028	$0
	16-Dec-2019	38,764	$101.47	16-Dec-2029	$0
Total		154,164			109,648	$0
David R. Casper	16-Dec-2013	18,578	$68.60	16-Dec-2023	$199,342
	15-Dec-2014	12,819	$78.09	15-Dec-2024	$15,896
	14-Dec-2015	19,211	$77.23	14-Dec-2025	$40,343
	19-Dec-2016	22,418	$96.90	19-Dec-2026	$0
	18-Dec-2017	18,855	$100.63	18-Dec-2027	$0
	17-Dec-2018	27,255	$89.90	17-Dec-2028	$0
	16-Dec-2019	32,271	$101.47	16-Dec-2029	$0
Total		151,407			$255,581	$0

(1)	The option exercise price is equivalent to the closing market value of BMO common shares on the trading day immediately preceding the date of grant.
(2)

The value of unexercised in-the-money options equals the difference between the grant price of the options and the closing price of the shares on the TSX on October 30, 2020 ($79.33). This includes options that have not yet vested or cannot be exercised because they are subject to price condition hurdles that have not been reached.
(3)	The value of options exercised is the proceeds received in fiscal 2020 from the exercise of options granted in previous years, before deductions for taxes and commissions.

Bank of Montreal Management Proxy Circular 2021	75

		Share-based awards
Name	Grant date	Plan	Number of shares or units that have not vested	Market or payout value of unvested share-based awards not paid out or distributed	Number of shares or units that have vested(4)	Market or payout value of vested share- based awards not paid out or distributed(5)
Darryl White	14-Dec-2015	Awarded DSU			12,441	$986,973
	19-Dec-2016	Awarded DSU			11,985	$950,756
	18-Dec-2017	Awarded DSU	13,966	$1,107,949
	18-Dec-2017	PSU	39,770	$3,154,928
	17-Dec-2018	PSU	49,516	$3,928,081
	16-Dec-2019	PSU	48,453	$3,843,765
		Deferred DSU			18,099	$1,435,799
Total			151,705	$12,034,723	42,525	$3,373,528
Thomas E. Flynn	14-Dec-2012	Awarded DSU			7,842	$622,122
	16-Dec-2013	Awarded DSU			6,793	$538,903
	15-Dec-2014	Awarded DSU			6,590	$522,758
	14-Dec-2015	Awarded DSU			6,687	$530,498
	19-Dec-2016	Awarded DSU			5,654	$448,562
	18-Dec-2017	Awarded DSU	5,028	$398,861
	18-Dec-2017	PSU	15,340	$1,216,901
	17-Dec-2018	PSU	18,957	$1,503,894
	16-Dec-2019	PSU	17,216	$1,365,764
Total			56,541	$4,485,420	33,566	$2,662,843
Dan Barclay	18-Dec-2017	RSU	25,169	$1,996,619
	17-Dec-2018	RSU	28,501	$2,260,962
	16-Dec-2019	PSU	48,711	$3,864,211
Total			102,381	$8,121,792	0	$0
Cameron Fowler	15-Dec-2014	Awarded DSU			3,970	$314,915
	14-Dec-2015	Awarded DSU			5,443	$431,801
	19-Dec-2016	Awarded DSU			6,146	$487,567
	18-Dec-2017	Awarded DSU	5,866	$465,339
	18-Dec-2017	PSU	20,453	$1,622,535
	17-Dec-2018	PSU	26,372	$2,092,071
	16-Dec-2019	PSU	24,226	$1,921,882
Total			76,917	$6,101,827	15,559	$1,234,283
David R. Casper	14-Dec-2015	Awarded DSU			6,411	$508,609
	19-Dec-2016	Awarded DSU			6,151	$487,958
	18-Dec-2017	Awarded DSU	5,037	$399,570
	18-Dec-2017	PSU	17,592	$1,395,549
	17-Dec-2018	PSU	26,868	$2,131,456
	16-Dec-2019	PSU	31,613	$2,507,859
		Deferred DSU			13,427	$1,065,198
Total			81,110	$6,434,434	25,989	$2,061,765

(4)

The number of shares or units that have vested represents: i) aggregate annual cash bonuses the NEO voluntarily elected to defer into DSUs, ii) awarded DSUs that have vested, and iii) the dividend equivalents earned as additional DSUs.

(5)	The value of outstanding shares or units for DSUs, RSUs and PSUs is based on the closing price of a BMO common share on the TSX on October 30, 2020 ($79.33). The value of PSUs assumes no performance adjustment. The market or payout value of vested share-based awards not paid out or distributed represents: i) aggregate annual cash bonuses the NEO voluntarily elected to defer into DSUs, ii) awarded DSUs that have vested, and iii) the dividend equivalents earned as additional DSUs.

76	Bank of Montreal Management Proxy Circular 2021

Incentive plan awards – Value vested or earned

The table below shows the value of option-based awards, share-based awards and non-equity incentive plan compensation that vested or was earned in fiscal 2020.

Name	Option-based awards – value vested during the year ($)(1)	Share-based awards – value vested during the year ($)(2)	Non-equity incentive plan compensation – value earned during the year ($)(3)
Darryl White	$656,603	$5,311,432	$2,392,500
Thomas E. Flynn	$279,219	$2,355,395	$765,000
Dan Barclay	$271,205	$1,539,255	$2,260,000
Cameron Fowler	$244,351	$2,723,146	$1,390,000
David R. Casper	$286,764	$2,886,881	$1,209,690
(1)

The value of stock options that vested during the fiscal year is based on the difference between the grant price of the options and the closing price of a BMO common share on the TSX on the vesting date.

(2)

The value of share-based awards that vested during the fiscal year includes dividend equivalents earned on these awards during the period. Share-based awards are valued using a 20-day volume-weighted average of a BMO common share on the TSX calculated as at December 1, 2020 for RSU awards and a 10-day average of a BMO common share on the TSX calculated as at December 1, 2020 for

DSU awards. At vesting, the PSU awards received by Mr. White, Mr. Flynn, Mr. Fowler and Mr. Casper paid out at 100%, reflecting the bank’s three-year adjusted return on equity of 13.8%, compared to a target level of 13%.
(3)

The non-equity incentive plan compensation value earned during the year represents the annual cash incentive awards for 2020 and includes the full amount of the annual cash bonus even if a portion was voluntarily deferred into DSUs. Mr. Casper’s amount has been converted into Canadian dollars using an average exchange rate of US$1.00 = C$1.3441 in 2020.

Retirement benefits

Defined benefit pension plan table

Four of the NEOs participate in a defined benefit pension plan sponsored by the bank. Mr. Barclay participates in the Nesbitt Burns Employee Retirement Plan which is a defined contribution plan. The table below shows the pension benefits under the defined benefit pension plans, including the annual pension payable to the NEOs for three pension-eligibility time frames – year-end, estimated at normal retirement and estimated at age 65 – and accrued obligations determined on a defined benefit basis.

		Annual benefits payable ($)(1)(2)
Name	Number of years credited service	At year-end(3)	At normal retirement(4)	At age 65	Accrued obligation at start of year ($)(5)	Compensatory change ($)(6)	Non- compensatory change ($)(6)	Accrued obligation at year-end ($)(5)
Darryl White	4.00	379,858	1,250,000	1,250,000	3,677,204	1,818,920	507,675	6,003,799
Thomas E. Flynn	27.92	272,581	256,237	358,070	4,058,297	157,914	327,411	4,543,622
Cameron Fowler	11.78	71,544	163,580	163,580	737,783	66,728	81,061	885,572
David R. Casper	38.58	631,382	688,832	688,832	8,902,696	0	976,786	9,879,482
(1)	Annual benefits payable include all pension entitlements from the bank.
(2)	All annual benefits shown for Mr. Flynn, Mr. Fowler and Mr. Casper reflect earnings as of October 30, 2020.
(3)	Annual benefits payable reflect the pension benefit earned as at year-end and do not reflect the reductions of benefits applied in the event of early retirement.
(4)

A portion of Mr. Flynn’s pension is unreduced at age 60, while the remainder of his pension is unreduced at a normal retirement age of 65. The amount shown for Mr. Flynn is the amount payable at age 60.

(5)

Accrued obligation is the present value of the accrued benefit, calculated using the same actuarial assumptions and methods used to calculate the pension liabilities set out in Note 21 of the consolidated financial statements. The assumptions reflect a best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other corporations. Also, if an NEO is entitled to a lump sum payment on retirement, the lump sum payment may be significantly different compared to the accrued obligation due to differences between the lump sum assumptions (which depend on economic conditions at the time of retirement) and the assumptions used to prepare the consolidated financial statements.
(6)

Compensatory change consists mainly of the service cost (the present value of the additional benefit earned during the year by virtue of accruing service) and differences between actual compensation and compensation estimated for actuarial purposes. Non-compensatory change includes interest on the obligation and changes in assumptions, changes in exchange rates, non-compensatory plan experience (such as retirement behaviour other than as expected) and employee contributions.

Bank of Montreal Management Proxy Circular 2021	77

Defined contribution pension plan table

The table below describes the defined contribution pension from the BMO Nesbitt Burns Employee Retirement Plan for Mr. Barclay and the company contributions to the Employees’ 401(k) Savings Plan and Non-Qualified Savings Plan of Bank of Montreal/Harris for Mr. Casper.

Name	Defined Contribution Pension Accumulated Value at start of year ($)	Compensatory ($)(1)		Defined Contribution Pension Accumulated Value at year-end ($)
Dan Barclay	120,061	5,500		130,120
David R. Casper	3,672,404	48,616	(2)	4,166,197
(1)

The compensatory amount includes only the bank’s contributions to the BMO Nesbitt Burns Employee Retirement Plan on behalf of Mr. Barclay and to the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris and the BMO Financial Corp. Non-Qualified Savings Plan of Bank of Montreal/Harris on behalf of Mr. Casper. Both plans provide “above market investment earnings” and the amounts for Mr. Casper were converted at the exchange rate outlined in the notes to the summary compensation table. The BMO Nesbitt Burns Employee Retirement Plan requires a participant to contribute 2% of their earnings to an annual maximum of $2,000 and the bank contributes 3% of their earnings to an annual maximum of $3,500. The bank matches 100% of additional voluntary contributions equal to 2% of the participant’s earnings to a maximum of $2,000 per year. The Employees’ 401(k) Savings Plan of Bank of Montreal/Harris provides a 2%

contribution of the participant’s earnings to maximum earnings of $285,000 in 2020 and the bank matches 100% of additional contributions equal to 5% of their earnings (maximum of $285,000 in 2020). The BMO Financial Corp. Non-Qualified Savings Plan provides a core contribution of 2% of earnings above the 401(k) limit of $285,000 to a maximum of $500,000 and for a match of 100% of additional contributions equal to 5% of salary in excess of the limit up to $500,000 or $215,000 in 2020.
(2)

Mr. Casper’s accumulated values have been converted into Canadian dollars using the spot rate of US$1.00 = C$1.3165 at October 31, 2019 and US$1.00 = C$1.3319 at October 30, 2020. The compensatory value has been converted into Canadian dollars using the average exchange rate of US$1.00 = C$1.3441 at fiscal 2020 year-end.

Termination and change of control benefits

The table below explains how the components of the executive compensation program for the NEOs are treated under five termination scenarios, and where applicable the incremental payment.(1)

Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change of control
Base pay (salary)	Ceases immediately	Ceases immediately	Severance paid as a lump sum or salary continuation	Ceases upon voluntary retirement	No incremental payment
Short-term incentive plan (bonus)	Forfeited	Forfeited	As negotiated	Pro-rated for the year	No incremental payment
Bank mid-term incentive plan (RSUs and PSUs)	Forfeited	Forfeited	Normal vesting and payout dates apply Units are forfeited if non-solicit or non-compete provisions are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply Units are forfeited if non-solicit or non- compete provisions are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply
Long-term incentive plan (stock options)	All options are cancelled	All options are cancelled	All vested options expire the earlier of normal expiry or 90 days after termination. If non-solicit or non-compete provisions are breached, all options are cancelled. However, if employee is at retirement age, the retirement provisions apply instead	Normal expiry for all options for retirement on or after January 1, 2020. For retirements prior to that, all options expire at the earlier of five years from retirement or normal expiry. If non-solicit or non-compete provisions are breached, all options are cancelled	Upon termination other than for cause within 24 months after change of control, all options become fully vested and will expire within 90 days
(1)	Mr. White and Mr. Barclay have employment agreements that specify their termination and change of control benefits:
•	For Mr. White, there is no incremental payment on resignation, termination with cause or retirement. His payment on termination without cause equals two years of credited service plus a severance payment of two times target total cash. He receives a payment on change of control if he is terminated without cause within 24 months of the change of control. The payment is the same as he receives on termination without cause. Termination without cause includes voluntary termination within 24 months of a change of control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom they report, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location.

•	For Mr. Barclay, there is no incremental payment on resignation, termination with cause, change of control or retirement. His payment on termination without cause is 18 months of the average total compensation received during the three fiscal years preceding termination.

78	Bank of Montreal Management Proxy Circular 2021

Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change of control
Deferred share units (DSUs)	Units are redeemed if vested, otherwise forfeited	Units are redeemed if vested, otherwise forfeited(2)	Units are redeemed if vested, otherwise forfeited	Units are redeemed	Units remain outstanding
BMO Canada Pension Plan Executive Supplementary Pension Plan	No incremental payment	No incremental payment

No incremental payment from the BMO Canada Pension Plan

For Supplementary Plan, prior to age 55, bonus-related pension provision (1.25% of best average earnings less the average pensionable salary, multiplied by Canadian credited service) is payable

				No incremental payment	No incremental payment(3)
BMO Nesbitt Burns Employee Retirement Plan Employees’ Retirement Plan of Bank of Montreal/Harris Employees’ 401(k) Savings Plan of Bank of Montreal/Harris	No incremental payment	No incremental payment	No incremental payment	No incremental payment	No incremental payment
Benefits	None	None	None	None	None
Perquisites	Cease	Cease	Subject to negotiation	Cease	No incremental payment
(2)	All DSUs granted on or after December 2013 that are vested are subject to forfeiture on termination with cause.
(3)

Mr. White is entitled to an enhanced pension benefit provided via a bank-funded, non-registered agreement defining his overall pension arrangement which, on a change of control entitles him to $250,000.

The table below shows the estimated incremental payments to each NEO at, following, or in connection with each of the termination scenarios below as at October 30, 2020(1). The table below includes severance amounts for those NEOs whose severance payments are governed by written employment agreements, but does not include amounts to which an NEO may be entitled under common law or civil law.

Name	Type of payment	Resignation ($)	Termination with cause ($)	Termination without cause ($)	Retirement (early or normal) ($)	Change of control ($)(2,3)
Darryl White	Total cash severance	0	0	7,500,000	0	7,500,000
	Stock options	0	0	0	0	0
	Pension	0	0	250,000	0	250,000
	Total	0	0	7,750,000	0	7,750,000
(1)

The estimated incremental benefit calculations assume the NEO ceased to be an employee on October 30, 2020. Values are based on the closing price of a BMO common share on the TSX on October 30, 2020 ($79.33). Incremental payments in U.S. dollars have been converted at US$1.00 = C$1.3441

•	Severance payments for Messrs. White, Barclay and Fowler are governed by employment agreements. Mr. White’s termination without cause includes voluntary termination by the executive within 24 months of a change of control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom they report, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location.
•	Stock option values shown are the in-the-money amount of options vesting earlier than normal. Accelerated vesting of all stock options would occur if the

NEO’s employment terminates, other than for cause, within 24 months of the change of control and all options expire within 90 days thereafter. Options do not vest automatically on a change of control without termination of employment.

•	Pension payments for Mr. White are governed by his employment agreement. Payments for Mr. Flynn and Mr. Fowler are governed by the BMO Canada Pension Plan and the Executive Supplementary Pension Plan, Mr. Barclay by the BMO Nesbitt Burns Employee Retirement Plan and Mr. Casper by the Employees’ Retirement Plan of the Bank of Montreal/Harris.
(2)

Severance payments upon a termination without cause would be governed by the applicable law in the jurisdiction that applies to the NEO, whether or not following a change of control. Any statutory benefits have not been included in the table.

Bank of Montreal Management Proxy Circular 2021	79

Name	Type of payment	Resignation ($)	Termination with cause ($)	Termination without cause ($)	Retirement (early or normal) ($)	Change of control ($)(2,3)
Thomas E. Flynn(4)	Total cash severance	0	0	0	0	0
	Stock options	0	0	0	0	0
	Pension	0	0	0	0	0
	Total	0	0	0	0	0
Dan Barclay	Total cash severance	0	0	7,762,500	0	7,762,500
	Stock options	0	0	0	0	0
	Pension	0	0	0	0	0
	Total	0	0	7,762,500	0	7,762,500
Cameron Fowler	Total cash severance	0	0	4,400,000	0	4,400,000
	Stock options	0	0	0	0	0
	Pension	0	0	22,089	0	0
	Total	0	0	4,422,089	0	4,400,000
David R. Casper	Total cash severance	0	0	0	0	0
	Stock options	0	0	0	0	0
	Pension	0	0	0	0	0
	Total	0	0	0	0	0
(3)

For the definition of a change of control for the stock option plan, refer to page 78. For the purposes of the enhanced pension benefit for Mr. White, a change of control is the result of a merger, amalgamation, consolidation of operations or purchase of the bank. The enhanced pension benefit requires a change of control and termination without cause in order for severance payments to be made.

(4)

Mr. Flynn transitioned to a Vice Chair role on January 1, 2021, at which time he ceased to be in an executive officer role. His target compensation was reduced and he became entitled to severance on a termination without cause equal to two times his new salary and short-term incentive.

Additional information about the long-term incentive plans

Stock option plans

The bank’s stock option plan is the only compensation plan that the bank issues equity securities under. No options remain outstanding under the Marshall & Ilsley (M&I) stock option plans BMO assumed when it acquired M&I.

Shareholders approved the stock option plan in 1995, and approved an amendment to increase the number of shares that may be issued under the plan at the annual meeting of shareholders on March 31, 2020.

In 2020, the board amended the plan to require shareholder approval for amendments that reduce or delete the range of amendments subject to shareholder approval, preclude vesting within the first year following grant and confirm that stock appreciation rights are subject to the same restrictions on amendments as options. None of these changes required shareholder approval under the terms of the amendment provisions of the plan.

Dilution impact of long-term incentive plan

At any time, there are a number of options available to be issued, plus options outstanding that have not yet been exercised. These are known as overhang. To reduce the future dilutive effects stock options have on share value, the committee has established a guideline limiting overhang to 7.5% or less of the total number of issued and outstanding shares. The bank also monitors the outstanding number of options (dilution) and the number of options issued each year (burn rate).

The table below shows these key measures, and the management of stock option awards to minimize the dilutive effect on shareholders.

	Measure (shown as a % of issued and outstanding shares as of October 30, 2020)(1)
	2020	2019	2018
Overhang the total number of options available to be issued, plus all options outstanding that have not yet been exercised, expressed as a percentage of 646,542,126, the total number of issued and outstanding shares at the end of the fiscal year	3.10%	1.34%	1.49%
Dilution the number of options issued but not exercised, expressed as a percentage of the total number of issued and outstanding shares at the end of the fiscal year	1.00%	0.96%	0.95%
Burn rate the number of stock options granted in the applicable fiscal year, expressed as a percentage of the weighted-average number of outstanding shares for the applicable fiscal year	0.15%	0.15%	0.11%
(1)	Includes options granted under the bank’s stock option plan as well as those assumed under the M&I stock option plans.

80	Bank of Montreal Management Proxy Circular 2021

Securities authorized for issuance under the equity compensation plans

The following table shows (at October 30, 2020):

•	shares to be issued when outstanding options under the stock option plan are exercised;
•	remaining number of shares available for issue under the stock option plan.

Shareholders have approved all equity compensation plans that involve issuing shares.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column)
Equity compensation plans approved by the security holders	6,446,110	$81.50	13,575,259
Equity compensation plans not approved by the security holders	nil	nil	nil
Total	6,446,110	$81.50	13,575,259

Bank’s stock option plan – Issuance limits

Eligibility	Options granted to employees of the bank and its affiliates (including employees on a temporary leave of absence) at the committee’s discretion.

Maximum number of shares issuable	84,200,000 shares (representing 13.02% of issued and outstanding shares as at October 30, 2020).

Currently issued (dilution)	6,446,110 shares issuable upon exercise of outstanding options (representing 1% of the bank’s issued and outstanding shares as at October 30, 2020).

Available for issue	13,575,259 shares remaining available for issuance (representing 2.10% of the bank’s issued and outstanding shares as at October 30, 2020).

Other limits

The number of shares issuable to insiders, at any time, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding shares.

The number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding shares.

The maximum number of shares reserved for issuance under options to any one participant cannot exceed 5% of the shares then issued and outstanding.

Committee guideline (overhang)	The committee adopted a guideline that the total number of options available for issue, plus all options outstanding that have not yet been exercised, should be 7.5% or less of the total number of the bank’s issued and outstanding shares.

Bank’s stock option plan – Conditions

Maximum term	Expires 10 years from date of grant. If the expiry falls during a bank trading blackout period, the term is extended to the fifth business day after the blackout period is lifted. Any option holder who is a U.S. taxpayer is excluded from this provision.

Exercise price	Equal to the closing price of the shares on the TSX on the trading day immediately preceding the date of grant.

Vesting and exercise of options

Stock options must vest before they can be exercised. Stock options granted on or after December 2013 vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Options granted prior to December 2013 vest in equal tranches over a four-year period starting from their grant date. Options cannot vest prior to the first anniversary of the grant date.

Beginning in 2013, the committee may outline different vesting terms in the participant’s award acknowledgement.

The committee has full discretion to determine the number of options to be granted in the form of standard options and those with growth in share price conditions.

Expiry of options

Options expire on the tenth anniversary of the grant date. For retirements, death or long-term disability prior to January 2020, options will expire the earlier of the tenth anniversary of the grant date and the fifth anniversary of the date of retirement, death or long-term disability.

Options are forfeited if a participant resigns or is terminated for cause. For termination without cause, the participant may exercise outstanding exercisable options within 90 days of termination. All remaining options are then forfeited.

Transfer/assignment	Only by will or under succession laws.

Forfeiture on detrimental act committed while employed	All or a portion of a former executive’s vested and non-vested options may be forfeited if it is discovered that they committed an act detrimental to the bank while they were still employed by the bank.

Forfeiture on competition	Options may be forfeited where a retired participant or participant on permanent disability competes with the bank or solicits the bank’s employees or customers, or when a participant who was terminated without cause solicits the bank’s employees or customers.

Stock appreciation rights	The plan permits the granting of stock appreciate rights (SARs) in lieu of or in tandem with option grants on substantially the same terms as options except that the market price on exercise shall be the weighted average trading price of the shares for the five trading days prior to exercise. On exercise, SARs entitle the holder to receive a cash payment equal to any increase in the market price of a share from the date of grant to the exercise date. No SARs are outstanding.

Bank of Montreal Management Proxy Circular 2021	81

Change of control	If an executive is terminated (other than for cause) within 24 months of a change of control, the executive’s options vest immediately and the executive has 90 days to exercise.

Plan changes

The committee or Board of Directors may amend, modify or terminate the plan at any time as long as any changes do not decrease entitlements that have accrued prior to the date of change.

Shareholders must approve the following changes:

(i) increasing the number of shares reserved for issue under the plan;

(ii) reducing the exercise price of an award (the cancellation or termination of an award of a plan participant prior to its expiry date for the purpose of re-issuing awards to the same plan participant shall be treated as an amendment to reduce the exercise price of an award);

(iii) extending the term of an award beyond the expiry date (except where an expiry date would have fallen within a blackout period of the bank);
(iv) extending eligibility to participate in the plan to non-employee directors;
(v) allowing options or stock appreciation rights to be transferred other than for normal estate settlement purposes;
(vi) extending the expiry date of an option beyond 10 years from its grant date (except where an expiry date would have fallen within a blackout period of the bank);
(vii) allowing awards, other than options and stock appreciation rights, to be made under the plan;
(viii) deletion of or reduction to the range of amendments which require shareholder approval under the plan.
Amendments which may be made without shareholder approval include: amendments of a “housekeeping” nature, the addition of covenants of the bank to protect participants, adjustments to outstanding options in the event of certain corporate transactions, specifying practices for applicable withholding taxes, a change to the vesting provisions of an option and a change to the termination provisions of an option, which does not involve extending the term of the option beyond its original expiry date.

Exercise process	(i) Executives open a BMO brokerage account.

(ii) When the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin.

(iii)  When the executive has elected to sell all or some of the shares issued after exercising the options, the brokerage firm retains a portion of the sale proceeds to cover the strike price, applicable commissions and taxes and debit interest.

(iv) When any executive has elected to hold the shares issued after exercising the options, he or she must pay the strike price, applicable commissions and taxes and debit interest.
An executive may also elect to surrender their in-the-money options a day prior to expiry in exchange for shares equivalent in value to the in-the-money amount.

Clawback

Up to 100% of the benefit associated with an executive’s unexercised options may be clawed back, if through the executive’s misconduct or gross negligence in managing risk, BMO or BMO Financial Corp. suffers a consequential financial or reputational loss or is required to restate its financials.

Up to 100% of the benefit received from exercising stock options in the past 36 months may be clawed back if there is a financial restatement or misconduct, as per bank policy.

BMO Capital Markets variable compensation plan – Key features

Eligibility	BMO Capital Markets employees (excluding the BMO Capital Markets CEO)

Form of award	Cash or restricted share units (RSUs)

Pool funding

A global pool is established based on a fully expensed model driven on Net Income before Bonus and Taxes.

The pool incorporates a BMO Capital Markets ROE measure.

The pool is fully adjusted for actual loan losses (excluding provisions on performing loans), and may also be adjusted to reflect other considerations such as risk and total bank performance.

Form of award(1)

Individual awards are apportioned between cash and RSUs, based on the nature of the role and compensation level.

The cash portion can be voluntarily deferred into DSUs.

All material risk-taking employees in BMO Capital Markets receive at least 40% of their incentive award in RSUs. See page 83 for more information on material risk-taking employees.

RSU terms

•  Value of the RSUs is based on the share price.

•  Vest and pay out either, a) in instalments over a period of three years or, b) at the end of three years.

•  Earn dividend equivalents as additional RSUs.

•  Non-vested units are forfeited on resignation.

•  Continue to vest upon retirement or termination without cause, subject to a non-compete provision and/or non-solicit provision.

•  Non-vested RSUs are forfeited if a participant committed an act while employed with the bank that would have led to termination for cause.

Clawback

Cash, RSUs and DSUs paid out in the past 36 months may be clawed back if there is a financial restatement, and if there is or could be significant financial or reputational harm to the bank by employee misconduct or negligence in managing risk, as per bank policy.

Payouts of RSU equity awards may be reduced or eliminated based on information that would have negatively impacted the size of an award when it was granted.

(1)	For BMO Capital Markets employees whose awards are governed by the Capital Requirements Directive (CRD) IV, the structure of awards aligns with those prescribed by legislation.

82	Bank of Montreal Management Proxy Circular 2021

Other financial information

This section of the management proxy circular includes information about compensation plans and employees with the ability to expose the bank to material amounts of risk (material plans and material risk-taking employees) and is consistent with the Basel Committee Pillar 3 Disclosure Requirements and FSB Principles and Standards for Sound Compensation Practices.

The committee is accountable for establishing and approving compensation policies and philosophies for BMO Financial Group’s material plans and employees. Its overall approach is consistent with the approach it applies to executive compensation, with appropriate modifications to comply with requirements in local jurisdictions:

•	Tie variable pay awards and payouts to the bank’s objectives, business performance targets, shareholder returns, and risk profiles.
•	Consider individual performance and adherence to BMO’s Code of Conduct when determining variable pay.
•	Require material risk-taking employees to defer a portion of their variable pay.

(See Executive compensation starting on page 39 for information about executive compensation and the committee’s role.)

Material plans

The committee annually approves the criteria for identifying material plans and the resulting list of material plans, after receiving input from the bank’s Risk, Audit, Finance, Human Resources and Compliance groups.

Three elements are considered when determining whether a compensation plan is deemed material:

•	whether the compensation plan includes material risk-taking employees
•	the total annual compensation spend of the plan
•	based on the judgment of the Enterprise Compensation Oversight Committee.

The committee also approves:

•	The list of material plans.
•	Annual funding for the variable pay pools, after review by the management oversight committees and CEO.
•	Changes to material plans, after review by the management oversight committees and CEO (see page 46 for more information about the management oversight committees).

Material risk-taking employees

The committee has approved the following criteria for identifying material risk-taking employees:

•	All Senior Vice-Presidents and above in the bank.
•	Certain roles in BMO Capital Markets, Corporate Treasury and BMO Insurance that could have a material impact on the bank’s risk.

The following standards apply to the compensation of material risk-taking employees:

•	Non-financial metrics (such as risk limits exceeded, misconduct, unsatisfactory audit reports) are consolidated in performance assessments and compensation decisions.
•	Variable pay reflects pay for performance and appropriate risk measures.
•	Deferred compensation for this group is at least 40% of their total variable pay.

Compensation tables for material risk-taking employees

Cash compensation paid has been converted into Canadian dollars at an average rate of exchange of US$1.00 = C$1.3441, £1 = C$1.7275, 1 HKD = C$0.1731 and 1 euro = C$1.5203 in fiscal 2020, and US$1.00 = C$1.3290, £1 = C$1.6916, 1 HKD = C$0.1696 and 1 euro = C$1.4914 in fiscal 2019.

Equity awards granted have been converted into Canadian dollars using the November month-end spot rate of US$1.00 = C$1.29635, £1 = C$1.729979, 1 HKD = C$0.167224 and 1 euro = C$1.548684 in fiscal 2020, and US$1.00 = C$1.3275, £1 = C$1.7169, 1 HKD = C$0.1696 and 1 euro = C$1.4625 in fiscal 2019.

Bank of Montreal Management Proxy Circular 2021	83

Total direct compensation awarded in fiscal 2020 and 2019

	2020		2019
Category(1)	Senior Executives	Other material risk-takers	Senior Executives	Other material risk-takers
Number of employees	11	146	13	148
Total fixed pay (non-deferred) ($)	7,106,460	51,820,411	7,747,400	52,922,815
Total variable pay
Cash (non-deferred) ($)	11,240,990	85,878,003	11,401,710	69,822,915
Cash (deferred) ($)	750,000	1,487,751	230,000	1,956,517
Share-based (deferred) ($)	23,058,085	96,316,256	35,043,025	104,218,740
Option-based (deferred) ($)	5,575,746	7,340,178	6,532,175	8,323,717
Total variable pay ($)(2)	40,624,821	191,022,188	53,206,910	184,321,889
Total direct compensation ($)	47,731,281	242,842,599	60,954,310	237,244,704
(1)	Employees who have left the bank during the year are included in these categories. Senior Executives are the bank’s most senior executives.
(2)	Total variable pay represents the total of cash (excluding fixed compensation), share-based and option-based.

Deferred compensation outstanding and paid out in fiscal 2020 and 2019

	2020		2019
Category	Senior Executives	Other material risk-takers	Senior Executives	Other material risk-takers
Cash
Vested	0	1,565,141	0	1,548,255
Unvested	0	2,659,977	0	1,052,859
Share-based(1)(2)
Vested	18,667,727	29,351,026	28,104,046	46,445,547
Unvested	63,435,850	203,437,403	95,141,549	276,413,216
Option-based(1)(3)
Vested	5,422,858	8,079,426	24,554,734	27,630,488
Unvested	0	0	5,788,264	7,013,477
Paid in the fiscal year	20,986,958	87,691,810	34,731,356	125,463,570
(1)	Based on the closing price of a BMO common share on the TSX on October 30, 2020 ($79.33) and October 31, 2019 ($97.50).
(2)	The value of vested and unvested share-based awards equals the number of outstanding units on October 30, 2020 multiplied by the closing share price.
(3)

The value of vested and unvested in-the-money options is equal to the difference between the grant price of the options and the closing share price on October 30, 2020. Vested options include options that have vested and cannot be exercised because they have not met the price condition hurdles.

Outstanding share-based and option-based awards are subject to implicit adjustments (share price fluctuation) and explicit adjustments (i.e., risk adjustments, clawback or forfeiture). In 2020 and 2019, no reductions were taken due to explicit adjustments and there were no implicit reductions.

Other compensation paid

In 2020, severance payments of $42.9 million were agreed to for 15 material risk takers, and $42.7 million was paid out to 27 material risk takers. In 2019, severance payments of $32.3 million were agreed to for 13 material risk takers, and $23.0 million was paid out to 24 material risk takers. These amounts do not include cash bonuses paid in each year. The severance payments awarded were aligned with common law practice. No Senior Executive received or was awarded severance in fiscal 2020 or 2019.

In 2020, the bank paid $3.8 million in sign-on payments to four material risk takers and $15.5 million in guaranteed bonuses to seven material risk takers. In 2019, the bank paid $20.3 million in sign-on payments to four material risk takers and $8.1 million in guaranteed bonuses to one material risk taker.

Information about the highest severance awarded for 2020 and 2019 has been disclosed to OSFI on a confidential basis.

84	Bank of Montreal Management Proxy Circular 2021

OTHER INFORMATION

Related party transactions

The Audit and Conduct Review Committee’s Charter sets out its responsibilities for:

(i)	overseeing the effectiveness of self-dealing identification and procedures established by management for related and affected parties and monitoring compliance with applicable laws;
(ii)

reviewing and approving as considered appropriate practices to identify related party transactions that could have a material effect on the stability or solvency of the bank, and the measurement criteria and benchmarks for permitted related party transactions;

(iii)	reviewing and, if advisable, approving the terms and conditions of related party loans that exceed established benchmarks; and
(iv)	reviewing reports to the Audit and Conduct Review Committee on related and affected party transactions.

For the fiscal year ending October 31, 2020, BMO’s Chief Compliance Officer advised the Audit and Conduct Review Committee there were no transactions that required reporting to or approval of the Audit and Conduct Review Committee, and certified the effectiveness of the procedures used by the bank and its designated subsidiaries for identifying and monitoring related and affected party transactions to comply with applicable laws.

Indebtedness

As at January 31, 2021, we were not aware of any current or former directors, nominated directors, executive officers and employees, or any of their respective associates, having outstanding loans to BMO or our subsidiaries other than routine indebtedness. We were also not aware of any outstanding loans to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by BMO or our subsidiaries.

We do not make personal loans to our directors and executive officers, as defined by the United States Sarbanes-Oxley Act of 2002, unless the loans meet the requirements of this law.

The table below presents the indebtedness of anyone who is, or was during the most recently completed fiscal year, a director or executive officer of BMO, a nominated director of BMO, or an associate of any of these persons, except routine indebtedness as defined in securities legislation and indebtedness that has been repaid entirely at the date of this circular. We are not required to disclose routine indebtedness as Canadian securities laws define it.

Name and principal position	Involvement of bank or subsidiary	Largest amount outstanding during fiscal year ended October 31, 2020	Amount outstanding as at January 31, 2021	Financially assisted securities purchases during fiscal year ended October 31, 2020	Amount forgiven during fiscal year ended October 31, 2020
Sharon Haward-Laird General Counsel	Bank of Montreal (lender)	$423,991.84	$421,850.87 (a)	—	$0
Steve Tennyson Chief Technology & Operations Officer	Bank of Montreal (lender)	$4,000,000.00	$3,959,939.36 (b)	—	$0
(a)	A conventional 5-year closed fixed-rate mortgage with the rate of 3.49% and a maturity date of February 1, 2024. Secured by secondary property.
(b)	A collateral 5-year closed fixed-rate mortgage installment with the rate of 1.62% and a maturity date of October 16, 2025. Secured by residence.

The table below shows total employee loans outstanding to us or our subsidiaries at January 31, 2021:

To us or our subsidiaries
Total indebtedness (other than routine indebtedness)	$ 18,170,689.74

Bank of Montreal Management Proxy Circular 2021	85

Insurance

We pay for liability insurance for our directors and officers to provide coverage in circumstances where we do not, or are not permitted to, indemnify our directors and officers for their acts and omissions.

Coverage is $300,000,000, has no deductible, and we renew the coverage annually. We paid a net premium of $1.75 million to renew the coverage in 2021.

Normal course issuer bid

BMO’s previous normal course issuer bid (NCIB) expired on June 2, 2020. On February 25, 2020, the bank announced its intention, subject to the approval of OSFI and the Toronto Stock Exchange, to establish a new NCIB that would permit the bank to purchase for cancellation up to 12 million common shares over a 12-month period, commencing on or about June 3, 2020. As previously noted and in light of OSFI’s announcement on March 13, 2020, that all share buybacks by federally regulated financial institutions should be halted for the time being, the bank put the renewal process on hold.

You can ask us for a free copy of the notices filed with the TSX in respect of BMO’s previous NCIBs by contacting us directly:

Bank of Montreal

Corporate Secretary’s Department

100 King Street West

1 First Canadian Place, 21st Floor

Toronto, Ontario, Canada M5X 1A1

Telephone: 416-867-6785

Fax: 416-867-6793

Email: corp.secretary@bmo.com

Board mandate

The Board of the Bank is responsible for supervising the management of the business and affairs of the Bank. In carrying out these responsibilities and discharging its obligations, the Board will, either directly or through its committees, perform the duties set out in this Board Mandate and such other duties as necessary or appropriate, including:

1.	Culture of Integrity
1.1	approving and monitoring compliance with BMO’s Code of Conduct; and
1.2

satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

2.	Governance
2.1

providing stewardship and using its collective expertise, skills, experiences and competencies, to probe, provide proactive, timely, objective and thoughtful guidance to, and oversight of, senior management;

2.2	developing the Bank’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines;
2.3	establishing appropriate structures and procedures to allow the Board to function independently of management;
2.4	establishing Board committees, appointing Board committee chairs and approving their respective charters to assist the Board in carrying out its duties and responsibilities;
2.5

evaluating, on a regular basis, the Board, its committees and individual directors, and reviewing the size, composition and policies of the Board and its committees with a view to the effectiveness, contribution, skills and independence of the Board and its members;

2.6	approving the Bank’s Board Approval/Oversight Guidelines, which set out the roles and responsibilities of the Board and management; and
2.7

overseeing the process pursuant to which the Office of the Superintendent of Financial Institutions (“OSFI”) is to be promptly notified of any potential changes to the membership of the Board and senior management.

86	Bank of Montreal Management Proxy Circular 2021

3.	Strategic Planning Process
3.1

overseeing the Bank’s strategic planning process and annually approving a strategic plan, which takes into account, among other things, the opportunities and risks of the Bank’s business, its risk appetite, levels of capital and liquidity, emerging trends, and the competitive environment in the industry;

3.2	supervising the implementation and effectiveness of the Bank’s approved strategic and operating plans taking into consideration its risk appetite framework;
3.3

reviewing, approving and monitoring performance against the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and

3.4	reviewing and approving all major initiatives, corporate decisions and transactions, as well as applicable funding transactions.

4.	Risk Management, Internal Controls and Organizational Structure
4.1	overseeing that processes are in place to identify the principal risks of the Bank’s businesses and requiring the implementation of appropriate systems to measure and manage these risks;
4.2	reviewing and approving at least annually the Risk Appetite Framework (as defined in the Risk Review Committee charter);
4.3	monitoring risk management activities for sufficient independence, status and visibility;
4.4

reviewing and approving at least annually significant policies and practices that require respect for, and compliance with, applicable legal, regulatory and internal requirements and obtaining reasonable assurance about the Bank’s compliance;

4.5	overseeing the Bank’s internal controls and management information systems and monitoring their integrity and effectiveness;
4.6	reviewing reports provided by management on the effectiveness of internal control over financial reporting;
4.7	reviewing and approving at least annually the Bank’s organizational structure; and
4.8	satisfying itself, to the extent feasible, that the Chief Executive Officer and other executive officers promote an appropriate and sound risk culture throughout the organization.
5.	Communications and Public Disclosure
5.1	reviewing and approving the Bank’s significant disclosure documents including financial statements;
5.2

approving the Bank’s disclosure policy that provides for timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;

5.3	periodically assessing the Bank’s Shareholder Engagement Policy and monitoring feedback received from the Bank’s stakeholders; and
5.4

overseeing a process whereby shareholders and other stakeholders may communicate directly with the Bank’s independent directors through the Chair of the Board by furnishing publicly available instructions in the Bank’s management proxy circular and/or on its website.

6.	Evaluation and Succession Planning
6.1

overseeing the Bank’s succession planning processes including the appointment, training, compensation and performance assessment of the Chair of the Board, Board committee chairs, independent directors, the Chief Executive Officer and other senior executives as well as the heads of the oversight functions;

6.2

establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer, monitoring progress against those expectations and dismissing and replacing the Chief Executive Officer as necessary;

6.3	approving the selection criteria for new directors, nominating directors for election, appointing Board committee members, and reviewing the independence of directors; and
6.4

establishing expectations and responsibilities of the Chair of the Board, the Chief Executive Officer, the chairs of each committee of the Board and other directors, which includes the approval of the position descriptions for each of the foregoing.

7. Definitions

“Bank” means Bank of Montreal and as the context requires, subsidiaries of the Bank.

“Board” means the Board of Directors of Bank of Montreal.

Updated August 25, 2020

Bank of Montreal Management Proxy Circular 2021	87

SHAREHOLDER PROPOSALS

Harrington Investments, Inc. (Harrington), 1001 2nd Street, Suite 325, NAPA, California 94559, submitted the following proposal for your vote. Harrington’s supporting comments, and the bank’s response, are set out in full below.

Proposal No. 1

Whereas, the Intergovernmental Panel on Climate Change, issued a dire warning in October 2018 that global warming emissions are accelerating, and we are in the midst of a series of escalating climate events, imperiling life on the planet;

Whereas, by late September 2020, wildfires had burned more than 6.6 million acres of the Western United States and killed dozens of people, as a direct result of climate change; and

Whereas, the Intergovernmental Panel concluded that to avoid the environmental abyss, we will have to cut the emission of global warming gasses 45% from 2010 levels in which we now have only 11 years left to make this happen;

Whereas, our bank has noted on climate that “The overall impact of a financial institution of our size can be significant. This is an important issue for BMO, especially as we consider how we can best support the transition to a lower-carbon economy while acknowledging the ongoing importance of Canada’s energy sector and supporting our clients in that sector.”

Whereas, BMO acknowledges significant fossil fuel financing in its 2019 Climate Report “Lending in support of carbon-related assets in 2019 was approximately $14.7 billion and represents 3.3% of our total lending portfolio.” However, another analysis (Banking on Climate Change: Fossil Fuels Finance Report Card 2020) identified BMO financing of fossil fuels in excess of $22 billion in 2019 and totaling over $82 billion from 2016 through 2019;

Whereas, our bank has committed to supporting renewable energy, and to purchasing carbon offsets to be carbon neutral on greenhouse gas emissions due to its infrastructure (buildings and transportation), but has not yet demonstrated an intent to neutralize the carbon footprint of its portfolio;

Whereas, according to BMO’s website: “It is the Bank’s intention to avoid direct financing for any project or transaction that involves exploration or development in the Arctic National Wildlife Reserve (ANWR).”

Resolved: Shareholders request that our Board of Directors issue a report, at reasonable expense and excluding proprietary information, describing a clear plan to make the greenhouse gas footprint of our company, including our portfolio on lending practices, carbon neutral. In doing so, it should describe the process of curtailing or transforming the bank’s financing of the fossil fuels sector.

Supporting statement

Numerous public agencies and local governments in North America have taken legislative action to restrict the extraction and transportation of fossil fuels to prevent potential catastrophic climate events and increasing danger to the health and safety of the public. Banking on Climate Change identified our bank making fossil fuel loans to companies engaged in oil, gas and coal.

While our bank has made public comments on its website of its intention to avoid future financing in the ANWR, there is as yet nothing in our governance or “policies” to restrict lending bank capital to businesses that produce, explore for or transport fossil fuels.

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE BMO ALREADY PROVIDES SUCH A REPORT WHICH IS ALIGNED TO FINANCIAL INDUSTRY CLIMATE CHANGE BEST PRACTICE.

The board respectfully requests shareholders to vote AGAINST this proposal because it is unnecessary given BMO’s current plans and existing disclosure, and because the proposal equates carbon neutrality to global ambitions toward a net zero world. BMO is carbon neutral across its own operations and has been since 2010. Carbon neutrality for scope 3 financed emissions is not a reasonable or appropriate objective for achievement of the Paris

Agreement goals as there would not be enough offsets in the world to effectively offset global emissions. Financing innovation and supporting clients in the transition to a lower carbon economy is the best path for climate action to achieve emissions reduction goals.

BMO is committed to adoption of leading industry practices, including as evidenced by our joining of the Partnership for Carbon Accounting Financials (PCAF), ongoing work to integrate the recommendations of the Task Force on Carbon Related Financial Disclosures (TCFD) into our disclosure and risk management

88	Bank of Montreal Management Proxy Circular 2021

processes, as well as our adoption of the UN Principles for Responsible Banking.

In terms of the proposal’s specific request for BMO to “describe the process of curtailing or transforming the bank’s financing of the fossil fuels sector”, BMO’s 2020 Climate Report https://our-impact.bmo.com/reports/ provides full disclosure of our lending to carbon related assets (3% of net loans and acceptances) and oil & gas (2.7% of net loans and acceptances), in line with recommendations of the TCFD. There is no need to create an additional report as sought by the Proposal. As detailed in the Climate Report, BMO is actively developing strategies aligned with global best practices for the financial sector on climate. The report details how BMO has achieved and maintained carbon neutrality since 2010. We have set and met three successive multi-year emissions reduction targets since 2008. In 2020, we set and achieved a goal to match 100% of our global electricity usage with electricity produced from renewable sources. In 2021 we will set a new science-based emissions reduction target for our own operations. We are pursuing innovative approaches to manage climate-related financial risk and are taking concrete action to implement the recommendations of the TCFD across our businesses, including through the development of sophisticated approaches to climate change scenario analysis.

Contrary to the suggestion of the proposal, BMO has in place an environmental and social risk management approach which includes restrictions, enhanced due diligence processes, and evaluation of climate risk. Sector specific requirements apply in relation to the energy sector, including expectations around the consideration of climate related transition risk and the sustainability engagement of borrowers. All of these matters are addressed in our existing climate and sustainability reporting, making the additional reporting sought in the Proposal redundant and unnecessary.

Our approach to climate action and disclosure is continually evolving to achieve a leadership position in the financial sector. In 2020 BMO became a signatory to the Partnership for Carbon Accounting Financials (PCAF), an industry-led partnership established to develop and implement a harmonized approach to financed emission quantification. The PCAF methodology was only finalized in November of 2020. This work provides a critical starting point for leading financial institutions like BMO to define climate strategies. These strategies will leverage our role in the economy to promote a net zero future, including working with our clients on climate adaptation and transition, leveraging sustainable finance to support climate action, and adopting climate risk approaches that improve our understanding of climate risk and opportunity.

We are actively engaged in climate action through sustainable finance and responsible investment. In 2020 BMO joined a group of asset managers representing over $9 trillion in assets under management (AUM) to launch the Net Zero Asset Managers initiative. As part of the initiative, we have committed to work in partnership with asset owner clients on decarbonisation goals, consistent with an ambition to reach net zero emissions by 2050 or sooner across all assets under management. We have also committed to set an interim target for the proportion of assets to be managed in line with the attainment of net zero emissions by 2050 or sooner and to review the interim target at least every five years, with a view to ratcheting up the proportion of AUM covered until 100% of assets are included.

In 2019 we pledged to mobilize $400 billion in sustainable finance by 2025, including $150 billion in financing for clients pursuing sustainable outcomes. This $150 billion will include bringing sustainable and transition finance products to market, helping our clients finance the investments they need to make in their businesses to transition to a lower-carbon future. Our $250 million Impact Investment Fund will see us partner with businesses to drive innovation that mitigates climate change, manages risk and embraces opportunities for growth. As noted in our 2020 Sustainability Report, since 2019 we have provided $45.7 billion in capital to companies pursuing sustainable objectives related to climate and the environment. We are deeply committed to financing renewable energy opportunities and investing to grow the share of renewable energy over the period of global transition.

Climate change is a core element of our award-winning sustainability disclosure program, which has brought recognition for BMO as being among the top 100 Most Sustainably Managed Companies in the World by the Wall Street Journal and within the Global 100 Most Sustainable Corporations of Corporate Knights, among others. Our complete 2020 Sustainability Report, which includes our Climate Report can be found here: https://our-impact.bmo.com/reports/.

While the work we have done is substantial, we are continually advancing our approach to climate action, adopting and implementing innovative approaches, strategies and best practices. This process is an ongoing journey and BMO remains at the forefront of the banking industry in our approach to climate risk, opportunity and disclosure.

Given our commitments, our current reporting and extensive disclosure, there is no value in an additional report.

For each of these reasons, the board recommends a vote AGAINST this proposal.

Bank of Montreal Management Proxy Circular 2021	89

Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montréal, Québec, H2X 1X3 submitted the following proposals. An English translation and MÉDAC’s supporting comments are set out in full below. MÉDAC has agreed not to submit these shareholder proposals to a vote. The bank has agreed with MÉDAC to include these shareholder proposals in the circular for informational purposes only. They are not part of the formal business of the meeting.

Proposal No. 2

Purpose and commitment

It is proposed that the Board of Directors and management precisely define the purpose of the Bank of Montreal as an organization and that a committee of the Board be tasked with monitoring the implementation of policies, undertakings and initiatives implemented to give effect to this new strategic direction, particularly in terms of health, the environment, human resources and stakeholder relations.

Supporting statement

In August 2019, the Business Roundtable, an association whose membership is comprised of the executives of major American corporations, published a statement to the effect that the purpose of a company cannot be limited solely to the pursuit of profit; it must consider all the stakeholders that may be affected by its business activities: customers, employees, suppliers, communities and shareholders. Without social utility, a company loses its reason to exist.

The purpose of a company refers to the role it intends to play in society beyond mere economic activity. According to Jean-Dominique Senard, CEO of Renault, “Purpose makes it possible to connect the past with the present. It is a company’s DNA. It has no economic significance, but rather is a matter of vision and meaning [translation]1.” Essentially, it is “the contribution a company wishes to make to the main social, societal, environmental and economic issues in its field of activity by involving its key stakeholders.”

Although many companies have taken a number of positive steps in this direction over the years, a reading of the various institutional reports does not reveal a purpose that would meet the definition referred to above. Furthermore, there is no committee of the Board with a mandate to coordinate all actions bringing about the chosen purpose. More specifically, such a committee would have to:

•	prepare and inform the work of the Board as regards the implementation of policies, undertakings and initiatives implemented by the Bank of Montreal
•	as part of its strategic direction, particularly in terms of health, the environment and human resources (sic);
•	engage with the various stakeholders about the progress made towards such goals and report on its meetings to the Board;
•	review the extra-financial accountability and control systems as well as the main results of the extra-financial information published by the Bank of Montreal; and
•	inform the shareholders on the various issues raised by its work.

For such a vision of purpose to become concrete reality and not remain a mere marketing slogan, it is important for it to be reflected tangibly in an institution’s governance practices.

In conclusion, it should be recalled that, for an increasing number of investors, organizations without social utility lose their reason to exist.

BMO’s Response

As a bank with a 203-year history BMO has always had a purpose. In June 2019 the bank unveiled and launched its Purpose to Boldly Grow the Good in Business and in Life, along with bold commitments for a thriving economy, a sustainable future and inclusive society. As the Purpose is foundational to the bank and its strategy, which the board as a whole oversees, it is appropriate to reflect this in its charter, even though committees focus more deeply on particular Purpose goals and disclosure. For this reason, we will amend our board charter to include a specific reference to Purpose, and we will amend the charter of the Governance & Nominating Committee, which includes all of the board and committee chairs, to provide that it will review reports on the performance of the bank against its Purpose and report on them to the board.

1

Jean-Dominique Senard: “Le sens et le pourquoi nourrissent la motivation,” Les Échos, June 8, 2018 https://business.lesechos.fr/directions-generales/innovation/innovation-sociale/0301754783119-jeandominique-senard-president-de-michelin-le-sens-et-le-pourquoi-nourrissent-la-motivation-321483.php

90	Bank of Montreal Management Proxy Circular 2021

Proposal No. 3

Virtual meetings and shareholder rights

It is proposed that the Board of Directors adopt a policy setting out the rules for holding virtual annual meetings.

Supporting statement

Over the past year, banks and several other organizations have, because of the pandemic, made use of new teleconferencing technologies to hold their annual general meetings. While cognizant that organizations were often using these new technologies for the first time, MÉDAC, like other individuals or organizations submitting shareholder proposals or wishing to make comments or suggestions at these virtual meetings, unfortunately experienced problems that limited the extent of their participation.

More specifically, our view of 2020 virtual annual meetings was as follows: “We unfortunately did not have the right to speak at these meetings. In fact, it was impossible for shareholders to take the microphone during these virtual meetings. The only ones who spoke at these meetings were [corporate] representatives, i.e. the chair (of the Board, therefore of the meeting), the CEOs, etc. [translation]2.” For small shareholders, this reduced presence at annual meetings can have an impact on the success of their proposals in the long term, as they cannot defend them in person and thus build additional support in the event that their proposals are submitted in the future.

These issues create a concern for shareholder participation as shareholders do resort to submitting shareholder proposals to be included in Management Proxy Circulars and presented at annual meetings where there is a failure to exchange views with the issuer or for any other reason.

The experience of the last twenty years in shareholder participation and shareholder proposals has shown the added value thereof in matters of governance, such as the separation of the duties of the president and CEO from those of the chairman of the Board, the advisory vote on executive compensation, the disclosure of the compensation of auditors and of compensation consultants, the presence of women on boards of directors and in senior management positions, access to proxies for the nomination of directors, etc.

We recommend that the Board of Directors adopt a policy setting down the rules for shareholder participation at virtual annual meetings:

•	oral presentation of shareholder proposals by the individuals or organizations submitting them for a period at least equal to the time required to read them;
•	electronic viewing of both the shareholders during their presentation and the senior management;
•	the opportunity to ask questions following management’s presentations;
•	real-time interaction between shareholders and the chair of the meeting; and
•	where questions raised by shareholders cannot be addressed during the annual meeting, the posting of management’s responses on the company website and on SEDAR within ten days of the meeting.

BMO’s Response

Our Annual Meeting of Shareholders is an important opportunity for shareholders to participate in the governance of the bank and to engage with management.

Last year, on March 11, 2020, when the World Health Organization declared COVID-19 a pandemic, management had to very quickly convert a fully planned in person shareholders’ meeting to a fully electronic meeting held on March 31, 2020. Our guiding principle was to recreate for shareholders the same opportunities to participate and to vote as they would have had at an in person meeting. We were limited by the technology available at the time, but nevertheless followed our usual rules of conduct for the meeting as closely as possible to allow shareholders to participate, which they did.

Unfortunately again this year, we find ourselves faced with another virtual meeting to protect everyone’s health and safety during the continuing pandemic, as we respect the protocols from public health and government authorities which we will continue to follow up until our Annual Shareholders’ Meeting on April 7, 2021.

This year, to the extent permitted by the technology enhancements, shareholders will have the opportunity to speak during the meeting. As in prior years they will be able to send questions in advance, or via virtual chat during the meeting, and will be able to ask questions live during the meeting and during the Q&A session following the formal part of the meeting. As we did last year, we will post on the Investor Relations page of the bank’s website in advance of the meeting detailed instructions on how shareholders, both registered and beneficial, can access the meeting, participate during the meeting and vote, both before and during the meeting. We encourage beneficial shareholders to pay close attention to the instructions on how to vote their shares prior to or during the meeting as the beneficial nature of their holding requires additional steps and time.

As was stated at our March 31, 2020 annual meeting, the Chair of the Board and CEO look forward to a return to an in person annual meeting of shareholders when it is safe and permitted to do so.

We thank you, our shareholders, for participating virtually, and for your patience during this challenging time.

2	https://medac.qc.ca/1798

Bank of Montreal Management Proxy Circular 2021	91

Proposal No. 4

Dedicated Human Resources Committee

It is proposed that the Board of Directors revise the mandate of its compensation or human resources committee in order to include specific responsibilities regarding the health, safety and well-being of all employees.

Supporting statement

Since the beginning of the COVID-19 crisis, the health, safety and well-being of employees have become an increasingly important concern for the senior executives of our organizations. Among those concerns is the matter of developing employee talent to meet the challenges of new technologies.

The mandate and responsibilities of the compensation or human resources committees should be adjusted to reassure shareholders and other stakeholders that all strategies and policies are in place to address such concerns. Currently, much of the work of such committees is focused on managing executive performance and compensation.

The purpose of this proposal is to request the Board of Directors to review the mandate of the human resources committee or create a specific committee to assist it in carrying out its duties in the establishment of the vision and monitoring of issues of employee health, safety and well-being, particularly as it relates to its strategies, policies, systems and practices in this matter and the management of related risks. For example, this committee could be called upon to deal with the following topics: training and talent development, diversity, labour relations, compensation equity, organizational culture, physical layout of the workplace, the physical and mental health impact of telecommuting on employees, and employee commitment and satisfaction. Such strategic aspects of human resource management should be disclosed in the Management Proxy Circular.

This proposal is based on the standards and indicators of the Sustainability Accounting Standards Board (SASB), which are often cited as a roadmap in the standardization of human resource management information.

The health and well-being of employees are not only complementary but essential to the strategy of an organization. It is with this in mind that we are submitting this proposal.

BMO’s Response

We agree that the health and well-being of our employees is of primary importance. Updates on employee health and well-being are provided regularly to the Human Resources Committee. Consequently, the Human Resources Committee’s charter will be revised to include the bank’s human resources management strategies relating to employee health and well-being as part of the committee’s oversight responsibilities.

Proposal No. 5

COVID-19 – Equitable sharing of the recovery burden

It is proposed that the Board of Directors disclose the actions taken by the organization to ensure that both the company’s senior management and other employees share equitably in the economic recovery effort following the pandemic.

Supporting statement

The 2008 economic crisis left a bitter taste in the mouths of many shareholders. While their stock portfolio experienced a sharp drop, the compensation of the most senior executives and directors continued to increase in a manner considered by many to be excessive and unrelated to the company’s performance. This situation paved the way for the introduction of the non-binding advisory vote on executive compensation and tarnished the reputation of many organizations.

The current pandemic and economic crisis have forced many companies to make difficult choices, forcing both temporary and permanent layoffs. As regards senior executives and board members, little information has been disclosed on the actions taken to reduce their numbers or compensation.

The purpose of this proposal is to request the Board of Directors to disclose the following information in the next Management Proxy Circular:

•	the percentage and number of permanent and temporary layoffs as a result of the pandemic, including both senior management and other employees;
•	the percentage of reduction in compensation for each of these two categories of employees;
•	the discretion retained by the compensation committee or the Board of Directors to grant raises to senior management notwithstanding that several performance targets will not be met because of the economic crisis and the pandemic;
•	the adjustments made to the compensation policy for the coming years to take into account the reduction in compensation some employees may have incurred; and
•	any other adjustments made to the policy for granting shares or stock options to indemnify senior executives for compensation losses incurred in 2020.

92	Bank of Montreal Management Proxy Circular 2021

BMO’s Response

We acknowledge the proponent’s concern about the impact of the COVID-19 pandemic on the bank and its employees. The information requested is provided annually as described in the paragraph below. The paragraph that follows includes the specific page references in the 2021 management proxy circular that discuss the impact this past year.

The bank discloses the business results and the performance, and compensation decisions it makes based on those results, in its management proxy circular every year. In instances where the committee has exercised its discretion, the circular has described how it has been used and the context behind its use. In instances where the bank has decided to take severance charges related to permanent and/or temporary layoffs, it has disclosed publicly the size and scope of these programs as part of the annual or quarterly earnings calls in which they are announced. The bank has also consistently disclosed design changes to its executive total variable pay program along with changes to its share unit or option-based equity programs, and brought forward to a shareholder vote any substantive changes to its equity programs or the inventory of securities used to facilitate their use.

Total direct compensation awarded to bank executives for fiscal 2020 was lower than the previous year. A substantial portion of executive compensation is variable pay, in the form of short, mid and long-term incentives. All variable pay is tied to the bank’s performance against financial goals and strategic objectives set at the beginning of each year (see page 53). The financial goals for 2020 were not adjusted during the year, although a strategic objective linked to our risk management priority was added that included assessing management’s effectiveness in managing the bank’s resiliency during the COVID-19 pandemic (see page 42). The pandemic was a significant development in 2020 that required a strategic response by management to safeguard employees and customers and ensure business continuity. The bank delivered solid financial performance in an otherwise challenging environment, and outperformed its strategic objectives set for 2020. Our three-year TSR, however, ranked fifth against our Canadian bank peers, which reduced variable pay funding for all executives by 10%, resulting in a calculated multiplier of 89% (see page 60). Management also recommended, and the Human Resources Committee agreed, to use its discretion to reduce the calculated multiplier by 2% to account for secondary considerations related to the economic environment arising from COVID-19, and its impact on our business. This led to final total bank variable pay funding for executives of 87%, and an overall decrease in executive compensation for 2020 (see page 60). There were no increases to total target direct compensation for 2021 for the named executives. (see pages 64-73).

Proposal No. 6

Global warming

It is proposed that the Bank produce a report on loans it has made in support of projects with polluting consequences leading to a significant rise in global temperatures.

Supporting statement

The Paris Agreement aims to limit the global temperature rise to 2°C and, if possible, to 1.5°C. According to Mark Carney, the former governor of the Bank of Canada and the Bank of England and now UN Special Envoy on Climate Action and Finance, funds provided by banks and investment firms to support several large polluting projects will lead to a 4°C rise, while the Paris Agreement aims to limit the global temperature rise to 2°C or even 1.5°C.

Mr. Carney added that the goals of the Agreement are clear, but the organizations’ policies are incoherent. At a time when the 20 largest energy companies in the world are responsible for a third of all carbon emissions on Earth, the time has come, in the opinion of the Governor of the Bank of England, to curb the appetite of the financial system, which does not seem to care about the climate emergency.

The aim of this proposal is to ask the Bank to publish information on the amounts advanced for projects with significant repercussions on global temperatures.

Bank of Montreal Management Proxy Circular 2021	93

BMO’s Response

BMO has prepared a market leading Climate Report as part of our 2020 Sustainability Report (see page 59 of the 2020 Sustainability Report which is available at https://corporate-responsibility.bmo.com/reports/). The Climate Report has been developed to align with the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD), developed by the Financial Stability Board during Mr. Carney’s time as Chair of that body.

The report includes detailed information about BMO’s exposure to physical and transition risk, including in a sectoral infographic on climate risk (pages 63 and 65), as well as quantitative metrics,

including carbon related assets and scope 1, 2 and 3 GHG emissions (page 69).

Beyond TCFD aligned disclosure, BMO has recently joined the Partnership for Carbon Accounting Financials (PCAF). Through this membership, BMO will adopt and implement innovative approaches for broadening our scope 3 emissions quantification and reporting, and enabling our target-setting efforts towards a net zero world.

Proposal No. 7

Circular economy

It is proposed that the Bank produce a report on the loans it has made in recent years to support the circular economy.

Supporting statement

According to the Institut de l’environnement, du développement durable et de l’économie circulaire du Québec (Institute for the Environment, Sustainable Development and Circular Economy), the circular economy is “A system of production, exchange and consumption aimed at optimizing the use of resources at all stages of the life cycle of a good or service, using circular logic, while reducing our environmental footprint and contributing to the well-being of individuals and communities [translation]3.”

Circular business models allow for the rethinking of systems and processes at the design stage to identify opportunities to recycle, repair, reuse, reconvert or refurbish products and materials to reduce waste and greenhouse gas emissions. Across the country, as stated in a government publication, many innovators and industries are seeing the benefits of using circular models to save money or open up new market opportunities – be it turning pulp and paper mill waste into renewable bioproducts or launching product buy-back programs that improve customer interaction and make it possible to reclaim usable materials such as metals and alloys. These innovative solutions pave the way for a more circular economy that benefits the environment while creating wealth and opportunity in industries.

The development of this new way of doing business cannot be achieved without the financing of Canadian banks. The purpose of this proposal is to make shareholders aware of the Bank’s support for this new economy in recent years.

BMO’s Response

Supporting the circular economy and playing our part within it are core to BMO’s sustainability efforts.

From a vision standpoint, BMO has become one of the first major Canadian banks to adopt the Principles for Responsible Banking, building on our collaboration with UNEP-FI for over ten years. The Principles for Responsible Banking make clear the importance of measuring, monitoring and target setting on sustainability impact. BMO has played a leadership role with UNEP-FI in developing the methodologies for how such impacts should be measured, taking into account the scale of our bank’s activities, the contexts in which we operate, and the scale of the social, economic and environmental impacts that result. We have also played a leadership role in UNEP-FI’s work on climate related financial risk analysis. We will continue to do so and improve our impact disclosures over time, as indicated by this commitment to the Principles for Responsible Banking.

More work needs to be done to develop standardized and comparable metrics for sustainability impact and accounting for value. BMO has been an active member in organizations like the

Sustainable Accounting Standards Board. We are supportive of international efforts to harmonize existing approaches to sustainability disclosure and to find common standards. We are keen to play a leadership role in these initiatives and are actively engaged on these topics on the international stage.

Circular economy is promoted by sustainable investment. This has motivated our Purpose commitment to mobilize $400 billion in sustainable finance by 2025. This commitment included the issuance of BMO’s first Sustainability Bond, which expressly includes lending to support the circular economy within its scope, including recycling companies. We have also established a $250 million BMO Impact Investment Fund which includes circular economy as a specific area of focus. More broadly, our sustainable finance and responsible investment initiatives promote circular economy through lending, investment and corporate engagement and this is tracked against our Purpose commitment goals.

This work demonstrates our commitment to a circular economy. We will continue to emphasize this topic and take a leadership role where possible to advance these important objectives.

3	http://instituteddec.org/themes/economie-circulaire/

94	Bank of Montreal Management Proxy Circular 2021

Proposal No. 8

Discretion of the Board of Directors and the Compensation Committee

It is proposed that the Management Proxy Circular explicitly state the criteria used by each of these bodies to review the objectives pertaining to the compensation and performance of its senior executives.

Supporting statement

Over the past year, the health and economic crisis has certainly had an impact on the key performance measures and related targets that senior executives were expected to meet in 2020. Did the Board of Directors and the human resources committee adjust the targets, where required, or did they use special discretion to review the compensation policy because they considered that performance in relation to pre-established targets did not fully reflect the overall quality of the performance of these executives?

The purpose of this proposal is to require the company to precisely disclose the adjustments made, if any, to the key performance measures, targets and allocation of related compensation for all its senior executives.

BMO’s Response

We discuss the design and decision-making process of our executive compensation program in detail in our management proxy circular. We have leading compensation practices (see page 39), base our executive compensation program on four core principles (see page 48) and have evolved the compensation program to strengthen the link between executive pay and BMO’s long-term strategy. In fiscal 2020, we built an even more direct link between variable pay and BMO’s five strategic priorities as well as key priority topics in our sustainability scorecard (see page 42).

The board approves the bank’s strategic plans, including key initiatives, opportunities, risk, competitive position, financial projections and other key performance indicators for each operating group. It also gives the final approval on compensation decisions for the CEO.

The Human Resources Committee oversees BMO’s compensation policies and practices, to make sure they support the bank’s Purpose and strategic priorities, while managing current and future compensation risk (see page 45), and uses a formal six-step process every year to ensure that the governance of its compensation policies and decision-making are sound (see page 49).

The Human Resources Committee works with management and the bank’s oversight committees (see page 46), and with an external compensation advisor every year to get an independent view of best practices, BMO’s executive compensation program and compensation decisions. The committee takes into consideration the information and recommendations the advisor provides, but also considers other factors, and is ultimately responsible for its own decisions.

All variable pay is awarded based on achieving bank, operating group and individual performance goals that are linked to our strategic priorities and sustainability objectives. As previously indicated, the financial goals for 2020 were not adjusted during the year, although we did add a strategic objective linked to our risk management priority that included assessing management’s effectiveness in managing BMO’s resiliency during the COVID-19 pandemic. The pandemic was a significant development in 2020 that required a strategic response by management to safeguard employees and customers and ensure business continuity. We explain our financial goals and strategic objectives in detail beginning on page 54 and the outcomes in the 2020 performance assessment and compensation beginning on page 60.

The Human Resources Committee has the ability to use its discretion to adjust variable pay awards up or down based on the achievement of financial goals and strategic objectives tied to our strategy. This year management recommended, and the committee agreed to use its discretion to reduce the calculated multipliers for total bank and operating groups. The committee reduced calculated variable pay funding by 2% to account for secondary considerations related to the economic environment arising from COVID-19, and its impact on our business. This led to final total bank variable pay funding of 87% for short, mid and long-term incentives and an overall decrease in executive compensation for 2020.

We are committed to ensuring our proxy circular disclosure is clear and comprehensive, while meeting regulatory requirements and staying at the forefront of governance and compensation best practices.

Bank of Montreal Management Proxy Circular 2021	95

Your vote matters.
See page 4 for detailed information about who can vote, and how to vote. We encourage you to vote right away.